                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-39428

                               10,000,000 Shares

                                 [ChipPAC LOGO]

                              Class A Common Stock

                                 ------------

   Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CHPC".

   The underwriters have an option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares.

   Investing in our Class A common stock involves risks. See "Risk Factors" on page 11.

                                                         Underwriting
                                              Price to   Discounts and  Proceeds to
                                               Public     Commissions  ChipPAC, Inc.
                                            ------------ ------------- -------------
Per Share..................................    $12.00        $0.72        $11.28

Total...................................... $120,000,000   $7,200,000  $112,800,000

   Delivery of the shares of Class A common stock will be made on or about August 14, 2000.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

          Deutsche Banc Alex. Brown

                     Merrill Lynch & Co.

                                    Robertson Stephens

                                                      Thomas Weisel Partners LLC

                 The date of this prospectus is August 8, 2000.

                                  [cover art]

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  11
Cautionary Note Regarding Forward-Looking Statements.....................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  21
Capitalization...........................................................  22
The Reclassification.....................................................  24
Dilution.................................................................  26
Unaudited Pro Forma Combined Condensed Financial Data....................  28
Selected Historical Financial Data of Chippac, Inc. .....................  38
Selected Historical Financial Data of Malaysian Business.................  40
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  41
Industry.................................................................  50
Business.................................................................  52

                                                                           Page
                                                                           ----
Management................................................................  63
Principal Stockholders....................................................  73
Qualcomm Private Placement................................................  76
Significant Relationships and Related Transactions........................  76
Description of Capital Stock..............................................  83
Description of Financing Arrangements.....................................  86
Shares Eligible for Future Sale...........................................  91
Material United States Tax Considerations for Non-United States Holders...  93
Underwriting..............................................................  96
Notice to Canadian Residents..............................................  99
Legal Matters............................................................. 100
Experts................................................................... 100
Where You Can Find More Information....................................... 100
Index to Financial Statements............................................. F-1
Glossary.................................................................. G-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                     Dealer Prospectus Delivery Obligation

   Until September 2, 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes, before making an investment decision. On June 30, 2000, we consummated the acquisition of Intersil Technology Sdn. Bhd., a former wholly-owned subsidiary of Intersil Corporation with semiconductor packaging and test operations in Kuala Lumpur, Malaysia, which is referred to in this prospectus as the Malaysian business. See the "Glossary" section for a description of other technical terms used in this prospectus.

                                    ChipPAC

   ChipPAC is one of the world's largest providers of semiconductor packaging and test services. We provide one of the broadest portfolios of packaging and test services available in the industry. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, the most advanced mass produced type of package. We also provide advanced packaging products that address the needs of semiconductors used in wireless and wireline communications applications, including flip-chip, chip-scale and stacked die technologies. Outsourcing of packaging and test services to independent packagers like ChipPAC is expanding rapidly due to several factors, including cost reduction, resource allocation, equipment utilization, time-to-market pressures, the increased technological complexity of packaging and the growth of "fabless" semiconductor manufacturers. Our headquarters are located in Santa Clara, California and our facilities are strategically located in Arizona, South Korea, China and Malaysia to address the needs of our customers who are typically high growth integrated device manufacturers, or IDMs. We believe the following business strengths further differentiate us from our competitors:

  . High End Technology Expertise--We are one of the world's largest providers of outsourced BGA packages, which accounted for more than 50% of our packaging revenues during the twelve months ended March 31, 2000 pro forma for the acquisition of the Malaysian business. Our BGA packages are used for most high end applications. For example, our BGA packages provide non-microprocessor packaging solutions for computing and communications devices including Qualcomm Incorporated's CDMA chipsets. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in Internet servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chipsets. In addition, our recently completed acquisition of the Malaysian business expands our mixed-signal testing platforms and provides us with critical expertise for testing radio frequency, or RF, devices. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to lead the development of solutions for next generation semiconductor packages.

  . Focus on Communications End Markets--In order to address the small footprint needs of wireless networks, Internet appliances and handheld computing devices, we have developed smaller, more efficient products that improve the size and electrical and thermal performance of our customers' devices. As a result, we provide packaging and test services for most of the flash memory manufacturers including Atmel Corporation, Intel Corporation, STMicroelectronics N.V., Advanced Micro Devices and Hyundai Electronics Industries Co., Ltd., which we refer to as Hyundai Electronics. Additionally because of our design win focus, our new customer growth has been significant. Many of these new customers service the communications end markets and include Lucent Technologies Inc., Virata Semiconductor, Qualcomm, Intersil and Level One Communications, Inc. In addition, we provide packaging and test services for the fast growing digital multi-media end markets served by C-Cube Microsystems Inc. and NVIDIA Corporation.

  . Long-term Partnerships with Key Customers--Pro forma for the acquisition of the Malaysian business, over half of our 1999 revenues were covered by long term agreements. One of our agreements is a five-year supply agreement with Intersil to assemble and test its PRISM(R) wireless LAN chipsets as well as its other analog, mixed signal and power semiconductors. We also have a two and one-half year supply agreement with Intel to package its chipsets as well as its other non-microprocessor devices. We are well positioned to benefit from the potential growth of Rambus Dynamic Random Access Memory, known as RDRAM, through our three and one-half year agreement with Hyundai Electronics to provide our chip-scale packaging and test services for Hyundai Electronics' outsourced RDRAM packaging needs. Qualcomm has agreed to enter into a three-year supply agreement with us under which we will provide packaging and test services for integrated circuit devices for Qualcomm. Each of Intel, Hyundai Electronics America and Intersil is, and upon completion of a private placement concurrent with the closing of this offering, Qualcomm will be, a stockholder of our company.

  . Geographic Diversification that Enhances Growth--We are strategically located to take advantage of industry outsourcing trends. Cahners In-Stat predicts that within the next ten years, China will be the second largest market in the world for semiconductors. Our Shanghai facility makes us the largest packaging and test provider in China, and we plan to be the first independent provider of chip-scale packages in that country. In addition, we expect to become an important source of local content for products sold into the Chinese market, including cellular telephones and portable devices. Local content requirements are being driven by the Chinese government. Our principal packaging site for BGA packages is in Ichon, Korea which is strategically located near the large Korean semiconductor companies including Hyundai Electronics and Samsung Semiconductor, Inc., who are aggressively expanding into non-memory products and selling semiconductor foundry capacity. The Malaysian facility in Kuala Lumpur is less than 200 miles from Singapore and positions us to benefit from the growth in fabless manufacturing taking place in Southeast Asia. Our headquarters in Silicon Valley and state-of-the-art research and development facilities in California, Arizona and Korea are located near our customers and provide us with the distinct ability to work closely with our customers in the design process and in supply chain management.

  . High Growth Opportunities in Test Services--Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. According to Semiconductor Business News, spending on outsourced test services is growing by more than 40.0% per year and it is expected to reach $2.0 billion by 2001. We have invested significantly in testing equipment and have the capability to test mixed-signal, digital logic, memory, power and RF devices. Through increased emphasis on and additional capacity of our test business, we have seen a significant acceleration in our test revenues over the most recent four quarters, and we expect the growth to continue.

   Our core customer base includes some of the world's largest and most prominent semiconductor manufacturers, including Atmel, Hyundai Electronics, Intel, International Business Machines Corporation, LSI Logic Corp., Samsung and STMicroelectronics. In addition, we consistently rank among the top packaging and test providers to our customers and in recent years have received numerous quality awards, including supplier of the year recognition from Atmel, QuickLogic Corporation and LSI Logic, Intel's 1999 Preferred Quality Supplier Award and Intel's 2000 e-business supply chain award. Pro forma for the acquisition of the Malaysian business, in 1999 we packaged over one billion units and believe that we achieved one of the most efficient assembly yields in advanced substrate packaging.

                               Business Strategy

   Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to take advantage of our outsourcing relationships with IDMs and fabless semiconductor manufacturers. To achieve these goals, we will:

  . continue to implement long term partnership agreements to further strengthen our technology partnerships with key customers and to expand our customer base;

  . expand our testing business to capitalize on the growing trend for mixed-signal testing for communications semiconductors;

  . utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

  . pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by IDMs; and

  . develop new packaging technology that will attract new customers and allow us to become early stage partners with our customers in new semiconductor designs.

                              Recent Transactions

 The Acquisition of Intersil's Malaysian Business

   On June 30, 2000, we consummated our acquisition of Intersil's packaging and test operations located in Kuala Lumpur, Malaysia along with related intellectual property for approximately $70.0 million in cash and preferred stock. In connection with the acquisition, we entered into a five-year supply agreement with Intersil to provide assembly and test services on an exclusive basis. The Malaysian business increases our exposure to high growth advanced communications products, provides a presence in Malaysia and enhances our intellectual property in key areas. In addition, the Malaysian business expands our mixed-signal testing capabilities and provides us with critical expertise in RF testing. For its fiscal year ended July 2, 1999, the Malaysian business had revenues of $110.5 million.

 The Qualcomm Private Placement

   On July 13, 2000, Qualcomm agreed to enter into a three-year supply agreement with us under which we will provide packaging and test services for integrated circuit devices for Qualcomm and to purchase from us $25.0 million of our Class A common stock at a purchase price per share equal to 95% of the initial public offering price in this offering in a private placement that will occur concurrently with the closing of this offering. Based on the initial public offering price of $12.00, Qualcomm will purchase 2,192,983 shares of our Class A common stock in this concurrent private placement.

                            Recent Operating Results

   For the three months ended June 30, 2000, our revenues were $109.0 million, an increase of 34.8% over the prior year period. This increase was primarily due to the strong demand from the communications and multi-application end markets. Revenue grew 124.0% and 35.3% over the prior year period in the communications and multi-applications end markets, respectively. Our revenues from the computing end market for the three months ended June 30, 2000 declined by 5.9% from the prior year period.

   For the three months ended June 30, 2000, test revenues continued to grow dramatically increasing 247.8% over the prior year period. Leaded product assembly revenue increased 39.9% over the prior year period. Laminate product assembly revenue increased 23.4% over the prior year period primarily due to chip-scale BGA packaging revenues increasing by $16.2 million or 1,311.1% from the prior year period.

   Our total packaging unit volume was 412.4 million for the three months ended June 30, 2000, an increase of 61.0% over the prior year period. Leaded product assembly unit volume increased by 53.9% over the prior year period. Laminate product assembly unit volume increased by 137.7% over the prior year period.

   Our gross margin doubled to 24.0% during the three months ended June 30, 2000 from 12.0% during the prior year period. This margin improvement was primarily attributable to reductions in material costs and increased efficiency in the utilization of our production capacity and labor resources and lower depreciation expenses resulting primarily from the change in useful lives in production equipment. Our gross profit increased to $26.1 million during the three months ended June 30, 2000, an increase of 169.9% from our gross profit of $9.7 million during the prior year period.

   Our operating income for the three months ended June 30, 2000 was $16.4 million, more than seven times greater than the prior year period and an increase of 53.0% over the prior quarter. Our operating margin for the three months ended June 30, 2000 was 15.0%, an increase of 4.0% over the prior quarter.

   For the three months ended June 30, 2000, our net income was $5.6 million, after taking into effect income taxes at our estimated effective worldwide tax rate of 20.0% for 2000. This net income was 5.2% of our revenues for the three months ended June 30, 2000. Net income increased by $5.1 million from the prior year period.

   Because our acquisition of the Malaysian business was not consummated until June 30, 2000, the results of operations sets forth above does not include the operations of the Malaysian business.

                              The Recapitalization

   On August 5, 1999, affiliates of Bain Capital, Inc. and SXI Group LLC, a portfolio concern of Citicorp Venture Capital Ltd., which we refer to collectively as the "Equity Investors," and management acquired a controlling interest in ChipPAC, Inc. from Hyundai Electronics and Hyundai Electronics America, which we collectively refer to as Hyundai, through a series of transactions, including a merger into ChipPAC, Inc. of a special purpose corporation organized by the Equity Investors. The merger was structured and accounted for as a recapitalization. We refer to this transaction as the recapitalization. On August 4, 2000, SXI Group LLC distributed its shares of our capital stock to its various members. As a result of the distribution, Citicorp Venture Capital Ltd. and its affiliates received 20,505,792 shares of our outstanding common stock.

                             Additional Information

   ChipPAC, Inc. was incorporated in Delaware in June 2000 for the purpose of reincorporating ChipPAC, Inc., a California corporation, under the laws of the state of Delaware in the reclassification that is described elsewhere in this prospectus. We refer to the Delaware corporation as ChipPAC Delaware and to the California corporation as ChipPAC California. Unless specifically indicated in this prospectus or the context otherwise requires:

  . the terms "we," "us," "our," "ChipPAC" and the "company" refer to ChipPAC California prior to the reclassification and to ChipPAC Delaware, the issuer of the shares offered by this prospectus, after giving effect to the reclassification;

  . the term "offering" refers to the offering of Class A common stock of ChipPAC Delaware made under this prospectus; and

  . the information in this prospectus gives effect to the reclassification, including the reincorporation of ChipPAC California under the laws of the state of Delaware.

   Our principal executive office is located at 3151 Coronado Drive, Santa Clara, California 95054, and our telephone number is (408) 486-5900. We maintain a website on the Internet at www.chippac.com. Our website and the information it contains is not a part of this prospectus.

                                 Industry Data

   In this prospectus, we rely on and refer to information regarding the semiconductor market and its segments and competitors from Cahners In-Stat, Dataquest, Electronic Trends Publications, Fabless Semiconductor Association, Semiconductor Business News and Worldwide Semiconductor Trade Statistics, market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it. None of the sources that we rely on for information about the semiconductor market has consented to the disclosure and use of their information in this prospectus.

                                  The Offering

                                                  10,000,000 shares by ChipPAC,
 Class A common stock offered.................... Inc.

 Class A common stock issued to Qualcomm in a     2,192,983 shares by ChipPAC,
  private placement.............................. Inc.

 Common stock to be outstanding after this
  offering and concurrent private placements.....
                                                  67,131,718 shares of Class A
                                                  common stock

                                                          0 shares of Class B
                                                  common stock

                                                  67,131,718 total shares of
                                                  common stock

 Voting rights................................... Holders of Class A common stock are entitled to one
                                                  vote per share on all matters
                                                  submitted to a vote of the
                                                  stockholders. Holders of
                                                  Class B common stock will
                                                  have no voting rights, other
                                                  than as required by law. Each
                                                  share of Class A common stock
                                                  is exchangeable on a share-
                                                  for-share basis into Class B
                                                  common stock at the option of
                                                  the holder. Each share of
                                                  Class B common stock is
                                                  exchangeable on a share-for-
                                                  share basis into Class A
                                                  common stock at the option of
                                                  the holder.

 Use of proceeds................................. We intend to use the net proceeds of this offering and
                                                  the Qualcomm private
                                                  placement:

                                                  .  to redeem the outstanding
                                                     shares of our Class B
                                                     preferred stock issued to
                                                     Hyundai;

                                                  .  to repay a portion of our
                                                     outstanding indebtedness
                                                     under our senior credit
                                                     facilities; and

                                                  .  to pay fees and expenses
                                                     of this offering and the
                                                     concurrent private
                                                     placement.

 Nasdaq National Market symbol................... CHPC

   Upon the effectiveness of the registration statement of which this prospectus forms a part, we effected the reclassification of our capital stock, which is further described under "The Reclassification." The share numbers in this prospectus reflect the issuance of an aggregate of 12,559,651 shares in this offering, the Qualcomm private placement and another concurrent private placement to the Equity Investors described under "Significant Relationships and Related Transactions."

   Unless we indicate otherwise, the information in this prospectus reflects:

  .  the reclassification of our capital stock;

  . the automatic conversion of all outstanding shares of our Class A convertible preferred stock held by Intel into an aggregate of 2,800,438 shares of our Class A common stock upon the closing of this offering;

  . the automatic conversion of all outstanding shares of Class C preferred stock held by Intersil into an aggregate of 1,548,816 shares of our Class A common stock upon the closing of this offering; and

  . a 0.38098771 for 1 reverse stock split of our common stock to be effected prior to the closing of this offering, other than the historical and pro forma financial data which do not give effect to this reverse stock split.

   The common stock to be outstanding after this offering does not include:

  . 1,748,362 shares of Class A common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $2.99 per share, 193,980 shares of which will be exercisable immediately after the offering;

  . 2,285,926 additional shares of Class A common stock reserved for future grants, awards or sale under the 2000 Equity Incentive Plan or sale under the 2000 Employee Stock Purchase Plan;

  . 520,833 shares of Class B common stock issuable upon the exercise of a warrant held by Intel; and

  . the exercise by the underwriters of their option to purchase up to 1,500,000 additional shares of Class A common stock from us to cover over-allotments.

   The fully-diluted number of shares to be outstanding after this offering and the concurrent private placements, including the shares of Class A common stock issuable upon the exercise of options outstanding and the shares of Class B common stock issuable upon the exercise of a warrant held by Intel, calculated using the treasury stock method, is 68,548,369 shares. Assuming the exercise of the Intel warrant as of the date of this prospectus, the fully-diluted number of shares is 68,965,036.

   See "The Reclassification," "Management--Option Grants," "--Employee Stock Purchase Plan" and "Description of Financing Arrangements--Intel Warrant."

   Summary Historical and Pro Forma As Adjusted Financial and Operating Data

   The following summary financial historical data for ChipPAC as of and for each of the years in the three-year period ended December 31, 1999 were derived from our audited financial statements and as of and for the three months ended March 31, 2000 were derived from our unaudited financial statements, all of which are included elsewhere in this prospectus. The following summary historical financial data for the Malaysian business as of and for the fiscal years ended June 27, 1997, July 3, 1998 and July 2, 1999 were derived from the audited financial statements of the Malaysian business and as of and for the nine months ended April 2, 1999 and March 31, 2000 were derived from the unaudited financial statements of the Malaysian business, all of which are included elsewhere in this prospectus.

   The summary pro forma as adjusted statements of operations and other operating data for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 give effect to our recapitalization, the acquisition of the Malaysian business, the reclassification, this offering and the application of the net proceeds from this offering, as if they had occurred on January 1, 1999. The pro forma as adjusted balance sheet as of March 31, 2000 gives effect to the acquisition of the Malaysian business, the reclassification, this offering and the concurrent private placements and the applications of the net proceeds from this offering and the Qualcomm private placement, as if they had occurred at that date.

   The following summary pro forma as adjusted financial data are intended for informational purposes and should not be considered indicative of either the future results of operations or the results that might have occurred if our recapitalization, the acquisition of the Malaysian business, the reclassification, this offering and the concurrent private placements and the application of the net proceeds from this offering and the Qualcomm private placement had been consummated on the indicated date or had been in effect for the period presented. The following table should be read in conjunction with "Capitalization," "Unaudited Pro Forma Combined Condensed Financial Data," "Selected Historical Financial Data of ChipPAC, Inc.," "Selected Historical Financial Data of Malaysian Business," "The Reclassification," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements, the unaudited interim financial data and the related notes included elsewhere in this prospectus.

                                 ChipPAC, Inc.

                                 Historical                 Pro Forma As Adjusted
                         ---------------------------  -----------------------------------
                                 Year Ended            Year Ended   Three Months Ended
                                December 31,          December 31,       March 31,
                         ---------------------------  ------------ ----------------------
                           1997      1998     1999        1999       1999        2000
                         --------  -------- --------  ------------ ---------  -----------
                                 (dollars in thousands, except per share data)
Statement of Operations
 Data:(1)
Revenue................. $289,429  $334,081 $375,530    $477,394   $ 109,195   $120,392
Gross profit............   60,191    63,716   58,042      72,169      16,710     22,717
Selling, general and
 administrative,
 including management
 fees charged by
 Hyundai................   19,052    15,595   21,219      21,219       4,511      7,099
Research and
 development............    4,052     7,692   12,362      12,362       3,003      2,631
Write-down of impaired
 assets(2)..............   11,569       --       --          --          --         --
Change of control
 expense(3).............      --        --    11,842         --          --         --
                         --------  -------- --------    --------   ---------   --------
Operating income........ $ 25,518  $ 40,429 $ 12,619    $ 38,588   $   9,196   $ 12,987
                         ========  ======== ========    ========   =========   ========
Net income (loss)....... $(46,118) $ 32,303 $ (7,308)   $  7,009   $   2,092   $  3,946
                         ========  ======== ========    ========   =========   ========
Net income (loss)
 available to common
 stockholders(4)........ $(46,118) $ 32,303 $(11,528)   $  6,749   $   2,092   $  3,790
                         ========  ======== ========    ========   =========   ========
Earnings (loss) per
 common share:
Basic...................                                $   0.12   $    0.04   $   0.07
Diluted.................                                    0.12        0.04       0.06
Weighted average common
shares outstanding:
Basic...................                                  54,002      52,903     57,502
Diluted(5)..............                                  54,601      52,903     60,056

Other Financial Data:
Depreciation............ $ 40,682  $ 45,855 $ 56,701    $ 74,457   $  17,699   $ 11,661
Amortization............      --        --       774         774         --         375
Capital expenditures,
 including capital
 leases.................  136,594    63,523   57,856      69,744      15,167     12,749

                                                                   As of March 31, 2000
                                                                   ----------------------
                                                                               Pro Forma
                                                                    Actual    As Adjusted
                                                                   ---------  -----------
Balance Sheet Data:
Cash and cash equivalents.......................................   $  19,538   $ 21,620
Working capital.................................................       9,279       (647)
Total assets....................................................     328,954    422,971
Total liabilities and preferred stock...........................     452,147    392,109
Total stockholders' equity (deficit)............................    (123,193)    30,862

--------------------
(1) For fiscal years 1997 and 1998 and the portion of fiscal 1999 prior to the recapitalization, statement of operations data includes the expense of the ChipPAC business of Hyundai and allocated expenses from Hyundai. These amounts may not be comparable to the historical and pro forma data for fiscal year 1999.

(2) At December 1997, in compliance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, we recorded a charge of $11.6 million to write down the value of those assets which had been identified as economically impaired as a result of management's decision to discontinue particular product lines or which were judged to be in excess of foreseeable requirements.

(3) As a result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized Korean employees of approximately $11.8 million, which resulted in a corresponding reduction in the recapitalization consideration paid to Hyundai.

(4) Net income (loss) available to common stockholders represents net income
    (loss) from continuing operations less dividends accreted on preferred stock, the accretion of the recorded value on the Intel warrant and, for the pro forma year ended December 31, 1999, the extraordinary loss on retirement of some of the debt in connection with the recapitalization.

(5) The fully-diluted number of shares, to be outstanding after this offering and the concurrent private placements, including the shares of Class A common stock issuable upon the exercise of options outstanding and the shares of Class B common stock issuable upon the exercise of a warrant held by Intel, calculated using the treasury stock method, is 68,548,369 shares. Assuming the exercise of the Intel warrant as of the date of this prospectus, the fully-diluted number of shares is 68,965,036.

                               Malaysian Business

                                   Fiscal Year Ended       Nine Months Ended
                               ------------------------- ---------------------
                                                                     Successor
                                      Predecessor        Predecessor Combined
                               ------------------------- ----------- ---------
                               June 27, July 3, July 2,   April 2,   March 31,
                                 1997    1998     1999      1999       2000
                               -------- ------- -------- ----------- ---------
                                           (dollars in thousands)
Statement of Operations Data:
Revenue....................... $83,674  $80,376 $110,504   $77,837    $68,473
Gross profit and operating
 income....................... $14,601  $10,266 $ 16,078   $11,125    $ 9,907
                               =======  ======= ========   =======    =======
Other Financial Data:
Depreciation(1) .............. $12,308  $14,823 $ 18,289   $13,646    $11,771
Capital expenditures,
 including capital leases.....  37,016   38,798   20,113    14,836      3,896

Balance Sheet Data (at period end):
Cash and cash equivalents............................................. $  2,082
Working capital.......................................................  (17,162)
Total assets..........................................................   92,050
Total liabilities.....................................................   29,851
Total stockholders' equity............................................   62,199

--------------------
(1) There was no amortization associated with the Malaysian business.

                                  RISK FACTORS

   You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in our Class A common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our Class A common stock could fall, and you may lose all or part of the money you paid to buy our Class A common stock.

                         Risks Related to Our Business

The cyclicality of the semiconductor industry could adversely affect our operating results.

   Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. Beginning in 1997 and continuing through the beginning of 1999, we experienced particularly intense competition and a general slowdown in the semiconductor industry.

   In addition, we increase our level of operating expenses and investment in packaging services capacity based on customer demand forecast(s) and anticipated revenue growth. If our revenues do not grow as anticipated or the forecasts upon which we rely are inaccurate, and we are unable to decrease these expenses, our operating income would decrease.

Our profitability is affected by average selling prices which tend to decline.

   Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

   The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

   We face substantial competition from a number of established independent packaging companies and with the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

If our relationship with Hyundai, our owner prior to our recapitalization, deteriorates, our business operations could be interrupted.

   Our facilities in Ichon, Korea occupy a portion of a building located on property owned by Hyundai, our former owner. In addition, our operations at this site are dependent upon various service and support personnel employed by Hyundai. An unfavorable change in our relations with Hyundai could prevent us from gaining access to and effectively managing this facility and its operations, which would interrupt our business operations.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses which will not necessarily result in increases in revenue.

   Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

   The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

Our business may be adversely affected by the loss of, or reduced purchases by, Intel, Atmel Corporation, LSI Logic, Intersil or any other large customer. Additionally, we may encounter difficulties in soliciting new customers.

   Pro forma for the Malaysian business, in 1999, sales of packaging and test services to Intel, Intersil, Atmel Corporation and LSI Logic accounted for approximately 48.7%, 21.3%, 6.0% and 5.1% of our net revenues, respectively, and sales to our top five customers in the aggregate accounted for approximately 84.4% of total net revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could, ultimately, harm our operating results.

   Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company's services, the semiconductor company generally relies on that vendor's packages for specific applications and, to the extent possible, subsequent generations of that vendor's packages. Accordingly, it may be difficult to achieve significant sales to a particular or potential customer once it selects another vendor's packaging services.

Economic crisis in Asia where most of our suppliers are located could prevent us from securing adequate supplies of materials which could, in turn, prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

   Most of our materials suppliers are located in Asia. Historically, over half of our substrate costs were incurred from the purchase of materials from Japanese suppliers. In the future, we expect that a growing portion of these materials will be supplied by sources in Korea and Taiwan. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers' orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

   We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers which could result in a decrease in our revenues.

   Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from Hyundai, Motorola, Inc., Tessera, Inc., LSI Logic and Intersil. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated.

   We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

   Any patents and utility model, design right and computer program right registrations obtained relating to technology that we developed prior to our recapitalization are owned by Hyundai Electronics. In connection with our recapitalization, we entered into a patent and technology license agreement by which Hyundai Electronics granted us a license to use specific intellectual property rights in our semiconductor packaging and test activities. We expect to seek patents and utility model, design right and computer program right registrations, as applicable, on new packaging process and package design technologies that we develop as a means of protecting technology and market position.

   We have a non-exclusive sublicense from Hyundai to use patented BGA technologies owned by Motorola, which expires on December 31, 2002. Motorola licenses these patents to others, including our competitors. Pro forma for the Malaysian business, these BGA technologies contributed to 51.3% of our net revenues in 1999.

   We have a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages. This license will expire sometime after February 2018.

   We also have two separate license agreements with LSI Logic under which we have worldwide, royalty-bearing, non-exclusive licenses to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls and semiconductor device assemblies having an overall height of less than 1.2 millimeters, respectively. The LSI Logic license relating to flip-chip semiconductor devices becomes perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The other LSI Logic license is perpetual but may be terminated by LSI Logic in the event of our uncured breach or bankruptcy.

   In addition, we have a worldwide, royalty-free, non-exclusive license under Intersil patents, copyrights and technical information which are used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we provide packaging and test services are licensed to us only for use in providing those services.

   To the extent these licenses are not perpetual and irrevocable, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

   Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenues and profitability.

   As of March 31, 2000, over half of our employees were represented by the ChipPAC Korea Labor Union. In addition, one of our Chinese subsidiaries experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions, following our recent acquisition of the Malaysian business may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in Korea, China and Malaysia, could make it more difficult for us to operate successfully.

   For 1996, 1997, 1998 and 1999, we generated approximately 38.2%, 17.6%, 7.2%
and 16.3% of total revenues, respectively, from international markets, primarily from customers in Korea and Japan. In addition, all of the facilities currently used to provide our packaging services are located in Korea, China and Malaysia. Moreover, many of our customers' operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in Korea, China and Malaysia. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

   A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

   Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

   Prior to our recent acquisition of the Malaysian business, it was operated as a subsidiary of Intersil. All the historical revenues of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement. The operation of the Malaysian business as an independent entity may result in our incurring operating costs and expenses significantly greater than we anticipated prior to our acquisition of the Malaysian business. During 1999, the Malaysian business incurred costs for customer support and general and administrative activities. These costs represented expenses incurred directly by the Malaysian business and charges allocated to it by Intersil. The Malaysian business will now obtain many of these services on an arm's length basis. However, to obtain these services after our acquisition of the Malaysian business, we entered into a three-year services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that Intersil will perform under the services agreement or that upon termination of the agreement, we will be able to obtain similar services on comparable terms. The pro forma data contained in this prospectus are based on the historical intercompany revenues of the Malaysian business. We cannot assure you that future revenues will be consistent with these historical revenues.

We entered into supply contracts with Intersil in connection with our recent acquisition of the Malaysian business, and any decrease in the purchase requirements of Intersil or the inability of Intersil to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

   Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil.

We may not be able to successfully integrate the Malaysian business into our operations.

   On June 30, 2000, we consummated the acquisition of the Malaysian business. The acquisition could result in our incurring unanticipated expenses and losses and there can be no guarantee that we will realize any anticipated benefits from the acquisition. Moreover, the process of integrating the acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. In addition, although we expect that Intersil will assist us in integrating the operations of the Malaysian business into our operations under the three-year services agreement, we may encounter unforeseen obstacles or costs in that integration.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

   We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

   Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

   In addition, we may finance future acquisitions with additional indebtedness. Following the offering, we will continue to have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness at all or on terms acceptable to us.

                         Risks Related to This Offering

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

   Upon completion of this offering and the concurrent private placements, Citicorp Venture Capital Ltd. and its affiliates and funds affiliated with Bain Capital, Inc. will own 41,709,858 shares, or approximately 62.1%, of our outstanding common stock. By virtue of this stock ownership, they have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests. See "Principal Stockholders."

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for the Class A common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

  .  a prohibition on stockholder action through written consents;

  . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

  .  advance notice requirements for stockholder proposals and nominations;

  . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  . the authority of the board to issue, without stockholder approval, preferred stock with terms as the board may determine.

Some of our existing stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of common stock may be sold into the market in the near future; future sales of those shares could depress the market price of our Class A common stock.

   Immediately after this offering and the concurrent private placements, the public market for our common stock will include only the 10,000,000 shares of Class A common stock that we are selling in this offering, assuming the over-allotment option is not exercised. At that time, there will be 57,131,718 additional shares of our common stock outstanding. Substantially all shares held by our existing stockholders and all shares acquired in the concurrent private placements by Qualcomm and the Equity Investors, are subject to "lock-up" agreements that prohibit them from selling shares of our common stock for 180 days after the date of this prospectus. When the 180-day "lock-up" period expires, or if Credit Suisse First Boston Corporation consents, in its sole discretion, to an earlier sale, our existing stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. Some of our existing stockholders are parties to agreements with us that provide for "demand" registration rights to cause us to register under the Securities Act of 1933 all or part of their shares of our common stock, as well as "piggyback" registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our Class A common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of the Class A common stock. See "Shares Eligible for Future Sale."

Our Class A common stock has never been publicly traded so we cannot predict the extent to which a trading market will develop for our Class A common stock.

   There has not been a public market for our Class A common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price has been determined by negotiations between representatives of the underwriters and us, and may not be indicative of prices that will prevail in the trading market.

Because you will pay more for your shares than existing stockholders, the value of your investment in our Class A common stock will be diluted.

   If you purchase our Class A common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or individuals or companies which acquired shares by exercising options granted or warrants issued before this offering. As a result, the value of your investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount you pay for shares of our Class A common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had you and all of the existing stockholders, optionees and warrant holders paid the same amount per share of our common stock as you will pay in this offering. You may experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of stock options or warrants. See "Dilution."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus contain forward-looking information. They include statements concerning:

  .  our business;

  .  our growth strategy;

  . our expanding new customer base, including expectations regarding the contribution to our total revenues in 2000 from new customers;

  . our growing test business, including expected increases in revenues attributable to this business;

  . our dependence on continuous introduction of new services based on the latest technology;

  . our ability to compete in the intensely competitive semiconductor packaging and test foundry industry;

  . our strategy of pursuing long term partnership agreements and strategic acquisitions;

  . risks associated with our international business activities and with acquisition and integration of acquired companies;

  . our dependence on proprietary information and technology and key personnel;

  .  conditions in the semiconductor packaging and test foundry industry;

  . our response to general economic conditions, including economic conditions related to the semiconductor packaging and test foundry industry;

  .  our fluctuating quarterly results;

  .  liquidity and capital expenditures; and

  .  our future financial position and sources of revenue.

   You can identify these statements by forward-looking words including "believe," "expect," "anticipate," "intend" and other similar expressions. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including those identified under the "Risk Factors" section and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating these forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

   We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

   The net proceeds from the sale of 10,000,000 shares of Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $106.5 million. In addition, we estimate that our net proceeds from the Qualcomm private placement will be approximately $25.0 million. The gross proceeds from this offering and the Qualcomm private placement will be used as set forth below. The following table sets forth the estimated sources and uses of funds as of March 31, 2000, the latest date for which financial information is available:

                                          Amount                                   Amount
                                          ------                                   ------
                                       (in millions)                            (in millions)
 Sources:                                            Uses:
    Gross public offering proceeds....    $120.0       Redeem Class B
                                                      preferred stock(1).....      $ 75.9
    Gross private placement proceeds..      25.0       Repay senior credit
                                                      facilities in
                                                        part(2)..............        55.6
                                                       Fees and expenses(3)..        13.5
                                          ------                                   ------
        Total sources.................    $145.0         Total uses..........      $145.0
                                          ======                                   ======

---------------------
(1) The 70,000 outstanding shares of our Class B preferred stock issued to Hyundai Electronics and Hyundai Electronics America have an initial aggregate liquidation preference of $70.0 million plus accumulated and unpaid dividends. Dividends on these shares accrete on a daily basis at a rate of 12.5% per annum.

(2) Our senior credit facilities currently provide for a term A loan for $70.0 million, a term B loan for $80.0 million, a term C loan for $55.0 million, revolving loans of up to $50.0 million and capital expenditure loans of up to $20.0 million. As of March 31, 2000, after giving effect to our recent acquisition of the Malaysian business, we owed $212.5 million under our senior credit facilities. As of July 10, 2000, the interest rates for outstanding indebtedness under our senior credit facilities were 9.88%, 10.63%, 10.63% and 11.75% for the term A, term B, term C and revolving loans, respectively. The actual amount repaid will be reduced by approximately $40,000 per day, which is the accrued interest on our term C loan and accreted dividends on our Class B preferred stock, until the closing of this offering.

(3) Includes underwriting discounts, commissions and a one-time cash payment of $3.6 million to terminate advisory agreements with the Equity Investors upon the closing of this offering.

                                DIVIDEND POLICY

   We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our common stock is prohibited by our senior credit facility and is restricted by the indenture relating to our senior subordinated notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                                 CAPITALIZATION

   The following table sets forth our capitalization at March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to reflect: (1) the acquisition of the Malaysian business; (2) the incurrence of $55.0 million of debt under the term C loan; and (3) the issuance of 17,500 shares of our Class C preferred stock.

  . on a pro forma basis as adjusted for: (1) the sale by us of 10,000,000 shares of Class A common stock in this offering and the receipt of the estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses; (2) the sale by us of 2,192,983 shares of Class A common stock in the Qualcomm private placement and the receipt of the estimated net proceeds from this concurrent private placement; (3) the issuance by us of 366,668 shares of Class A common stock in the concurrent private placement to the Equity Investors; (4) the conversion of our Class A convertible preferred stock outstanding as of March 31, 2000 into 2,769,402 shares of Class A common stock upon the closing of this offering; (5) the conversion of our Class C preferred stock issued in connection with the acquisition of the Malaysian business into 1,539,353 shares of Class A common stock upon the closing of this offering; (6) the repayment of $55.6 million of debt plus accrued interest; (7) the redemption of Class B preferred stock plus accreted dividends; and (8) the reclassification.

                                                    As of March 31, 2000
                                               ---------------------------------
                                                                      Pro Forma
                                                Actual    Pro Forma  As Adjusted
                                               ---------  ---------  -----------
                                               (in thousands, except per share
                                                            data)
Cash and cash equivalents....................  $  19,538  $  21,620   $  21,620
                                               =========  =========   =========
Long term debt (including current portion):
 Revolving loans(1)..........................  $   7,500  $   7,500   $   7,500
 Term loans under senior credit
  facilities(2)..............................    150,000    205,000     149,400
 12.75% Senior subordinated notes due 2009...    150,000    150,000     150,000
                                               ---------  ---------   ---------
 Total long term debt (including current
  portion)...................................    307,500    362,500     306,900
                                               ---------  ---------   ---------
Mandatorily redeemable preferred stock:
 10.0% cumulative convertible preferred
  stock, class A held by Intel--par value
  $0.01 per share; 10,000 shares authorized,
  issued and outstanding at March 31, 2000,
  actual and pro forma; no shares issued and
  outstanding, pro forma as adjusted.........      9,832      9,832         --
 12.5% cumulative preferred stock, class B
  held by Hyundai--par value $0.01 per share;
  105,000 shares authorized and 70,000 shares
  issued and outstanding at March 31, 2000,
  actual and pro forma; no shares issued and
  outstanding, pro forma as adjusted.........     75,853     75,853         --
 5% cumulative preferred stock, class C held
  by Intersil--par value $0.01 per share;
  17,500 shares authorized, no shares issued
  and outstanding at March 31, 2000, actual;
  17,500 shares issued and outstanding, pro
  forma; no shares issued and outstanding,
  pro forma as adjusted......................        --      15,786         --
                                               ---------  ---------   ---------
 Total mandatorily redeemable preferred
  stock......................................     85,685    101,471         --
Stockholders' equity (deficit):
 Common stock, class A--par value $0.01 per
  share; 180,000,000 shares authorized and
  96,254,000 shares issued and outstanding at
  March 31, 2000, actual and pro forma
  (250,000,000 shares authorized and
  67,384,827 issued, pro forma as adjusted)..        974        974         674
 Common stock, class B--par value $0.01 per
  share; 180,000,000 shares authorized and no
  shares issued or outstanding at March 31,
  2000, actual and pro forma (250,000,000
  shares authorized and no shares issued, pro
  forma as adjusted).........................        --         --          --
 Common stock, class L--par value $0.01 per
  share; 20,000,000 shares authorized and
  10,456,000 shares issued and outstanding at
  March 31, 2000, actual and pro forma (no
  shares authorized or issued, pro forma as
  adjusted)..................................        104        104         --
 Warrants, Class B Common Stock (the Intel
  Warrant)...................................      1,250      1,250       1,250
 Additional paid-in-capital..................     86,336     86,336     250,140
 Divisional equity, net of capital
  redemption.................................   (167,714)  (167,714)   (167,714)
 Receivable from stockholders................     (1,478)    (1,478)     (1,478)
 Accumulated deficit.........................    (51,834)   (51,834)    (61,179)
 Accumulated other comprehensive income
  (loss).....................................      9,169      9,169       9,169
                                               ---------  ---------   ---------
 Total stockholders' equity (deficit)........   (123,193)  (123,193)     30,862
                                               ---------  ---------   ---------
  Total capitalization.......................  $ 269,992  $ 340,778   $ 337,762
                                               =========  =========   =========

Footnotes to table appear on following page.

Footnotes to table from previous page.
---------------------
(1) Borrowings of up to $50.0 million under the revolving lines under our senior credit facilities are available for working capital and general corporate purposes.

(2) Our senior credit facilities currently provide for a term A loan for $70.0 million, a term B loan for $80.0 million, a term C loan for $55.0 million, revolving loans of up to $50.0 million and capital expenditure loans of up to $20.0 million. The term A loan, term B loan and term C loan amortize quarterly with the balance of the term A loan due July 31, 2005, the term B loan due July 31, 2006 and the term C loan due July 31, 2007. As of March 31, 2000, after giving effect to the acquisition of the Malaysian business, we owed $212.5 million under our senior credit facilities. As of July 10, 2000, the interest rates for outstanding indebtedness under our senior credit facilities were 9.88%, 10.63%, 10.63% and 11.75% for the term A, term B, term C and revolving loans, respectively. The actual amount repaid will be reduced by approximately $40,000 per day, which is the accrued interest on our term C loan and accreted dividends on our Class B preferred stock, until the closing of this offering.

   This capitalization table excludes the following shares as of March 31, 2000:

  . 1,300,675 shares of Class A common stock at a weighted average exercise price of $3.99 per share that were subject to outstanding options as of March 31, 2000; and

  . 520,833 shares of Class B common stock issuable upon the exercise of the Intel warrant at an exercise price of $9.60, based on the initial public offering price of $12.00, less a 20% discount.

                              THE RECLASSIFICATION

   Upon the effectiveness of the registration statement of which this prospectus forms a part, we effected the reclassification of our capital stock. The reclassification was effected pursuant to a merger whereby ChipPAC California was merged with and into ChipPAC Delaware, the newly formed, wholly owned subsidiary of ChipPAC California that was incorporated under the laws of the state of Delaware and that issued the Class A common stock in this offering. The merger had the effect of reincorporating our company under the laws of the state of Delaware. In connection with the merger:

  . each share of Class A common stock of ChipPAC California became one share of Class A common stock of ChipPAC Delaware;

  . each share of Class B common stock of ChipPAC California became one share of Class B common stock of ChipPAC Delaware;

  . each share of Class L common stock of ChipPAC California became one share of Class A common stock of ChipPAC Delaware, plus an additional number of shares of Class A common stock of ChipPAC Delaware, rounded to the nearest whole share, determined by dividing the Preference Amount described below by the value of a share of Class A common stock of ChipPAC Delaware based on the initial public offering price;

  . each share of Class A convertible preferred stock of ChipPAC California became one share of Class A convertible preferred stock of ChipPAC Delaware;

  . each share of Class B preferred stock of ChipPAC California became one share of Class B preferred stock of ChipPAC Delaware;

  . each share of Class C preferred stock of ChipPAC California became one share of Class C preferred stock of ChipPAC Delaware; and

  . each outstanding option and warrant for the purchase of Class A common stock of ChipPAC California became an option and warrant for the purchase of Class A common stock of ChipPAC Delaware.

   The foregoing is referred to throughout this prospectus as the reclassification. As a result of the reclassification, stockholders of ChipPAC California became stockholders of ChipPAC Delaware.

   Immediately prior to the reclassification, this offering and the concurrent private placements, ChipPAC California had three classes of common stock, designated as Class A common stock, Class B common stock and Class L common stock. The Class A common stock and Class B common stock are identical, except that the Class B common stock is non-voting and is convertible on a share-for-share basis into Class A common stock at any time. The Class A common stock is convertible at any time on a share-for-share basis into Class B common stock. The Class L common stock was identical to the Class B common stock, except that the Class L common stock was not convertible and each share of Class L common stock was entitled to a preferential payment upon any distribution by ChipPAC California to holders of Class A common stock and Class B common stock, whether by dividend, liquidating distribution or otherwise, equal to the original cost of the share of the Class L common stock ($9.00 per share) plus an amount which accrues on a daily basis at a rate of 12.0% per annum, compounded quarterly. This preferential amount is referred to in this prospectus as the Preference Amount. As of March 31, 2000, the weighted average Preference Amount was $9.10 per share of Class L common stock. As of the date of this prospectus, the weighted average Preference Amount was $9.47 per share of Class L common stock.

   In connection with the closing of this offering, all outstanding shares of Class A convertible preferred stock and Class C preferred stock of ChipPAC Delaware will automatically convert into an aggregate of 4,349,254 shares of Class A common stock of ChipPAC Delaware.

                                    DILUTION

   Purchasers of our Class A common stock offered by this prospectus will suffer an immediate and substantial dilution in the net tangible book value per share. Dilution is the amount by which the price paid by the purchasers of the shares of our Class A common stock will exceed the net tangible book value per share of Class A common stock after the offering and the concurrent private placements.

   As of March 31, 2000, our pro forma tangible net capital deficiency was $34.2 million, or $0.51 per share of common stock. Pro forma tangible net capital deficiency per share is determined by dividing our tangible net capital deficiency by the aggregate number of shares of common stock outstanding, assuming the reclassification had taken place on March 31, 2000 and based on the initial public offering price of $12.00 per share. For these purposes, we calculated our net capital deficiency by subtracting our intangible assets and total liabilities from our total assets. After giving effect to (1) the sale of the shares of Class A common stock in this offering, (2) the concurrent private placements, (3) the receipt and application of the net proceeds of this offering as described in "Use of Proceeds", (4) the conversion of our Class L common stock into shares of Class A common stock as of March 31, 2000, (5) the conversion of our Class A convertible preferred stock into shares of Class A common stock as of March 31, 2000 and (6) the conversion of our Class C preferred stock into shares of Class A common stock as of March 31, 2000, pro forma net tangible book value as of March 31, 2000, would have been approximately $18.4 million, or $0.27 per share. This represents an immediate increase in pro forma net tangible book value of $0.78 per share to the current stockholders and an immediate dilution in pro forma net tangible book value of $11.73 per share to purchasers of Class A common stock in this offering. The following table illustrates this per share dilution:

                                                                    Per Share
                                                                  --------------
   Initial public offering price................................          $12.00
     Pro forma net tangible book value before this offering ....  $(0.51)
     Increase in pro forma net tangible book value attributable to new investors (including the concurrent private
      placements)...............................................    0.78
                                                                  ------
   Pro forma net tangible book value after this offering and the
    concurrent private placements...............................            0.27
                                                                          ------
   Dilution to new investors....................................          $11.73
                                                                          ======

   The following table summarizes, on a pro forma basis, as of March 31, 2000, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by (1) the existing common stockholders, (2) stockholders who are having their Class A convertible preferred stock and Class C preferred stock converted into shares of Class A common stock, (3) the purchasers of Class A common stock in this offering, at the initial public offering price of $12.00 per share, before deducting the estimated offering expenses and underwriting discounts and commissions, (4) Qualcomm in the concurrent private placement at a purchase price per share equal to 95% of the initial public offering price and (5) the Equity Investors in the other concurrent private placement at a price per share equal to the initial public offering price:

                             Shares of Common
                             Stock Purchased
                               or Converted     Total Consideration
                            ------------------ ---------------------  Average
                                               (in millions)           Price
                              Number   Percent    Amount     Percent Per Share
                            ---------- ------- ------------- ------- ---------
   Existing common
    stockholders........... 50,516,421   75.0%    $105.6       37.6%  $ 2.09
   Converted preferred
    stockholders...........  4,308,755    6.4       25.8        9.2     5.99
   Investors in this
    offering............... 10,000,000   14.8      120.0       42.7    12.00
   Qualcomm................  2,192,983    3.3       25.0        8.9    11.40
   Equity Investors........    366,668    0.5        4.4        1.6    12.00
                            ----------  -----     ------      -----
     Total................. 67,384,827  100.0%    $280.8      100.0%
                            ==========  =====     ======      =====

   If the underwriters exercise their over-allotment option in full, the following will occur:

  . the number of shares of Class A common stock held by existing stockholders and converted preferred stockholders will represent approximately 80.1% of the total number of shares of Class A common stock outstanding; and

  . the number of shares of Class A common stock held by new public investors and Qualcomm after the offering and the Qualcomm private placement will be increased to 13,692,983, or approximately 19.9% of the total number of shares of our Class A common stock outstanding after this offering and the concurrent private placements.

   As of March 31, 2000, there were an aggregate of: (1) 1,300,675 shares of Class A common stock issuable upon the exercise of outstanding options granted under our stock plans, of which none were then exercisable, at exercise prices ranging from $0.29 to $5.51 per share; (2) 2,336,164 additional shares of Class A common stock reserved for grants, awards or sale under the 2000 Equity Incentive Plan or sale under the 2000 Employee Stock Purchase Plan; and (3) 520,833 shares of Class A common stock issuable upon the exercise of the Intel Warrant. Immediately after this offering and the concurrent private placements, 1,748,362 shares of Class A common stock are issuable upon the exercise of options outstanding, at the weighted average exercise price of $2.99 per share, 193,980 shares of which will be exercisable immediately after this offering and the concurrent private placements. See "Management--Option Grants," "--Employee Stock Purchase Plan" and "Description of Financing Arrangements--Intel Warrant." To the extent these options and warrants are exercised, there may be further dilution to new investors.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

   The following unaudited pro forma combined condensed statements of operations for the year ended December 31, 1999 and the three month periods ended March 31, 1999 and March 31, 2000, and the unaudited pro forma balance sheet as of March 31, 2000, have been derived by the application of pro forma adjustments to our combined results included elsewhere in this prospectus.

   The pro forma statements of operations give effect to the following, as if they had occurred on January 1, 1999: (1) the recapitalization and (2) the acquisition of the Malaysian business. The pro forma as adjusted statements of operations give effect to the items in (1) and (2) and to the reclassification, this offering and the concurrent private placements and the application of proceeds from this offering and the Qualcomm private placement, as if they had occurred on January 1, 1999.

   The unaudited pro forma balance sheet as of March 31, 2000 gives effect to the acquisition of the Malaysian business, as if it had occurred as of March 31, 2000. The unaudited pro forma as adjusted balance sheet as of March 31, 2000 gives effect to the acquisition of the Malaysian business, the reclassification, this offering and the concurrent private placements and the application of proceeds from this offering and the Qualcomm private placement, as if they had occurred as of March 31, 2000.

   The estimated pro forma adjustments arising from the acquisition of the Malaysian business are derived from the purchase price paid and estimated fair values of the assets acquired and liabilities assumed. The final determination of fair value and resulting goodwill may differ significantly from that reflected in these pro forma statements of operations and other data.

   The unaudited pro forma financial statements do not purport to represent what our financial position or results of operations would have actually been had our recapitalization, the acquisition of the Malaysian business, the reclassification, this offering and the concurrent private placements and the application of the net proceeds of this offering and the Qualcomm private placement in fact occurred on the dates assumed, or to project results of operations for any future period. The pro forma financial statements should be read in conjunction with the "Capitalization," "Prospectus Summary--Summary Historical and Pro Forma Financial and Operating Data," "Selected Historical Financial Data of ChipPAC, Inc.," "Selected Historical Financial Data of Malaysian Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and the historical combined financial statements and the related notes included elsewhere in this prospectus.

   Prior to the recapitalization, our activities were conducted as part of Hyundai Electronics' overall operations, and separate financial statements were not prepared. Our financial statements as of and for the year ended December 31, 1999 were prepared in part, and for the three months ended March 31, 1999 were prepared entirely from the historical accounting records of Hyundai Electronics and include various allocations for costs and expenses. Therefore, our statement of operations may not be indicative of the results of operations that would have resulted if we had operated on a stand-alone basis. All of the allocations and estimates reflected in our financial statements are based on assumptions that we believe are reasonable under the circumstances and that have been reviewed by Hyundai Electronics America.

   During the periods covered by the financial statements of the Malaysian business, the activities of the Malaysian business were conducted as part of Intersil's overall operations, and separate financial statements were not prepared. The Malaysian business' financial statements were prepared from the historical accounting records of Intersil and include various allocations for costs and expenses. Therefore, the statement of operations for the Malaysian business may not be indicative of the results of operations that would have resulted if the Malaysian business had operated on a stand-alone basis. All of the allocations and estimates reflected in the financial statements of the Malaysian business are based on assumptions that we believe are reasonable under the circumstances.

   The fiscal year end of the Malaysian business was July 2, 1999. The pro forma statement of operations for the twelve months ended December 31, 1999 includes the third and fourth quarters of the fiscal year ended July 2, 1999 and the first and second quarters of the fiscal year ending June 30, 2000 of the Malaysian business.

         Unaudited Pro Forma Combined Condensed Statement of Operations
                          Year Ended December 31, 1999

                                                                                  ChipPAC, Inc.
                                        Recapitalization Malaysian  Acquisition     Pro Forma                 ChipPAC, Inc.
                          ChipPAC, Inc.    Pro Forma      Business   Pro Forma       Before      Offering       Pro Forma
                           Historical     Adjustments    Historical Adjustments     Offering    Adjustments    As Adjusted
                          ------------- ---------------- ---------- -----------   ------------- -----------   -------------
                                                      (in thousands, except per share data)
Pro Forma Combined
 Condensed Statements of
 Operations:
Revenues................    $375,530        $   --        $101,864    $   --        $477,394      $   --        $477,394
Costs of revenues.......     317,488            --          85,952      1,785 (3)    405,225          --         405,225
                            --------        -------       --------    -------       --------      -------       --------
Gross profit............      58,042            --          15,912     (1,785)        72,169          --          72,169
Operating expenses:
 Selling, general and
  administrative........      21,219            --             --         --          21,219          --          21,219
 Research and
  development...........      12,362            --             --         --          12,362          --          12,362
 Change of control
  expense...............      11,842        (11,842)(1)        --         --             --           --             --
                            --------        -------       --------    -------       --------      -------       --------
Operating income........      12,619         11,842         15,912     (1,785)        38,588          --          38,588
Interest expense........      21,241         12,976 (2)        --       5,844 (4)     40,061       (5,626)(6)     34,435
Interest income.........      (2,751)           --             (86)       --          (2,837)         --          (2,837)
Foreign currency gain...      (1,224)           --             --         --          (1,224)         --          (1,224)
Other income............        (650)           --             102        --            (548)         --            (548)
                            --------        -------       --------    -------       --------      -------       --------
Income (loss) before
 provision for income
 taxes..................      (3,997)        (1,134)        15,896     (7,629)         3,136        5,626          8,762
Provision (benefit) for
 income taxes...........       1,938           (227)         7,745     (9,056)(5)        627        1,125 (5)      1,752
                            --------        -------       --------    -------       --------      -------       --------
 Net income (loss) from
  continuing
  operations............    $ (5,935)       $  (907)      $  8,151    $ 1,427       $  2,509      $ 4,501       $  7,009
                            ========        =======       ========    =======       ========      =======       ========
 Net income (loss)
  available to common
  stockholders(7).......    $(11,528)       $(6,103)      $  8,151    $   552       $ (7,782)     $14,532       $  6,749
                            ========        =======       ========    =======       ========      =======       ========
Earnings per common
 share:
Basic...................                                                                                        $   0.12
Diluted.................                                                                                            0.12

Weighted average common
 shares outstanding:
Basic ..................                                                                                          54,002
Diluted(8) .............                                                                                          54,601

Other Data:
Dividends accreted on
 Class B preferred
 stock(9)...............       3,554          5,196            --         --           8,750       (8,750)           --
Dividends accreted on
 Class A convertible
 preferred stock(10)....         406            --             --         --             406         (406)           --
Dividends accreted on
 Class C preferred
 stock(11)..............         --             --             --         875            875         (875)           --
Accretion of recorded
 value of the Intel
 warrant................         260            --             --         --             260          --             260

-------------------
See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations.

         Unaudited Pro Forma Combined Condensed Statement of Operations
                       Three Months Ended March 31, 1999

                                                                                  ChipPAC, Inc.
                                        Recapitalization Malaysian  Acquisition     Pro Forma                 ChipPAC, Inc.
                          ChipPAC, Inc.    Pro Forma      Business   Pro Forma       Before      Offering       Pro Forma
                           Historical     Adjustments    Historical Adjustments     Offering    Adjustments    As Adjusted
                          ------------- ---------------- ---------- -----------   ------------- -----------   -------------
                                                      (in thousands, except per share data)
Pro Forma Combined
 Condensed Statements of
 Operations:
Revenues................     $85,548        $   --        $23,647     $   --        $109,195      $  --         $109,195
Costs of revenues.......      72,131            --         19,908         446 (3)     92,485         --           92,485
                             -------        -------       -------     -------       --------      ------        --------
Gross profit............      13,417            --          3,739        (446)        16,710         --           16,710
Operating expenses:
 Selling, general and
  administrative........       4,511            --            --          --           4,511         --            4,511
 Research and
  development...........       3,003            --            --          --           3,003         --            3,003
                             -------        -------       -------     -------       --------      ------        --------
Operating income........       5,903            --          3,739        (446)         9,196                       9,196
Interest expense........       3,007          5,547 (2)       --        1,461 (4)     10,015      (1,407)(6)       8,608
Interest income.........        (950)           --            (20)        --            (970)        --             (970)
Foreign currency gain...        (946)           --            --          --            (946)        --             (946)
Other income............        (127)           --             15         --            (112)        --             (112)
                             -------        -------       -------     -------       --------      ------        --------
Income (loss) before
 provision for income
 taxes..................       4,919         (5,547)        3,744      (1,907)         1,209       1,407           2,616
Provision (benefit) for
 income taxes...........       3,115         (1,109)(5)       --       (1,759)(5)        242         281 (5)         523
                             -------        -------       -------     -------       --------      ------        --------
 Net income (loss)......     $ 1,804        $(4,438)      $ 3,744     $  (148)      $    967      $1,125        $  2,092
                             =======        =======       =======     =======       ========      ======        ========
 Net income (loss)
  available to common
  stockholders(7).......     $ 1,804        $(6,626)      $ 3,744     $  (367)      $ (1,440)     $3,532        $  2,092
                             =======        =======       =======     =======       ========      ======        ========
Earnings per common
 shares:
Basic...................                                                                                        $   0.04
Diluted.................                                                                                        $   0.04
Weighted average common
 shares outstanding:
Basic...................                                                                                          52,903
Diluted(8)..............                                                                                          52,903
Other Data:
Dividends accreted on
 Class B preferred
 stock(9)...............         --           2,188           --          --           2,188      (2,188)            --
Dividends accreted on
 Class A convertible
 preferred stock(10)....         --             --            --          --             --          --              --
Dividends accreted on
 Class C preferred
 stock(11)..............         --             --            --          219            219        (219)            --

-------------------
See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations.

         Unaudited Pro Forma Combined Condensed Statement of Operations
                       Three Months Ended March 31, 2000

                                                                 ChipPAC, Inc.
                                        Malaysian  Acquisition     Pro Forma                 ChipPAC Pro
                          ChipPAC, Inc.  Business   Pro Forma       Before      Offering        Forma
                           Historical   Historical Adjustments     Offering    Adjustments   As Adjusted
                          ------------- ---------- -----------   ------------- -----------   -----------
                                      (in thousands, except per share data)
Pro Forma Combined
 Condensed Statements of
 Operations:
Revenues................     $97,469     $22,923     $   --        $120,392      $  --        $120,392
Costs of revenues.......      77,044      20,185         446 (3)     97,675         --          97,675
                             -------     -------     -------       --------      ------       --------
Gross profit............      20,425       2,738        (446)        22,717         --          22,717
Operating expenses:
 Selling, general and
  administrative........       7,099         --          --           7,099         --           7,099
 Research and
  development...........       2,631         --          --           2,631         --           2,631
                             -------     -------     -------       --------      ------       --------
Operating income........      10,695       2,738        (446)        12,987         --          12,987
Interest expense........       8,764         --        1,461 (4)     10,225      (1,407)(6)      8,818
Interest income.........        (238)        (10)        --            (248)        --            (248)
Foreign currency gain...        (399)        --          --            (399)        --            (399)
Other income............        (134)         18         --            (116)        --            (116)
                             -------     -------     -------       --------      ------       --------
Income (loss) before
 provision for income
 taxes..................       2,702       2,730      (1,907)         3,525       1,407          4,932
Provision (benefit) for
 income taxes...........         542       3,165      (3,001)(5)        705         281 (5)        986
                             -------     -------     -------       --------      ------       --------
 Net income (loss)......     $ 2,160     $  (435)    $ 1,094       $  2,820      $1,125       $  3,946
                             =======     =======     =======       ========      ======       ========
 Net income (loss)
  available to common
  stockholders(7).......     $  (545)    $  (435)    $   875       $   (104)     $3,893       $  3,790
                             =======     =======     =======       ========      ======       ========
Earnings per common
 share:
Basic...................                                                                      $   0.07
Diluted.................                                                                          0.06

Weighted average common
 shares outstanding:
Basic...................                                                                        57,502
Diluted(8)..............                                                                        60,056

Other Data:
Dividends accreted on
 Class B preferred
 stock(9)...............       2,299         --          --           2,299      (2,299)           --
Dividends accreted on
 Class A convertible
 preferred stock(10)....         250         --          --             250        (250)           --
Dividends accreted on
 Class C preferred
 stock(11)..............         --          --          219            219        (219)           --
Accretion of recorded
 value of the Intel
 Warrant................         156         --          --             156         --             156

-------------------
See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations.

    Notes to Unaudited Pro Forma Combined Condensed Statement of Operations

  Year Ended December 31, 1999 and Three Months Ended March 31, 1999 and 2000

   (1) As a result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized Korean employees of approximately $11.8 million, which resulted in a corresponding reduction to the recapitalization consideration paid to Hyundai. The payment was recorded as an operating expense during the three months ended September 30, 1999. This amount has been excluded from the pro forma operating results for the year ended December 31, 1999, as it represents a one-time charge directly related to our recapitalization.

   (2) The increase to pro forma interest expense as a result of our recapitalization is summarized as follows:

                                                                  Three Months
                                                      Year Ended     Ended
                                                     December 31,  March 31,
                                                         1999         1999
                                                     ------------ ------------
                                                           (in millions)
   Interest on term loans--8.86%....................    $ 13.3       $ 3.3
   Interest on senior subordinated notes due 2009--
    12.75%..........................................      19.1         4.8
   Amortization of debt issuance costs ($14.4
    million over 8 years) ..........................       1.8         0.5
                                                        ------       -----
   Interest expense from recapitalization debt
    requirements....................................      34.2         8.6
   Less: historical interest expense................     (21.2)       (3.0)
                                                        ------       -----
     Net increase...................................    $ 13.0       $ 5.5
                                                        ======       =====

   An increase or decrease in the assumed weighted average interest rate on the senior credit facilities of 0.125% would change pro forma interest expense by $187,500 for the year ended December 31, 1999.

   (3) As part of cost of revenues, we expect to include amortization expense based on the fair value of acquired intangibles over a period of seven years. The pro forma expense for the year ended December 31, 1999 is $1.8 million and the pro forma expense for the three months ended March 31, 1999 and 2000 is $0.4 million. Acquired intangibles comprise the estimated fair value of intellectual property, primarily trade secrets and patents.

   (4) The increase to pro forma interest as a result of the acquisition of the Malaysian business is summarized as follows:

                                                 Three Months   Three Months
                                 Year Ended         Ended          Ended
                              December 31, 1999 March 31, 1999 March 31, 2000
                              ----------------- -------------- --------------
                                                (in millions)
   Interest on term C loan--
    10.62625%................       $5.8             $1.5           $1.5
                                    ====             ====           ====

   (5) As a result of the recapitalization, we believe our effective tax rate will be 20% on an ongoing basis. We believe that the acquisition of the Malaysian business did not change our effective 20% tax rate. Accordingly, the pro forma adjustments reflect the income tax required to result in a pro forma income tax provision based on a 20% effective tax rate.

                Notes to Unaudited Pro Forma Combined Condensed
                      Statement of Operations--(Continued)

   (6) A portion of the proceeds of the offering will be used to repay a portion of amounts outstanding under our senior credit facilities, resulting in lower debt after the offering and lower interest expense. The estimated pro forma reductions to interest expense for the pro forma year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 are set forth below:

                                                  Three Months   Three Months
                                  Year Ended         Ended          Ended
                               December 31, 1999 March 31, 1999 March 31, 2000
                               ----------------- -------------- --------------
                                                 (in thousands)
   Senior credit facilities:
     term A loan--9.3825% in
      2000, 8.86% in 1999.....          27                7              7
     term B loan--10.1325% in
      2000, 8.86% in 1999.....          27                7              7
     term C loan--10.1325%....       5,573            1,393          1,393
                                    ------           ------         ------
                                    $5,626           $1,407         $1,407
                                    ======           ======         ======

   (7) Net income (loss) available to common stockholders represents net income
(loss) from continuing operations less dividends accreted on preferred stock, the accretion of the recorded value on the Intel warrant and, for the pro forma year ended December 31, 1999, the extraordinary loss on retirement of a portion of the debt in connection with recapitalization. The following table sets forth the computation of net income (loss) per share of common stock:

                                                            Pro Forma As Adjusted
                                                       --------------------------------
                                                                    Three Months Ended
                           Year Ended December 31,      Year Ended       March 31,
                         ----------------------------  December 31, -------------------
                           1997       1998     1999        1999       1999      2000
                         ---------  -------- --------  ------------ --------- ---------
                                    (in thousands, except per share data)
Net income (loss)....... $ (46,118) $ 32,303 $ (5,935)   $ 7,009    $   2,092 $   3,946
 Extraordinary item(a)..        --        --   (1,373)        --           --        --
 Mandatorily redeemable
  preferred stock
  dividends(b)..........        --        --   (3,960)        --           --        --
 Accretion of the
  recorded value of the
  Intel warrant.........        --        --     (260)     (260)          --       (156)
                         ---------  -------- --------    -------    --------- ---------
Net income (loss)
 available to common
 stockholders........... $(46,118)  $ 32,303 $(11,528)   $ 6,749    $   2,092 $   3,790
                         =========  ======== ========    =======    ========= =========
Weighted average shares
 outstanding used for
 basic and diluted
 income (loss) per
 share:
Class A common stock....                                  54,002     52,  903  5  7,502
Basic earnings per
 share..................                                 $  0.12    $    0.04 $    0.07
                                                         =======    ========= =========
Fully diluted shares
 outstanding............                                  54,601       52,903    60,056
Diluted earnings per
 share..................                                 $  0.12    $    0.04 $    0.06
                                                         =======    ========= =========

---------------------
(a) On early retirement of some of the debt upon recapitalization, we incurred termination penalties and recorded an extraordinary loss of $1.4 million, net of related tax benefit.
(b) A portion of the proceeds of the offering will be used to redeem the Class B preferred stock.

                Notes to Unaudited Pro Forma Combined Condensed
                      Statement of Operations--(Continued)

   (8) The fully-diluted number of shares to be outstanding after this offering and the concurrent private placements, including the shares of Class A common stock issuable upon the exercise of options outstanding and the shares of Class B common stock issuable upon the exercise of a warrant held by Intel, calculated using the treasury stock method, is 68,548,369 shares. Assuming the exercise of the Intel warrant as of the date of this prospectus, the fully-diluted number of shares is 68,965,036.

   (9) Dividends on our Class B preferred stock accrete on a daily basis at a rate of 12.5% per annum. Until February 5, 2005, dividends will not be paid in cash, but will be capitalized as accumulated and unpaid dividends as part of mandatorily redeemable preferred stock.

   (10) Dividends on our Class A convertible preferred stock accrete on a daily basis at a rate of 10% per annum. Accumulated and unpaid dividends as of the balance sheet date are capitalized as part of mandatorily redeemable preferred stock.

   (11) Dividends on our Class C preferred stock accrete on a daily basis at a rate of 5% per annum. Accumulated and unpaid dividends as of the balance sheet date are capitalized as part of mandatorily redeemable preferred stock. The Class C preferred stock has been valued at $15.8 million and has a liquidation value of $17.5 million, with the difference being accreted over a three-year period to the redemption date.

                              UNAUDITED PRO FORMA

                       BALANCE SHEET AS OF MARCH 31, 2000
                                 (In thousands)

                                                                                              Pro Forma
                                        Malaysian  Acquisition    Pro Forma                  as Adjusted
                          ChipPAC, Inc.  Business   Pro Forma      Before     Offering         for the
                           Historical   Historical Adjustments    Offering   Adjustments      Offering
                          ------------- ---------- -----------    ---------  -----------     -----------
         ASSETS
         ------
Current assets:
 Cash and cash
  equivalents...........    $  19,538    $  2,082   $    --       $  21,620   $    --         $  21,620
 Accounts receivable,
  less allowance for
  doubtful accounts.....       35,535         --         --          35,535        --            35,535
 Inventories............       14,941       5,612        --          20,553        --            20,553
 Deferred taxes.........          716         --         --             716        --               716
 Prepaid expenses and
  other current assets
  ......................        7,799         373      1,800 (1)      9,972        --             9,972
                            ---------    --------   --------      ---------   --------        ---------
   Total current
    assets..............       78,529       8,067      1,800         88,396        --            88,396
Property, plant and
 equipment, net.........      229,430      83,983    (12,553)(2)    300,860        --           300,860
Intangibles ............          --          --      12,498 (3)     12,498        --            12,498
Other assets............       20,995         --       1,238 (4)     22,233     (1,016) (9)      21,217
                            ---------    --------   --------      ---------   --------        ---------
   Total assets.........    $ 328,954    $ 92,050   $  2,983      $ 423,987   $ (1,016)       $ 422,971
                            =========    ========   ========      =========   ========        =========
LIABILITIES, MANDATORILY
  REDEEMABLE PREFERRED
    STOCK AND EQUITY
------------------------
Current liabilities:
 Revolving loans........    $   7,500    $    --    $    --       $   7,500   $    --         $   7,500
 Accounts payable.......       35,723       7,369        --          43,092        --            43,092
 Accrued expenses and
  other liabilities ....       18,725       2,926      7,500 (5)     29,151      2,000 (11)      31,151
 Current portion of
  long-term debt........        7,300         --         --           7,300        --             7,300
 Payable to parent .....          --       14,934   (14,934) (6)        --         --               --
                            ---------    --------   --------      ---------   --------        ---------
   Total current
    liabilities.........       69,248      25,229     (7,434)        87,043      2,000           89,043
                            ---------    --------   --------      ---------   --------        ---------
Long-term debt, less
 current portion........      292,700         --      55,000        347,700    (55,600)(10)     292,100
Deferred taxes..........          --        4,622      1,830          6,452        --             6,452
Other long-term
 liabilities............        4,514         --         --           4,514        --             4,514
                            ---------    --------   --------      ---------   --------        ---------
   Total liabilities....      366,462      29,851     49,396        445,709    (53,600)         392,109
                            ---------    --------   --------      ---------   --------        ---------
Commitments and
 contingencies
Mandatorily redeemable
 preferred stock:
 10.0% cumulative
  convertible preferred
  stock, class A held
  by Intel--par value
  $0.01 per share:
  10,000 shares
  authorized, issued
  and outstanding at
  March 31, 2000,
  actual and pro forma;
  no shares issued and
  outstanding, pro
  forma as adjusted.....        9,832         --         --           9,832     (9,832)(10)         --
 12.5% cumulative
  preferred stock,
  class B held by
  Hyundai--par value
  $0.01 per share:
  105,000 shares
  authorized and 70,000
  shares issued and
  outstanding at March
   31, 2000, actual and
  pro forma; no shares
  issued and
  outstanding, pro
  forma as adjusted.....       75,853         --         --          75,853    (75,853)(10)         --
 5% cumulative
  convertible preferred
  stock, class C held
  by Intersil--par
  value $0.01 per
  share; 17,500 shares
  authorized, no shares
  issued and
  outstanding at March
  31, 2000, actual;
  17,500 shares issued
  and outstanding, pro
  forma; no shares
  issued and
  outstanding, pro
  forma as adjusted ....          --          --      15,786 (7)     15,786    (15,786)(10)         --
Stockholders' equity
 (deficit):
 Common stock, class
  A--par value $0.01
  per share;
  180,000,000 shares
  authorized,
  96,254,000 shares
  issued and
  outstanding at March
  31, 2000, actual and
  pro forma
  (250,000,000 shares
  authorized and
  67,384,827 issued,
  pro forma as
  adjusted).............          974      81,092   (81,092)(8)         974       (300)(10)         674
 Common stock, class
  B--par value $0.01
  per share;
  180,000,000 shares
  authorized, no shares
  issued or outstanding
  at March 31, 2000,
  actual and pro forma
  (250,000,000 shares
  authorized and no
  shares issued pro
  forma as adjusted)....          --          --         --             --         --               --
 Common stock, class
  L--par value $0.01
  per share; 20,000,000
  shares authorized,
  10,456,000 shares
  issued and
  outstanding at
  March 31, 2000,
  actual and pro forma
  (no shares authorized
  or issued, pro forma
  as adjusted)..........          104         --         --             104       (104)(10)         --
 Warrants, class B
  Common Stock (the
  Intel Warrant)........        1,250         --         --           1,250        --             1,250
 Additional paid-in-
  capital...............       86,336       5,923     (5,923)(8)     86,336    163,804 (10)     250,140
 Divisional equity, net
  of capital
  redemption............     (167,714)        --                   (167,714)       --          (167,714)
 Receivable from
  shareholders..........       (1,478)        --         --          (1,478)       --            (1,478)
 Accumulated deficit ...      (51,834)    (24,816)  (24,816)(8)     (51,834)    (9,345)(11)     (61,179)
 Accumulated other
  comprehensive income
  (loss)................        9,169         --         --           9,169        --             9,169
                            ---------    --------   --------      ---------   --------        ---------
   Total stockholders'
    equity (deficit)....     (123,193)     62,199    (46,413)      (123,193)   154,055           30,862
                            ---------    --------   --------      ---------   --------        ---------
   Total liabilities,
    mandatorily
    redeemable preferred
    stock and equity....    $ 328,954    $ 92,050   $  2,983      $ 423,987   $ (1,016)       $ 422,971
                            =========    ========   ========      =========   ========        =========

-------------------
See Notes to Unaudited Pro Forma Balance Sheet.

                   Notes to Unaudited Pro Forma Balance Sheet

   On June 30, 2000, we consummated the acquisition of Intersil's Malaysian business. The acquisition is being accounted for using purchase accounting. Under purchase accounting, the total purchase price of the Malaysian business is being allocated to the acquired assets and liabilities based on their relative fair values as of the closing date of the acquisition. We are undertaking a study which will be finalized to determine the allocation of the total purchase price to the various assets acquired and the liabilities assumed. Accordingly, the final allocations could be different from the amounts reflected below, and these differences may be significant. The purchase price of $70.0 million represents the total of the cash consideration and the stated value of the Class C preferred stock exchanged for the whole of the issued shares of the Malaysian business and certain intellectual property. The amount and components of the estimated purchase price along with the allocation of the estimated purchase price to assets purchased and liabilities assumed as though the Malaysian business acquisition had occurred on March 31, 2000 are as follows:

                                                                   (in millions)
Purchase Price:
 Cash consideration...............................................     $52.5
 Estimated fair value of Class C preferred stock..................      15.8
 Estimated expenses...............................................       3.5
Less: payment due from Intersil...................................      (1.8)
                                                                       -----
                                                                       $70.0
                                                                       =====
Allocation of Purchase Price:
 Estimated fair value of
  Buildings.......................................................     $16.7
  Plant and equipment.............................................      54.7
  Intellectual property...........................................      12.5
  Restructuring accrual...........................................      (7.5)
  Deferred taxes..................................................      (6.9)
  Net other assets and liabilities................................       0.5
                                                                       -----
                                                                       $70.0
                                                                       =====

   There is no goodwill arising from the acquisition of the Malaysian business. The estimated fair value of total assets and liabilities exceeded the purchase price, resulting in negative goodwill of $59.0 million. The negative goodwill has been allocated in full to non-current assets as summarized below:

                                                  Estimated Negative
                                                    Fair    Goodwill   Adjusted
   Non-current asset                                Value   Allocated Fair Value
   -----------------                              --------- --------- ----------
                                                          (in millions)
   Buildings.....................................  $ 29.0    $(12.3)    $16.7
   Plant and equipment...........................    93.0     (38.3)     54.7
   Intellectual property.........................    20.9      (8.4)     12.5
                                                   ------    ------     -----
                                                   $142.9    $(59.0)    $83.9
                                                   ======    ======     =====

   The terms of the acquisition of the Malaysian business require, for the period from the closing of the acquisition to June 30, 2003, the payment of additional contingent incentive payments to the seller based on the achievement of milestones with respect to the transfer of the seller's packaging business, currently subcontracted by the seller to a third party, to us. These contingent payments will be recorded as additional purchase price if and when earned and paid on a quarterly basis.

    (1) The terms of the transaction require Intersil to pay $1.8 million to us on October 1, 2000. This payment for expenses expected to be incurred by us after the acquisition is completed has been recorded as a receivable and a reduction in purchase price.

    (2) The acquisition pro forma adjustment to property, plant and equipment has been computed as set out below:

                                                                    As of
                                                               March 31, 2000
                                                               ----------------
                                                                (in millions)
   Malaysian business historical basis........................          $  84.0
   Fair value adjustments..................................... $  38.0
   Allocation of negative goodwill............................   (48.6)   (10.6)
                                                               -------  -------
   Pro forma basis............................................          $  73.4
                                                                        =======

    (3) Intangibles comprise the estimated fair value of intellectual property acquired, primarily consisting of trade secrets and patents. The pro forma adjustment is a result of the purchase price allocation.

    (4) Represents the issuance costs of the term C loan.

    (5) An accrual of $7.5 million has been established for expected costs of restructuring the Malaysian business. These one time non-recurring costs are expected to be incurred in connection with factory reorganization, product discontinuance and employee related costs.

    (6) Reflects the elimination of the liability payable to the parent entity in accordance with the terms of the purchase agreement for the Malaysian business.

    (7) The Class C preferred stock has been independently valued at $15.8 million and has a liquidation value of $17.5 million.

    (8) Reflects the elimination of the Malaysian business' historical equity as a result of purchase accounting.

    (9) Reflects the write off debt issuance costs related to the term debt repaid.

     (10) The offering and the Qualcomm private placement contemplate using the estimated net proceeds of $131.5 million for the repayment of term loans of $55.6 million. The offering also contemplates the conversion of Class A convertible preferred stock and Class C preferred stock into shares of our Class A common stock and the redemption of Class B preferred stock.

     (11) Pro forma adjustments to accumulated deficit arising from the offering are set forth below:

                                                                   (in millions)
   Write off debt issuance costs..................................     $1.0
   Advisory agreement termination payment, net of tax.............      6.4
   Accretion to liquidation value:
     Class A convertible preferred stock..........................      0.1
     Class B preferred stock......................................      0.1
     Class C preferred stock......................................      1.7
                                                                       ----
                                                                       $9.3
                                                                       ====

              SELECTED HISTORICAL FINANCIAL DATA OF CHIPPAC, INC.

   The following table presents our selected historical statements of operations, balance sheet and other data for the periods presented. This information should only be read in conjunction with our audited and unaudited combined financial statements and the related notes, "Unaudited Pro Forma Combined Condensed Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus. The statement of operations data for each of the years in the two year period ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from audited financial statements not included in this prospectus. The statement of operations data for each of the years in the three year period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The historical consolidated financial data as of and for the three months ended March 31, 1999 and 2000 have been derived from our unaudited financial statements that are included elsewhere in this prospectus. We believe that such unaudited financial statements include all adjustments necessary for the fair presentation of our financial condition and the results of operations for these periods and as of these dates. This information should be read in conjunction with our financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            Three Months Ended
                                     Year Ended December 31,                    March 31,
                          ------------------------------------------------  -------------------
                            1995     1996      1997      1998      1999       1999      2000
                          -------- --------  --------  --------  ---------  --------  ---------
                                   (dollars in thousands, except per share data)
Statement of Operations
 Data(1):
Revenue.................  $179,234 $191,655  $289,429  $334,081  $ 375,530  $ 85,548  $  97,469
Costs and expenses:
 Cost of revenue........   158,527  166,665   229,238   270,365    317,488    72,131     77,044
 Selling, general and
  administrative
  expenses..............    11,805   11,431    15,853    15,067     21,219     4,511      7,099
 Research and
  development
  expenses..............     1,724    2,617     4,052     7,692     12,362     3,003      2,631
 Management fees
  charged by
  affiliate.............       138    3,322     3,199       528        --        --         --
 Write-down of impaired
  assets(2).............       --       --     11,569       --         --        --         --
 Change in control
  expenses(3)...........       --       --        --        --      11,842       --         --
                          -------- --------  --------  --------  ---------  --------  ---------
   Operating income.....     7,040    7,620    25,518    40,429     12,619     5,903     10,695
Interest expense........     3,151    5,780    10,972    13,340     21,241     3,007      8,764
Interest income.........       --      (108)      (96)   (1,276)    (2,751)     (950)      (238)
Foreign currency (gains)
 losses(4)..............     1,012    5,041    69,669   (24,670)    (1,224)     (946)      (399)
Other (income) expense,
 net....................       802     (351)      762       168       (650)     (127)      (134)
                          -------- --------  --------  --------  ---------  --------  ---------
   Income (loss) before
    income taxes........     2,075   (2,742)  (55,789)   52,867     (3,997)    4,919      2,702
Provision for (benefit
 from) income taxes.....     1,977    2,883    (9,671)   20,564      1,938     3,115        542
Extraordinary item:
 Loss from early
  extinguishment of
  debt, net of related
  income tax
  benefit(5)............       --       --        --        --       1,373       --         --
                          -------- --------  --------  --------  ---------  --------  ---------
   Net income (loss)....        98   (5,625)  (46,118)   32,303     (7,308)    1,804      2,160
Accretion of dividends
 on mandatorily
 redeemable preferred
 stock..................       --       --        --        --      (3,960)      --      (2,549)
Accretion of recorded
 value of the Intel
 Warrants...............       --       --        --        --        (260)      --        (156)
                          -------- --------  --------  --------  ---------  --------  ---------
   Net income (loss)
    available to common
    stockholders........  $     98 $ (5,625) $(46,118) $ 32,303  $ (11,528) $  1,804  $    (545)
                          ======== ========  ========  ========  =========  ========  =========
Earnings per common
 share:
Basic...................  $   0.00 $  (0.06) $  (0.45) $   0.32  $   (0.11) $   0.02  $   (0.01)
Diluted.................      0.00    (0.06)    (0.45)     0.32      (0.11)     0.02      (0.01)

Weighted average common
 shares outstanding:
Basic...................   102,000  102,000   102,000   102,000    102,194   102,000    107,286
Diluted.................   102,000  102,000   102,000   102,000    102,194   102,000    107,286

Other Financial Data:
Depreciation............    27,917   26,632    40,682    45,855     56,701    13,465      8,515
Amortization............       --       --        --        --         774       --         375
Capital expenditures....    51,462  118,971   136,594    63,523     57,856     4,343     11,044

Balance Sheet Data (at
 period end):
Cash and cash
 equivalents............  $  2,602 $  2,323  $  3,067  $ 68,767  $  32,117  $ 66,765  $  19,538
Accounts receivable.....             20,694    30,156    37,729     30,003    26,130     35,535
Working capital.........             20,240    29,637    20,320     10,224     8,314      9,279
Total assets............   127,984  215,932   233,241   359,472    343,429   334,415    328,954
Total long-term debt,
 including current
 portion................    52,468  109,053   152,410   133,715    300,000   128,672    300,000
Mandatorily redeemable
 preferred stock........       --       --        --        --      82,970       --      85,685
Total stockholders'
 equity (deficit).......    11,559   53,692     9,472   113,191   (122,886)  132,644   (123,193)

Footnotes to table appear on the following page.

Footnotes to table from previous page.
---------------------
(1) For fiscal years 1997 and 1998 and the portion of fiscal 1999 prior to the recapitalization, statement of operations data includes the expense of the ChipPAC business of Hyundai and allocated expenses from Hyundai. These amounts may not be comparable to the historical and pro forma data for fiscal year 1999.

(2) At December 1997, consistent with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, we recorded a charge of $11.6 million to write down the value of those assets which had been identified as economically impaired, as a result of management's decision to discontinue particular product lines or which were judged to be in excess of foreseeable requirements.

(3) The $11.8 million change in control charge was a special bonus paid to employees of our Korean subsidiary arising from the change in control in our recapitalization transaction, which resulted in a corresponding reduction to the recapitalization consideration paid to Hyundai.

(4) The foreign currency gains and losses were primarily the result of U.S. Dollar-denominated debt of our Korean subsidiary. Consistent with U.S. GAAP, as the U.S. Dollar/South Korean Won exchange rates change, resulting foreign currency exchange gains/(losses) are recorded in our Combined Statement of Operations.

(5) The extraordinary loss of $1.4 million, net of tax effects, represents costs related to the early retirement of debt, in connection with the recapitalization of the company on August 5, 1999.

            SELECTED HISTORICAL FINANCIAL DATA OF MALAYSIAN BUSINESS

   The following table presents the selected historical statements of operations, balance sheet and other data of the Malaysian business for the periods presented. This information should only be read in conjunction with audited and unaudited combined financial statements and the related notes of the Malaysian business, "Unaudited Pro Forma Combined Condensed Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus. The Malaysian business, which was formed on August 13, 1999, includes the operations of its predecessor, Harris Advanced Technology Sdn. Bhd ("Predecessor"), prior to August 13, 1999. The statement of operations data for the fiscal years ended June 27, 1997, July 3, 1998 and July 2, 1999 and the balance sheet data as of July 3, 1998 and July 2, 1999 are derived from the financial statements of the Malaysian business which include the accounts of the Predecessor company and have been audited by Ernst & Young LLP, Intersil's independent certified public accountant. The selected historical financial data as of and for the nine months ended April 2, 1999 and March 31, 2000 have been derived from unaudited financial statements of the Malaysian business that are included elsewhere in this prospectus. The unaudited condensed consolidated balance sheet as of July 2, 1999 and the unaudited condensed consolidated statements of operations for the nine months ended March 31, 1999, include the accounts of the Predecessor company. The unaudited combined condensed consolidated statements of operations for the nine months ended March 31, 1999, include the accounts of the Predecessor company from July 3, 1999 to August 13, 1999. We believe that such unaudited financial statements included all adjustments necessary for the fair presentation of the financial condition and the results of operations of the Malaysian business for these periods and as of these dates.

   During the periods covered by the financial statements of the Malaysian business, the activities of the Malaysian business were conducted as part of Intersil's overall operations, and separate financial statements were not prepared. The Malaysian business' financial statements were prepared from the historical accounting records of Intersil and include various allocations for costs and expenses. Therefore, the statements of operations for the Malaysian business may not be indicative of the results of operations that would have resulted if the Malaysian business had operated on a stand-alone basis. All of the allocations and estimates reflected in the financial statements of the Malaysian business are based on assumptions that we believe are reasonable under the circumstances.

                                Fiscal Year Ended          Nine Months Ended
                            ---------------------------  ---------------------
                                                                     Successor
                                   Predecessor           Predecessor Combined
                            ---------------------------  ----------- ---------
                            June 27,  July 3,  July 2,    April 2,   March 31,
                              1997     1998      1999       1999       2000
                            --------  -------  --------  ----------- ---------
                                        (dollars in thousands)
Statement of Operations
 Data:
Revenue.................... $83,674   $80,376  $110,504    $77,837    $68,473
Costs and expenses:
 Cost of revenue...........  69,073    70,110    94,426     66,712     58,566
                            -------   -------  --------    -------    -------
   Operating income........  14,601    10,266    16,078     11,125      9,907
Interest income............    (160)     (139)     (134)      (106)       (49)
Other (income) expense,
 net.......................      95        57        69         55         40
                            -------   -------  --------    -------    -------
Income before income
 taxes.....................  14,666    10,348    16,143     11,176      9,916
Pro forma provision for
 (benefit from) income
 taxes.....................   3,060    (5,911)    1,182     (1,180)     6,528
                            -------   -------  --------    -------    -------
Net income................. $11,606   $16,259  $ 14,961    $12,356    $ 3,388
                            =======   =======  ========    =======    =======

Other Financial Data:
Depreciation...............  12,308    14,823    18,289     13,646     11,771
Capital expenditures.......  37,016    38,798    20,113     14,836      3,896

Balance Sheet Data (at period end):
Cash and cash equivalents................... $    131 $   802 $  2,684 $  2,082
Working capital (deficit)...................  120,032  46,445  122,307  (17,162)
Total assets................................  250,664 175,525  249,692   92,050
Total stockholders' equity..................  237,559 165,339  241,470   62,199

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations covers periods prior to the completion of our recapitalization. As part of our recapitalization, we entered into financing arrangements and, as a result, we have a different capital structure. Accordingly, the results of operations for periods subsequent to our recapitalization are not necessarily comparable to prior periods. The following discussion should be read in conjunction with the combined financial statements and unaudited combined condensed pro forma financial statements contained elsewhere in this prospectus.

Overview

   In 1984, our packaging business began operating as a separate division of Hyundai Electronics, one of the world's largest semiconductor manufacturers and a member of the Hyundai Group, the Korean conglomerate. In 1997, we were incorporated as a distinct entity and established as the parent of a stand-alone worldwide business. In 1999, as part of our recapitalization, the Equity Investors obtained control of our company and Hyundai Electronics America retained approximately 10.0% of our outstanding common stock.

   Our revenues consist of fees charged to our customers for the packaging and testing of their integrated circuits, which we refer to as ICs. From 1995 to 1999, net revenues increased from $179.2 million to $375.5 million, primarily from the growth of BGA packaging. We are one of the largest providers of outsourced BGA packaging services worldwide and the main supplier of BGA packaging services to Intel, whom we believe is the largest consumer of these products and represented over 40% of the BGA independent packaging market in 1999. The capital investments made by Hyundai Electronics from 1995 to 1997 totaled $307.0 million and provided us with the capacity necessary to support this growth in advanced packaging services, along with providing capacity to support future growth. By 1998, we possessed the scale required to provide our services to other customers who required BGA packaging services. We also have a significant business in leaded packaging, which accounted for 29.1% and 34.8% of our sales in 1999 and during the three months ended March 31, 2000, respectively.

   The following table describes the composition of revenue by product group and test services, as a percentage of total revenues:

                                                                      Three
                                                                     Months
                                              Fiscal Year Ended    Ended March
                                                December 31,           31,
                                              -------------------  ------------
                                              1997   1998   1999   1999   2000
                                              -----  -----  -----  -----  -----
   BGA.......................................  37.7%  61.8%  68.1%  73.0%  59.5%
   Leaded....................................  59.5   35.5   29.1   25.5   34.8
   Test......................................   2.8    2.7    2.8    1.5    5.7
                                              -----  -----  -----  -----  -----
     Total................................... 100.0% 100.0% 100.0% 100.0% 100.0%
                                              =====  =====  =====  =====  =====

   Historically, our foreign currency gains and losses have arisen primarily from the holding of monetary assets and liabilities denominated in U.S. Dollars by our Korean subsidiary, which we refer to throughout this prospectus as ChipPAC Korea. ChipPAC Korea's U.S. Dollar-denominated liabilities consist primarily of long- and short-term debt, and accounts payable, while its U.S. Dollar monetary assets consist primarily of intercompany receivables from other ChipPAC entities. From 1995 until December 31, 1998, ChipPAC Korea's U.S. Dollar-denominated liabilities exceeded its U.S. Dollar monetary assets. From December 31, 1998 through July 31, 1999 ChipPAC Korea's U.S. Dollar monetary assets exceeded its U.S. Dollar-denominated liabilities. From August 1, 1999 until December 31, 1999, ChipPAC Korea's U.S. Dollar-denominated liabilities exceeded its U.S. Dollar monetary assets.

   We changed the functional currency of ChipPAC Korea and our Chinese subsidiaries, which we refer to throughout this prospectus as ChipPAC China, from the respective local currencies to the U.S. Dollar, effective

October 1, 1999. The consolidated effect of this change was to reduce net income for the year ended December 31, 1999, by $4.8 million and to reduce both total assets and stockholders' equity as at December 31, 1999, by $9.5 million. This change had no effect on cash flows from operations or net cash flows for the year ended December 31, 1999.

Recent Operating Results

   For the three months ended June 30, 2000, our revenues were $109.0 million, an increase of 34.8% over the prior year period. This increase was primarily due to the strong demand from the communications and multi-application end markets. Revenue grew 124.0% and 35.3% over the prior year period in the communications and multi-applications end markets, respectively. Our revenues from the computing end market for the three months ended June 30, 2000 declined by 5.9% from the prior year period.

   For the three months ended June 30, 2000, test revenues continued to grow dramatically increasing 247.8% over the prior year period. Leaded product assembly revenue increased 39.9% over the prior year period. Laminate product assembly revenue increased 23.4% over the prior year period primarily due to chip-scale BGA packaging revenues increasing by $16.2 million or 1311.1% from the prior year period.

   Our total packaging unit volume was 412.4 million for the three months ended June 30, 2000, an increase of 61.0% over the prior year period. Leaded product assembly unit volume increased by 53.9% over the prior year period. Laminate product assembly unit volume increased by 137.7% over the prior year period.

   Our gross margin doubled to 24.0% during the three months ended June 30, 2000 from 12.0% during the prior year period. This margin improvement was primarily attributable to reductions in material costs and increased efficiency in the utilization of our production capacity and labor resources and lower depreciation expenses resulting primarily from the change in useful lives in production equipment. Our gross profit increased to $26.1 million during the three months ended June 30, 2000, an increase of 169.9% from our gross profit of $9.7 million during the prior year period.

   Our operating income for the three months ended June 30, 2000 was $16.4 million, more than seven times greater than the prior year period and an increase of 53.0% over the prior quarter. Our operating margin for the three months ended June 30, 2000 was 15.0%, an increase of 4.0% over the prior quarter.

   For the three months ended June 30, 2000, our net income was $5.6 million, after taking into effect income taxes at our estimated effective worldwide tax rate of 20.0% for 2000. This net income was 5.2% of our revenues for the three months ended June 30, 2000. Net income increased by $5.1 million from the prior year period.

   Because our acquisition of the Malaysian business was not consummated until June 30, 2000, the results of operations sets forth above does not include the operations of the Malaysian business.

Quarterly Results (Unaudited)

   The following table describes our unaudited historical quarterly sales and gross profit in thousands of U.S. Dollars.

                              1997                                1998                                 1999
                 ----------------------------------  ----------------------------------  ------------------------------------
                   Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2        Q3        Q4
                 -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  --------  --------
Revenues........ $53,130  $67,662  $82,052  $86,585  $77,130  $78,020  $82,818  $96,113  $85,548  $80,853  $101,270  $107,859
Gross profit....   3,228   13,298   19,308   24,357   23,196   12,862   15,911   11,747   13,417    9,684    16,791    18,150
Gross margin....     6.1%    19.7%    23.5%    28.1%    30.1%    16.5%    19.2%    12.2%    15.7%    12.0%     16.6%     16.8%
                  2000
                 --------
                   Q1
                 --------
Revenues........ $97,469
Gross profit....  20,425
Gross margin....    21.0%

   The above table illustrates the cyclical and seasonal nature of our financial performance, although we believe that as a provider of packaging and test services, we are less susceptible to cyclical fluctuations than the semiconductor industry as a whole. We have historically experienced steadily rising revenue levels during the course of the year, peaking in the fourth quarter, due to a peak in demand from the personal computer industry in the fourth quarter of the year.

Malaysian Business

   On June 30, 2000, we consummated the acquisition of the Malaysian business and intellectual property related to this business, in exchange for approximately $70.0 million in cash and preferred stock. In connection with the acquisition, we entered into a five-year supply agreement with Intersil to provide assembly and test services on an exclusive basis. The Malaysian business increases our exposure to high growth advanced communications products, provides a presence in Malaysia and enhances our intellectual property in key areas. In addition, the Malaysian business expands our mixed-signal testing capabilities and provides us with critical expertise in RF testing.

   The Malaysian business had revenues of $83.7 million, $80.4 million and $110.5 million for the fiscal years ended June 27, 1997, July 3, 1998 and July 2, 1999, respectively. All of these revenues represented intercompany sales to Intersil. Pro forma for the acquisition of the Malaysian business, all of the revenues of the Malaysian business and 21.3% of our consolidated revenues in 1999 would have been from sales to Intersil.

Results of Operations

   The following table describes our results of operations based on the percentage relationship of operating and other financial data to revenues during the periods shown:

                                  Year Ended December     Three Months Ended
                                          31,                  March 31,
                                 -----------------------  --------------------
                                 1997    1998     1999      1999       2000
                                 -----  -------  -------  ---------  ---------
Weighted average exchange rate
 of Won per U.S. Dollar........  939.0  1,388.9  1,189.3    1,198.2    1,125.5
                                 =====  =======  =======  =========  =========
Historical Statement of
 Operations Data:
Revenue........................  100.0%   100.0%   100.0%     100.0%     100.0%
Gross margin...................   20.8     19.1     15.5       15.7       21.0
Selling, general &
 administrative................    5.5      4.5      5.7        5.3        7.3
Research & development.........    1.4      2.3      3.3        3.5        2.7
Write down of impaired assets..    4.0      --       --         --         --
Management fees................    1.1      0.2      --         --         0.1
Change of control expenses.....    --       --       3.2        --         --
                                 -----  -------  -------  ---------  ---------
Operating income...............    8.8%    12.1%     3.4%       6.9%      11.0%
                                 =====  =======  =======  =========  =========

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

   Revenues: Net revenues in the three months ended March 31, 2000 increased 14.0% to $97.5 million from $85.5 million in the prior year period, primarily due to the growth from new customers in the communications and multi-application end markets. This increase was partially offset by a reduction in revenues from the computing end market. Laminate product assembly revenue, 59.5% of our revenues for the three months ended March 31, 2000, declined 6.9% over the comparable prior year period from $62.4 million to $58.1 million, primarily due to a reduction in average selling price. BGA, a component of our laminate product assembly revenue, continued to be fueled by demand for wireless communications applications. Leaded product assembly revenue, 34.8% of our revenues for the three months ended March 31, 2000, increased 55.5% over the prior year period from $21.8 million to $33.9 million, primarily due to increased demand for services to the flash memory market at our Chinese facility. Test revenues comprised 5.7% of our revenues for the three months ended March 31, 2000 and continued to grow dramatically increasing 323.9% over the prior year period from $1.3 million to $5.5 million, primarily due to new customer growth.

   End-market demand in communications and multi-applications remained very strong for the three months ended March 31, 2000, with revenue growth of approximately 70% over the prior year period in each end-market. Demand in the computing end market for the three months ended March 31, 2000 declined 23.3% from the prior year period, primarily due to a reduction in chip-set packaging requirements from one of our core customers.

   Gross Profit: Gross profit increased to $20.4 million in the three months ended March 31, 2000, resulting in a gross margin of 21.0% compared to gross profit of $13.4 million and a gross margin of 15.7% in the prior year period.

   Effective January 1, 2000 we re-evaluated the estimated useful lives of our property, plant and equipment. Based on an independent appraisal of the useful lives of such equipment and our internal assessment, we changed the estimated useful lives of assembly and test product equipment and furniture and fixtures from five years to eight years. Previously, such equipment was depreciated on a straight line basis over an estimated useful life of five years. The net book values of assembly and test product equipment and furniture and fixtures already in use are now being depreciated over the remaining useful life, based on eight years from the date such assets were originally placed in service. This change resulted in depreciation expense for the quarter ended March 31, 2000 being $6.7 million lower than would have been recorded using five year lives. The remaining increase in gross profit was attributable to improved materials procurement, partially offset by an increase in average labor costs and strengthening of the Won against the U.S. Dollar.

   Selling, General and Administrative: Selling, general and administrative expenses increased to $7.1 million for the three months ended March 31, 2000 compared to $4.5 million in the prior year period. As a percentage of revenues these expenses increased to 7.3% from 5.3%. General and administrative costs for the three months ended March 31, 2000 increased by $2.1 million compared to the prior year period, primarily due to additions to management personnel, MIS development and management advisory fees. The remaining increase was due to additional sales, marketing and customer service headcount in support of the acquisition of new customers.

   Research and Development: Research and development expenses decreased to $2.6 million for the three months ended March 31, 2000 from $3.0 million in the prior year period, despite a 38% increase in total research and development headcount. Spending on consumable materials, supplies, and tooling was significantly curtailed as we have focused our research efforts on highly collaborative programs with major customers. In addition, research and development expenses for the three months ended March 31, 1999 included significant start-up costs incurred in connection with the Santa Clara flip-chip prototype design and development laboratory.

   Net Interest Expense: The total outstanding interest bearing debt, including capital leases, increased to $307.5 million at March 31, 2000 from $143.5 million at March 31, 1999, principally as a result of the recapitalization. Related interest expense was $8.8 million for the three months ended March 31, 2000, an increase of 191.5% over the prior year period. Interest income was $0.2 million for the three months ended March 31, 2000 compared to $1.0 million for the prior year period.

   Foreign Currency Gains (Losses): The foreign currency gain was $0.4 million in the three months ended March 31, 2000 compared to $0.9 million in the prior year period. Our exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of our Korean and Chinese subsidiaries. Second, we negotiated with the large majority of our material and equipment suppliers to denominate our purchase transactions in U.S. Dollars.

   Income Taxes: Income tax expense for the three months ended March 31, 2000 decreased to $0.5 million from $3.1 million in the prior year period, for an effective tax rate of 20%. Concurrently with the recapitalization, we were reorganized and now a significant portion of our total worldwide income is earned in jurisdictions having relatively low tax rates, or where we enjoy tax holidays or other similar tax benefits. During the three months ended March 31, 1999, we incurred a $4.4 million loss from operations in China, for which no tax benefit was realized. Our remaining income before taxes of $9.3 million was taxed at an effective rate of 33.3% during the three months ended March 31, 1999.

   Net Income: As of a result of the items described above, net income increased to $2.2 million for the three months ended March 31, 2000 from $1.8 million during the prior year period before preferred dividends and recorded value of the Intel Warrant.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues: Net revenues in 1999 increased 12.4% to $375.5 million from $334.1 million in 1998. This increase came primarily from sales growth in BGA packaging services, which increased by 23.6% from $206.9 million to $255.8 million. This increase was partially offset by a decline in revenues from leaded packages services from $127.2 million to $109.3 million. The strong growth in BGA revenues was driven primarily by higher volumes of BGA packaging services sold to Intel, our leading customer, partially offset by lower average selling prices. Additionally, we started to ship BGA packages to new customers including NVIDIA, IBM, Lucent and Level One during 1999. The decline in leaded product revenues was driven by the continuing soft market conditions in the semiconductor industry present during the second half of 1998, and was partially offset by strengthening market conditions during 1999.

   Gross Profit: Gross profit decreased to $58.0 million in 1999 from $63.7 million in 1998, resulting in gross margin of 15.5% in 1999 compared to 19.1% for 1998. The gross profit experienced during 1998 was significantly higher than usual due to the large depreciation of the Won which averaged 1,372.1 Won per U.S. Dollar during 1998 compared to an average exchange rate of 1,189.3 Won per U.S. Dollar during 1999. This exchange rate resulted in lower costs for overhead and labor in Korea in 1998.

   Selling, General and Administrative: Selling, general and administrative expenses increased to $21.2 million in 1999 from $15.1 million during 1998. As a percentage of revenues, these expenses increased to 5.6% from 4.5%. This increase was due to additional expenses associated with hiring new personnel in the areas of administration, sales and marketing.

   Research and Development: Research and development expenses increased to $12.4 million in 1999 from $7.7 million in 1998. As a percentage of revenues, these expenses increased to 3.3% from 2.3%. The increase in the level of research and development expenses was due to the establishment of a prototype development center in Santa Clara, California at the end of 1998. Expenses for the prototype development center increased by $1.7 million during 1999 over 1998.

   Change of Control Expense: As result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized Korean employees of approximately $11.8 million. The payment was recorded as an operating expense during the three months ended September 30, 1999.

   Extraordinary Loss: We incurred an extraordinary loss of $1.4 million, net of tax benefit, related to the early retirement of our debt upon the recapitalization.

   Management fees charged by affiliate: From 1995 to June 30, 1998, Hyundai charged us fees for the use of technology and technical support for our facility in China. This agreement was terminated on June 30, 1998. We are internally providing this support today.

   Interest Income: For 1999, interest income increased to $2.8 million from $1.3 million for 1998. Most of the interest income was earned from cash invested in time deposits. During 1999, we maintained an average cash balance of $51.0 million. During 1998, we did not have a significant cash balance as substantially all cash was transferred to Hyundai, the then sole stockholder, at its request.

   Interest Expense: Interest expense for 1999 increased 59.2% to $21.2 million from $13.3 million for 1998. This is primarily due to interest expense on the debt incurred as part of our recapitalization.

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

   Foreign Currency (Gains) Losses: During 1998, we incurred a net non-cash foreign currency gain of $24.7 million which arose from ChipPAC Korea's holding of U.S. Dollar-denominated liabilities in excess of U.S. Dollar-denominated assets and from an appreciation in the value of the Won. During 1999, we incurred a non-cash foreign currency gain of $1.2 million.

   Other Income (Expense): Other expense increased from $0.2 million in 1998 to other income of $0.6 million in 1999. The increase in other income arose principally from an increase in the gains from the sale of miscellaneous excess equipment and supplies.

   Income Taxes: Income tax expense was $1.9 million in 1999 compared to $20.6 million in 1998. The effective tax rate was approximately negative 48% in 1999 versus the historic effective tax rate of approximately 38.9% in 1998. The effective tax rates during both periods were adversely affected by losses by our operations in China, for which no tax benefit was realized.

   Net Income (Loss): As a result of the items described above, we had a net loss of $7.3 million for 1999 compared to net income of $32.3 million in 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues: Net revenues in 1998 increased 15.4% to $334.1 million from $289.4 million in 1997. This increase was primarily due to sales growth in BGA packaging, which grew approximately 89.2% for 1998 as compared to the prior year. As a percentage of total revenues, BGA packaging revenues increased from 37.7% in 1997 to 61.8% in 1998. Revenues from leaded packaging services declined to $127.2 million in 1998 from $172.1 million in 1997. The decline in revenues from leaded packaging services arose from a combination of soft market conditions in the semiconductor industry in 1998 and from management's decision to discontinue several unprofitable product lines in the fourth quarter of 1997. Testing revenues increased from $8.2 million to $9.3 million as a result of management's efforts to increase sales in the test area.

   Gross Profit: Gross profit increased to $63.7 million in 1998 from $60.2 million in 1997. Gross margin declined to 19.1% in 1998 from 20.8% in 1997. The decline in gross margin arose primarily from soft market conditions prevailing in the semiconductor industry during 1998, which led to lower average selling prices. The decline of gross margin was partially offset by higher volumes of BGA packaging, reductions in materials costs from suppliers, cost reduction programs and a decline in labor and overhead costs due to devaluation of the Won against the U.S. Dollar.

   Selling, General and Administrative: Selling, general and administrative expenses decreased to $15.1 million in 1998 from $15.9 million in 1997. As a percentage of revenues, these expenses decreased to 4.5% in 1998 from 5.5% in 1997. The decrease in selling, general and administrative expenses arose primarily from a weaker Won which was partially offset by an increase in administrative and sales infrastructure costs incurred in connection with the implementation of a new corporate infrastructure, including the addition of a new senior management team.

   Research and Development: Research and development expenses increased to $7.7 million in 1998 from $4.1 million in 1997. As a percentage of revenues, these expenses increased to 2.3% in 1998 from 1.4% in 1997. Research and development costs grew in 1998 primarily due to the effect of having a full year's expenses from the research and development center established at Chandler, Arizona, and from additional investment in BGA development. The 1998 increases in R&D costs attributable to the Chandler R&D center and to spending for BGA development were $2.2 million and $0.9 million, respectively.

   Management Fees Charged by Affiliate: In 1998, the management fees charged by Hyundai declined to $0.5 million from $3.2 million charged in 1997. The decline in the level of management fees reflects the decline in the need for support from Hyundai, which led to the termination of the management fee agreement with Hyundai effective June 30, 1998.

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   Write Down of Impaired Assets: Consistent with U.S. GAAP, management reviews all assets for possible impairment arising from changes in technology and market conditions. At December 1997, we recorded a charge of $11.6 million to write down particular equipment as a result of a combination of our decision to discontinue unprofitable product lines and from the identification of particular production equipment judged to be in excess of foreseeable requirements.

   Interest Income: Interest income increased to $1.3 million in 1998 compared to $0.1 million during 1997. Prior to July 1, 1998, our Korean operations did not have any significant cash balances because they existed as a division of Hyundai. As a division, almost all cash receipts and disbursements were handled through Hyundai. Most of the interest income earned in 1998 was earned during the second half of 1998 by our investments of surplus cash in time deposits.

   Interest Expense: Interest expense for 1998 increased to $13.3 million from $11.0 million during 1997. The increase arose from a combination of an increase in the average level of bank debt from approximately $157 million during 1997 to $168 million in 1998 and from increases in the interest rates charged to us by our lenders.

   Foreign Currency (Gains) Losses: During 1998, we incurred a non-cash gain of $24.7 million as the value of the Won increased to 1,196 Won per U.S. Dollar at December 31, 1998 from 1,696 Won per U.S. Dollar at December 31, 1997.

   Other Income (Expense): Net other expense declined to $0.2 million in 1998 from $0.8 million in 1997. Most of the 1997 net other expense consisted of losses recorded on the disposition of surplus equipment.

   Income Taxes: We recorded a provision for income taxes of $20.6 million during 1998 compared with a tax benefit of $9.7 million on a pretax loss of $55.8 million for 1997. Our effective tax rate was 38.9% in 1998. Our effective tax rate in 1997 was significantly impacted by non-deductible operating losses in 1997. The effective tax rates during both periods were adversely affected by losses incurred by our operations in China, for which no tax benefit was realized.

   Net Income (Loss): As a result of the items described above, we had net income of $32.3 million for 1998 compared to net loss of $46.1 million in 1997.

Liquidity and Capital Resources

   We have a borrowing capacity of $50.0 million for working capital and general corporate purposes under the revolving credit line portion of our senior credit facilities. In addition, borrowings of up to $20.0 million are available for acquiring equipment and making other specified capital expenditures under the capital expenditure line of our senior credit facilities. We may borrow and repay under the capital expenditure line until August 5, 2001. Amounts that we repay under the capital expenditure line after August 5, 2001 may not be reborrowed by us later. The final maturity for both these facilities is August 5, 2005. We did not draw upon these facilities in connection with our recapitalization. In connection with our acquisition of the Malaysian business, we added a $55.0 million term C loan to our senior credit facilities and we obtained the ability to increase our revolving credit line by $25.0 million without further consent from our existing lenders. The proceeds of the term C loan were used to finance our proposed acquisition of the Malaysian business and pay transaction fees and expenses.

   Our ongoing primary cash needs are for operations and equipment purchases. Prior to our recapitalization, we met a significant portion of our cash requirements from a combination of (1) short- and long-term bank loans and (2) capital contributions from Hyundai. All short and long-term debt, loans, leases and other credit facilities existing prior to our recapitalization were repaid and terminated at the recapitalization date. Subsequent to year end, we made an initial borrowing of $13.5 million on our revolving line of credit.

   Prior to the recapitalization, Hyundai Electronics invested significant amounts of capital to increase our packaging and test services capacity. The capital investments made by Hyundai Electronics from 1995 to 1997 totaled $307.0 million. We intend to spend approximately $108.2 million in capital expenditures in 2000. We

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

spent approximately $57.9 million in capital expenditures in 1999, a decline of 8.8% from the $63.5 million spent in capital expenditures in 1998, and a decline of 57.6% from the $136.6 million spent in 1997.

   Under the recapitalization agreement, Hyundai Electronics may receive up to an additional $55.0 million of cash during the four-year period beginning January 1, 1999 if we exceed specified levels of EBITDA as described in the recapitalization agreement. Hyundai Electronics is entitled to receive 33.3% of the amount by which our EBITDA, which is defined in the recapitalization agreement, exceeds $116.5 million, $171.3 million, $198.5 million and $231.8 million, respectively, in each of the first four years following our recapitalization. No payment was made to Hyundai Electronics in 1999 under these terms.

   Under the terms of the agreement relating to our acquisition of the Malaysian business, during the period from June 1, 2000 to June 30, 2003, Intersil will be entitled to receive additional contingent incentive payments based upon the achievement of milestones relating to the transfer of business currently subcontracted by Intersil to a third party. In the event that Intersil were to achieve all the milestones, we would pay Intersil an additional sum of approximately $17.9 million in the aggregate.

   As of March 31, 2000, our debt consisted of $307.5 million of borrowings which were comprised of $7.5 million of revolving loans, $150.0 million in term loans and $150.0 million of senior subordinated notes. We also have $85.7 million of preferred stock.

   We believe that our existing cash balances, cash flows from operations, available equipment lease financing, available borrowings under our senior credit facilities and the net proceeds from this offering and the Qualcomm private placement will be sufficient to meet our projected capital expenditures, working capital and other cash requirements for the next twelve months.

   Our debt instruments require that we meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio and minimum fixed charge coverage ratio. These debt instruments also contain covenants restricting our operations.

   There were no violations of these covenants through March 31, 2000 and we expect to comply with all these covenants during the next twelve months. Therefore, our liquidity and capital resources are not expected to be impacted by these covenants.

Derivative Financial Instruments

   Since October 1998, we have entered into foreign forward contracts to mitigate the effect of foreign currency movements on the cost of materials and equipment. The contracts entered into require the purchase of Korean Won or Japanese Yen, and the delivery of U.S. Dollars, and generally have maturities which do not exceed three months. Because the contracts entered into to date do not qualify as hedges under generally accepted accounting principles, the gains and losses from these contracts have been recorded as foreign currency gains and losses. We had a net gain of $2.2 million and a net loss of $0.8 million arising in 1998 and 1999, respectively, from forward foreign currency contracts.

   As of March 31, 2000, we had no foreign currency contracts outstanding.

Recent Accounting Pronouncements

   In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments including standalone instruments, as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing

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

basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. We are required to adopt SFAS 133 in the first quarter of our fiscal year 2001. We are in process of evaluating the effect of SFAS 133 on our financial statements.

   In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB No. 101 will have no material effect on our financial position or results of operations.

   In April 2000, the Financial Accounting Standards Board issued FASB interpretation of No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. Among other issues, this interpretation clarifies the definition of employees for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation is recognized on a prospective basis from July 1, 2000. We are currently reviewing stock grants to determine the impact, if any, that may arise from implementation of this interpretation, although we do not expect the impact, if any, to be material to our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

   We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. We utilize derivative financial instruments but do not use derivative financial instruments for speculative or trading purposes. We have long-term debt that carries fixed and variable interest rates. A fluctuation in interest rates of 1% would increase our annual interest charge by $1.5 million based on our outstanding indebtedness as of March 31, 2000. A majority of our revenue and capital spending is transacted in U.S. Dollars. We do, however, enter into transactions in other currencies, primarily the Korean Won. With effect from October 1, 1999 we have changed the functional currency of ChipPAC Korea and ChipPAC China from their respective local currencies to the U.S. Dollar. The use of the U.S. Dollar as the functional currency will result in a much lower level of foreign exchange gains and losses in our overseas subsidiaries.

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

                                    INDUSTRY

General

   The production of a semiconductor is a complex process that requires increasingly sophisticated expertise. The production process can be divided broadly into three primary stages:

  .  fabricating a wafer;

  . slicing the wafer into multiple die and processing these die into finished devices, which is referred to as "packaging"; and

  .  testing of finished devices and other value-added processes.

   According to Worldwide Semiconductor Trade Statistics, worldwide semiconductor market revenues grew 18.9% in 1999 to approximately
$149.4 billion. From 1992 to 1999, the global semiconductor market has expanded at a compounded annual growth rate of approximately 14.0%. The worldwide semiconductor market can be divided into three segments:

  . microcomponents, including microprocessors and microcontrollers, which process data;

  . memory devices, which store data, including flash memory, Dynamic Random Access Memory, which is referred to as DRAM and Static Random Access Memory, which is referred to as SRAM; and

  . moving and shaping devices, which move and shape electronic signals around a printed circuit board, including logic, analog, discrete and power devices and chipsets.

   According to Worldwide Semiconductor Trade Statistics, the semiconductor industry's revenues are expected to grow at a compounded annual growth rate of 20.0% from 1999 to 2003. Semiconductor growth continues to be driven by strong end-user demand for telecommunications, computers and consumer products, which require semiconductors characterized by greater functionality, increased speed and smaller size. One of the principal drivers of growth in the semiconductor industry during the next several years is expected to be increased sales of communications semiconductors used in applications including computer modems, networks, cellular phones and Internet and electronic commerce hardware and appliances. The proliferation of digital technology, particularly in communications applications, has increased demand for analog functionality, which helps the digital electronics interact with the real world of sound, light, heat and motion. Increasing cost pressure and size constraints are prompting silicon providers to integrate high performance analog and digital functionality into mixed-signal semiconductors. This functional integration of analog and digital components onto single chips makes these mixed-signal semiconductors more difficult to design and test than most other types of semiconductors.

   In 1999, according to Electronic Trends Publications, total packaging revenues for the semiconductor industry were $18.3 billion, of which revenues from independent packaging companies, like us, represented $7.2 billion, or 39.3%, of total packaging revenues. Independent packaging revenues are expected to grow at a compounded annual growth rate of 17.6% from 1999 to 2004. Revenues for BGA packaging services, the fastest growing component of the independent packaging market, are expected to grow at a compounded annual growth rate of 24.9% over the same period. Today, most major semiconductor manufacturers use independent packaging and test service providers for at least a portion of their packaging and test needs. We expect this outsourcing trend to continue as semiconductor manufacturers focus on their core strengths, like chip design and wafer fabrication. According to Semiconductor Business News, spending on outsourced test services is growing by more than 40.0% per year and is expected to reach $2.0 billion by 2001.


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

Industry Trend Toward Outsourcing

   Historically, semiconductor companies primarily manufactured semiconductors in their own facilities. In recent years, however, the need for semiconductor companies to outsource their semiconductor packaging and test needs has grown dramatically. Principal factors contributing to this are as follows:

  .  Time-to-Market Pressures Are Increasing for Semiconductor
     Companies. End-users are increasingly demanding more sophisticated electronic products in a market in which product life cycles are becoming shorter. As a result, semiconductor companies are increasingly seeking to shorten their time-to-market for new products. Having the right packaging technology and capacity in place is a critical factor in reducing time-to-market. Semiconductor companies frequently do not have the equipment or production experience to implement new packaging solutions or sufficient time to develop these capabilities before introducing a new product into the market. For this reason, semiconductor companies are increasingly utilizing the resources and capabilities of independent packaging and test companies to deliver their new products to market more quickly.

  . ""Fabless'' Semiconductor Companies Are Focusing Exclusively on Semiconductor Design Process and Application Support. There continues to be growth of "fabless" semiconductor companies, which are companies that outsource all of their manufacturing and all of their packaging and test service needs. According to the Fabless Semiconductor Association and Dataquest, fabless companies' revenues have increased as a percentage of the worldwide semiconductor market from 3.0% in 1994 to 7.6% in 1999. Fabless companies' revenues are expected to increase to approximately $37 billion, or an 11.8% market share, in 2004. The significant growth in the number of fabless semiconductor companies has been driven in large part by the ability of these companies to effectively outsource virtually every significant step of the semiconductor manufacturing process. This development has allowed fabless semiconductor companies to introduce new semiconductors very quickly without committing significant amounts of capital and other resources to manufacturing. We believe that the growth of fabless semiconductor companies will continue to be a significant driver of growth in the independent semiconductor manufacturing industry.

  . Significant Capital Expenditures Are Required for Semiconductor Manufacturing. Semiconductor packaging and test services have evolved into increasingly complex processes that require a substantial investment in specialized equipment, resources and facilities. For example, the capital investment in facilities and equipment necessary for a processing line capable of packaging 100 million BGA packages per year can be as much as $200 million. As a result of these substantial costs, equipment must be utilized at a high capacity level in order to be cost effective. Independent providers of packaging and test services, like us, can use existing equipment at high utilization levels over a longer period of time by providing services for a broad range of customers.

     Moreover, as the cost to build a new state-of-the-art wafer fabrication facility has increased to nearly $1.2 billion, semiconductor companies have been forced to concentrate their capital resources on core wafer manufacturing activities. As a result, semiconductor companies are increasingly using independent packaging and test providers who are able to invest capital to develop new packaging and test capacity.

  .  Sophisticated Expertise and Technological Innovation Are Necessary.
      Semiconductor companies are facing ever-increasing demands for miniaturization, higher lead counts for more connections and improved thermal and electrical performance from IC packaging. In addition, the proliferation of package types and the increased value of advanced packaging as a percentage of the overall value of a semiconductor have resulted in semiconductor companies turning to companies like us for sophisticated expertise and technological innovation in packaging and test technology.

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                                    BUSINESS

Company Overview

   We are one of the world's largest providers of semiconductor packaging and test services. We provide one of the broadest portfolios of packaging and test services available in the industry, serving all segments of semiconductor usage. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, one of the most advanced mass produced type of packages. We also provide advanced packaging products that address the needs of semiconductors used in wireless and wireline communications applications, including flip-chip, chip-scale and stacked die technologies.

   A semiconductor package is a plastic, ceramic or metal covering that protects and insulates the enclosed semiconductor chip and attaches to a printed circuit board. As a result, packages are an integral part of the basic functionality of semiconductors and contribute to their overall performance. We provide packaging and test services to 77 customers worldwide, including 41 customers in the United States. Our customers include many of the world's largest and most prominent semiconductor manufacturers, including: Atmel, Intel, IBM, LSI Logic, Lucent Technologies, Inc., Samsung, STMicroelectronics and Intersil. Our facilities are strategically located to address the needs of our customers, who are typically high growth semiconductor companies who are leaders within their respective end markets. Our headquarters are located in Santa Clara, California.

Our Business Strategy

   Our business strategy emphasizes the following key elements:

   Continue to implement long term partnership agreements with key customers. Pro forma for the acquisition of the Malaysian business, over half of our 1999 revenues were covered by long term contracts, including the five-year contract we have with Intersil to assemble and test their PRISM(R) wireless LAN chipsets and the two and one-half year supply agreement with Intel to assemble and test its personal computer and Internet server chipsets and communications devices. We also have a three and one-half year agreement with Hyundai Electronics to provide our chip-scale packaging and test services for Hyundai's outsourced RDRAM assembly needs and a three year supply agreement with Qualcomm to provide packaging and test services for integrated circuit devices. Each of Intel, Hyundai Electronics America and Intersil is, and upon completion of the concurrent private placements, Qualcomm will become, a stockholder of our company. Our goal is to increase our share of our customers' packaging business by providing superior customer service, providing quality packaging with the highest yield rates and providing new and advanced packaging, like BGA, flip-chip, chip-scale packaging and multi-die systems in a package.

   Our customers today are leaders in multiple semiconductor market segments, including flash memory, personal computer chipsets, 3D video graphics chipsets chips, system ICs, wireless ICs, communications ICs, and mass storage ICs. Advanced Micro Devices, Hyundai, IBM, Intel, LSI Logic, Samsung, STMicroelectronics and Taiwan Semiconductor Manufacturing Corporation accounted for approximately 41% of worldwide semiconductor revenues in 1999. All of these customers compete in large segments within the semiconductor industry and demand packaging and test services to address the trend to smaller, thinner, lighter and higher performance packaging.

   Expand our test business, as the need for outsourced test service grows. Growth in independent packaging and test services is expected to be greater than that of the overall semiconductor market because of the increasing trend of semiconductor companies to outsource their packaging and test needs. Through increased emphasis on and additional capacity of our test business, we have seen a significant acceleration in our test revenues over the most recent four quarters, and we expect the growth to continue, due to increasing demand for our test services, notably from LSI Logic, Atmel and nVidia. We provide test services for flash and eeprom memories for wireless applications, mixed-signal for DSP-based applications and digital testing for applications like three-dimensional graphics. We intend to grow the test portion of our business to provide

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

"one-stop shopping" capabilities for both packaging and test services for our customers, aiding in the reduction of their time-to-market and increasing our share of this higher margin business.

   Utilize our product breadth, technology and geographic locations to secure relationships with the foundries that are servicing the fabless semiconductor manufacturers. Fabless semiconductor companies' revenues have grown faster than the total semiconductor market, increasing as a percentage of the worldwide semiconductor market from 3% in 1994 to 7.6% in 1999. Because these companies do not own their own manufacturing facilities, they must outsource all their manufacturing needs. To capitalize on this outsourcing trend, we intend to develop closer working relationships with fabless semiconductor customers using wafer foundries in Malaysia, Singapore, Korea, China and the United States. We believe that we are well-positioned to increase our share of fabless semiconductor customers' packaging needs due to our technology leadership, particularly in BGA, and our strategically located facilities in Korea, China and Malaysia.

   Pursue strategic acquisitions, licensing and joint development projects in the fragmented packaging and test industry. We continue to evaluate candidates for strategic acquisitions, particularly back end facilities owned by IDMs who are focusing their resources on chip design and wafer fabrication, to strengthen our core business, broaden our technology portfolio and expand our geographic reach. We intend to structure these acquisitions, if any, with long-term supply contracts and intellectual property transfers.

   Develop new packaging technology that will attract new customers and allow us to become early stage partners with our customers. We believe that a key to expanding our customer base will be to capitalize on our technological leadership in developing new packaging. We have introduced or plan to introduce the following advanced new packages: Flip-chip CSP, TBGA, M/2/BGA(TM), EconoCSP(TM) and FBGA-T, TBGAII and EconoCSPT(TM). In 1999, we established a U.S. research and development center that allows customers to validate future flip-chip packaging options early in the development process. Pro forma for the acquisition of the Malaysian business, research and development spending was approximately 2.6% of revenues during 1999, which is comparable to that of the independent packaging industry, but is significantly lower than that of most semiconductor manufacturing companies. As of March 31, 2000 we had 90 engineers dedicated to new packaging development.

Our Services

   We offer semiconductor packaging and test services to the semiconductor industry, with products and service offerings in communications, computing and multi-applications end markets. Pro forma for the acquisition of the Malaysian business, approximately 92.0% and 8.0% of our revenues during 1999 and approximately 91.9% and 8.1% of our revenues during the quarter ended March 31, 2000 were derived from packaging and test services, respectively.

   Since customers require their suppliers to pass a lengthy and rigorous qualification process that can be costly to the customers, we believe they generally do business with a few suppliers. Because our services are considered part of the customer's manufacturing infrastructure, we must have dedicated resources and systems to provide flexible manufacturing, quick-turns and real-time information transfers.

 Packaging

   We have provided semiconductor packaging and test services to third parties since 1984, and offer a broad range of packaging formats for a wide variety of electronics applications. Pro forma for the acquisition of the Malaysian business, our two types of packaging services, leaded and substrate, or BGA, contributed approximately 38.4% and 53.6% of revenue, respectively, for 1999, and 43.5% and 48.4% of revenue, respectively, for the three months ended March 31, 2000.

   Leaded Packaging. Leaded packaging is the most widely used packaging type and is used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers, and telecommunications. Leaded packages have been in existence since semiconductors were first produced, and in 1999 comprised over half of the total industry packaging volume. Leaded packages are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages the die is attached to a leadframe, which is a flat lattice of wires. The die is then encapsulated in a plastic or ceramic package, with the ends of the leadframe wires protruding from the edges of the package to enable connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into a printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface-mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

   We offer a wide range of lead counts and body sizes within this packaging group to satisfy customer die size variations. Our traditional leaded packages are at least three millimeters in thickness and include PDIP, PLCC and SOIC. Our advanced leaded packages are thinner than our traditional leaded packages, approximately 1.4 millimeters in thickness, and have a finer pitch because the leads are closer together, allowing for a higher pin count and greater functionality in a smaller package size. Our advanced leaded packages include MQFP, TQFP, iQUAD, TSSOP and SSOP.

 Leaded Package Profile

   Substrate, or BGA, Packaging. BGA packaging represents the newest and fastest growing area in the packaging industry and is used primarily in high-growth end markets, including computing platforms and networks, hand held consumer products including wireless communications devices, personal digital assistants and video cameras, and home electronics devices, like DVDs and home video game machines. BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the integrated circuit increased, high lead count packages experienced significant electrical shorting problems. The BGA methodology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA package, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a leadframe. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of metal balls that connect the packaged device to a printed circuit board. Benefits of BGA packaging over leaded packaging include:

  .  smaller size;

  . greater pin count, or number of connections to the printed circuit board;

  .  greater reliability;

  .  better electrical signal integrity; and

  .  easier attachment to a printed circuit board.

   We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

   Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like personal computer chipsets, graphic controllers and DSPs. A standard BGA package generally has greater than 100 pins. Standard BGA packages have better thermal and electrical performance than leaded packages. They also feature more advanced surface mount technology, allowing for easier handling in the packaging process. Standard BGA packaging services accounted for all of our BGA packaging revenues in 1998.

 BGA Package Profile

   Chip-Scale BGA. Chip-scale BGA packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

   We are continually developing new BGA technologies and BGA packaging techniques. One of our research and development facilities is working to develop prototypes of flip-chip BGA packaging in which the silicon die is directly attached to the substrate using bumps or solder balls rather than wire bonds. This is expected to improve heat dissipation and the electrical performance of the chip. Flip-chip BGA technology can be used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, referred to as ASIC, microprocessors and memory packages. While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.

   The following chart summarizes the packaging services we offer. Packaging revenues are pro forma for the acquisition of the Malaysian business. The full names of each packaging type are provided in the "Glossary."

 Percentage
   of Pro
 Forma 1999
  Packaging
   Revenue                Packaging Types                  Application           Pin Count
 ----------   --------------------------------------- ------------------------   ---------
 Leaded 31.1% Traditional: PDIP, PLCC, SOIC, SOJ,     Telecommunications,          8-304
                           SSOP, SIP, DPAK and        automobiles, household
                           D/2/PAK                    appliances, and desktop
                                                      and notebook computers

        10.6% Advanced:    TQFP, TSOP, QFP, LQFP,     Personal computers and      32-176
                           TSSOP, TO5, iQUAD(TM)      telecommunications
                           and MQFP

 BGA    54.5% Standard     PBGA, M/2/BGA(TM),         Personal computer           119-371
              BGA:         TBGA and EBGA              chipsets, graphic
                                                      controllers

         3.7% Chip-Scale   EconoCSP(TM), (mu)BGA(TM), Wireless telephones,        36-280
              BGA:         M/2/CSP(TM) and FBGA-T     personal digital
                                                      assistants, video
                                                      cameras and wireless
                                                      pagers

         0.1% Flip-Chip    FlipPAC(TM), RamPAC(TM)    High-end network servers    36-1732
              BGA:         and FlashPAC(TM)           products, application
                                                      specific integrated
                                                      circuits,
                                                      microprocessors and
                                                      memory packages

 Test Services

   We also provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have begun to capitalize on this trend by enhancing our test service capabilities. We operate 72 testers, and in 1999, we achieved 12.8% year-over-year growth. We achieved over 300% growth for the three months ended March 31, 2000 compared to the three months ended March 31, 1999. The Malaysian business expands our mixed-signal testers and provides us with critical expertise for testing RF devices, one of the fastest growth areas for test outsourcing.

   In order to test the capability of a semiconductor device, a semiconductor company will provide us with its proprietary test program and specify the test equipment to run that program. In the alternative, however, our customers may consign their test equipment to us. Our test operators place devices to be tested on a socketed, custom load board and insert the load board into the test equipment which then tests the devices using software programs developed and supplied by our customers. The cost of any specific test and the time, usually measured in seconds, to run a test vary depending on the complexity of the semiconductor device and the customer's test program.

   In addition to final test services, we also provide "burn in" test services. Through "burn in," a semiconductor is inserted into a socket and subjected to extreme hot and cold temperatures over a period of time. "Burn in" tests are typically conducted to determine overall reliability of a semiconductor under extreme conditions.

 Other Services

   We also provide a full range of other value-added services, including:

  . Design and Characterization Services. We offer design and characterization services at our Santa Clara, California, Chandler, Arizona and Ichon, Korea facilities. Our design engineers at these facilities select, design and develop the appropriate package, leadframe or substrate for that device by simulating the semiconductor's performance and end-use environment.

  . Dry Pack Services. In order to prevent the failure of any semiconductors due to exposure to moisture during shipping, we "dry pack" most of our packaged integrated circuits in specially sealed, environmentally secure containers.

  . Tape and Reel Services. Many electronic assembly lines utilize "tape and reel" methods in which semiconductors are attached to a tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism rather than on a tray, to facilitate the assembly process.

  . Drop Shipment. In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer drop shipment services in which we ship packaged semiconductor devices directly to those companies that purchase devices from our customers.

  . Wafer probe. We offer a wafer sort operation where an electrical test is performed on die while still in wafer form. This process establishes which die on each wafer are suitable to be assembled into a final package.

Customers

   We provide packaging and test services to 77 customers worldwide, including 41 in the United States. Our customers include many of the world's largest and most prominent semiconductor manufacturers including: Atmel, Hyundai, Intel, IBM, LSI Logic, Lucent, Samsung, STMicroelectronics and Intersil.

   Pro forma for the acquisition of the Malaysian business, during 1999 approximately 48.7%, 21.3%, 6.0% and 5.1% of our revenues were derived from Intel, Intersil, Atmel and LSI Logic, respectively. We anticipate that this customer concentration will decrease as new customers for which we have already become qualified and customers with which we are undergoing qualification, including Texas Instruments Incorporated, Broadcom Corporation, TranSwitch Corporation and Sony Corporation, begin to ship semiconductor devices to us for packaging. Pro forma for the acquisition of the Malaysian business, in 1999, we derived approximately 79.2% of our revenues from the U.S., 16.1% from Asia and 4.7% from Europe.

   In general, our customers principally rely on at least two independent packagers. A packaging company must pass a lengthy and rigorous qualification process that can take a minimum of three months for a typical leaded package and can take more than six months for a typical BGA package and, in each case, can cost the customer approximately $250,000 to $300,000. Once a primary packager has been selected, that packager gains insight into its customer's business operations and an understanding of its products as part of the overall working relationship. These factors, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, result in high switching costs for semiconductor companies, making them adverse to changing or adding additional suppliers. We have been successful in attracting new customers because we are one of a few independent packaging and test companies that offers packaging and test services for a full portfolio of packages.

   Our success in becoming one of the world leaders in BGA technology is due in significant part to our being selected as one of the key suppliers to Intel. BGA technology is used in almost every personal computer that is built today, and Intel was the first semiconductor company to require BGA technology solutions from independent packagers in high volume. Due to the significant volume of Intel semiconductors sold worldwide, in 1999, we believe Intel represented over 40% of the BGA independent packaging market. We are currently one of four suppliers of BGA packaging technology to Intel. In 1999, we were awarded Intel's Preferred Quality Supplier award.

   As a result of our relationship with Intel, we have been able to grow our infrastructure to support the development of advanced BGA technology. In doing so, we have gained an early advantage relative to our competitors in packaging capability, yield enhancement, quality and reliability.

   Furthermore, we have developed the expertise to use BGA technology across almost all Intel business groups, including personal computer chipsets, Internet server chipsets, graphic controllers, memory, networking and communications. Intel does not currently outsource packaging services for any of its microprocessors, including the Pentium III(TM) and Celeron(TM) lines. Both we and Intel have numerous resources dedicated to improving BGA technology and new technologies like stacked multi-die packages.

Marketing, Sales and Customer Support

   We provide sales support to our customers through an international network of offices located in:

  .  the United States,

    .  Santa Clara, California (our worldwide headquarters),

    .  San Diego, California,

    .  Chandler, Arizona,

    .  Boston, Massachusetts,

    .  Dallas, Texas,

    .  Palm Bay, Florida

  .  Kampen, The Netherlands,

  .  Tokyo, Japan,

  .  Shanghai, China,

  .  Ichon, Korea,

  .  Singapore and

  .  Kuala Lumpur, Malaysia.

   Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on a specific customer or geographic region. Our 107 marketing, sales support and customer service personnel's performance is measured by each team's revenue achievements and number of design "wins," which consist of providing other value-added services to customers and completing package qualifications with customers. As is industry practice, customers deliver near-term forecasts to guide us on anticipated volumes. As a result, we have no meaningful backlog statistics. Because substantially all of our materials inventory is purchased based on customer forecasts, we carry small quantities of inventory and we have relatively low finished goods inventory.

   Our marketing efforts focus on creating a brand awareness and familiarity with ChipPAC and our advanced device packaging technologies and an understanding of our end-user market applications in networking, memory, storage, graphics and wireless. We market our leadership in advanced packaging and test technology and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through the delivery of "white papers" at industry conferences, quarterly mailings of technical brochures and newsletters, advertisements in trade journals and our website.

   We engage in semi-annual and quarterly reviews with our customers; we regularly collect data from different segments of the semiconductor industry, for example, personal computers, wireless telephony and digital cameras. When possible, we work closely with our customers to design and develop packaging and test solutions for their new products. These "co-development" or "sponsorship" projects can be critical when customers seek large scale early market entry with a significant, new product. Task teams assigned by both ChipPAC and our customers work together to design and develop new solutions and to analyze and review the outcomes to ascertain if a project's objectives are being met in a cost-effective manner. Depending on the project, the cost of development may be borne entirely by us or may be shared with the customer.

Suppliers

   Our packaging operations depend upon obtaining adequate supplies of materials on a timely basis. The principal materials used in our packaging process are lead frames, rigid and flexible substrates, gold wire and molding compound. We purchase materials based on the demand forecasts of our customers. Our customers are responsible for the costs of any unique materials that we purchase but do not use, particularly those lead frames and substrates that are ordered on the basis of customer-supplied forecasts. We work closely with our primary materials suppliers to insure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. We have no significant supply contracts or arrangements with any supplier of materials, and we typically purchase materials by entering into written purchase orders. Approximately 70% of our substrate costs were incurred from the purchase of materials from Korea, with the balance primarily from Japan and Taiwan. We expect that in the next several years, an increasing portion of our materials will be supplied from sources in China and Taiwan.

   Our packaging operations and expansion plans also depend on obtaining adequate quantities of equipment on a timely basis. To that end, we work closely with our major equipment suppliers to insure that equipment deliveries are on time and the equipment meets our stringent performance specifications.

Operations and Facilities

   Our packaging process begins by cutting customer supplied wafers into individual die using a high speed precision saw. For leaded packaging, the individual die are then mounted onto metal strips called lead frames, which are generally made of copper with selective silver plating on which a pattern of input/output, or I/O, leads has been cut. For BGA packaging, individual die are placed onto plastic or tape laminate substrates which are miniature printed circuit boards. Next, very fine gold wires, with an average diameter of about
0.001 inch, are attached to the die and the lead frame or substrate, as applicable. These gold wires provide the electrical connection between the electronic circuits on the die and the I/O points of the lead frame or substrate. Each die is then encapsulated in a plastic casing and marked.

   For leaded packaging, the next step consists of plating the protruding leads with a tin alloy which facilitates soldering when the finished chips are placed onto a printed circuit board. The die then go through a series of mechanical stamping processes where the leads are then trimmed and formed into the requisite finished shape. For BGA packaging, the next step consists of attaching tiny solder balls to the bottom of the substrates. The completed devices then undergo a final inspection before being packed and shipped to customers. We are not responsible for shipping customer packaged products; customers either retrieve their finished packaged products directly from our facilities or third parties deliver the finished packaged products to the airport to be retrieved by customers.

   Our operations are conducted through six operating facilities. Our corporate headquarters are located in Santa Clara, California, and we provide all packaging, warehousing and test services through our facilities in Ichon and Chungju, Korea, Shanghai, China and Kuala Lumpur, Malaysia. Our Chungju facility provides electroplating services on leadframes from the Ichon facility. Our Chungju facility was founded in 1983 and is both ISO-9002 and QS-9000 certified. The Ichon facility was founded in 1985 and is both ISO-9002 and QS-9000 certified. The Shanghai facility was founded in 1994 and is also ISO-9002 certified and QS-9000 certified. The Kuala Lumpur facility is ISO-9002, QS-9000 and ISO-14001 certified. The following chart summarizes our packaging and research and development facilities:

                                                                   Principal Packaging or
                          Owned/                                     Service Provided or
   Facility Location      Leased   Sq. Ft.   Functions/Services        Being Developed
   -----------------      ------   -------   ------------------    ----------------------
Santa Clara,              Leased    40,000 Executive offices,      Flip-Chip BGA, Flip-
 California.............                   Research and            Chip and CSP Design
                                           Development, Sales and  Services
                                           Marketing

Chandler, Arizona.......  Leased     5,000 Research and            Design and
                                           Development, Sales and  Characterization
                                           Marketing               Services

Shanghai, China.........  Owned(1) 442,000 Packaging and Test      Traditional Leaded
                                           Services                Chip-Scale Packaging
                                                                   and Test Services

Ichon, Korea............  Leased   474,000 Packaging and Test      Advanced Leaded, BGA
                                           Services; Research and  Packaging, Chip-Scale
                                           Development             and Test Services

Chungju, Korea..........  Leased   129,000 Electroplating
                                           leadframes from Ichon,
                                           Korea

Kuala Lumpur, Malaysia..  Owned(1) 524,000 Packaging and Test      Discrete Power,
                                           Services                Traditional Leaded
                                                                   Packaging and Test
                                                                   Services

---------------------
(1) Improvements are owned by ChipPAC but upon the termination of the existing long-term lease revert to the lessor.

Competition

   The packaging and test industry is highly fragmented. Our primary competitors and their locations are as follows:

  .  Advanced Semiconductor Engineering, Inc.--Taiwan

  .  Amkor Technology, Inc.--Korea and Philippines

  .  ASAT, Ltd.--Hong Kong

  .  ASE Test Limited--Taiwan and Malaysia

  .  Shinko Electric Industries Co., Ltd.--Japan

  .  Siliconware Precision Industries Co., Ltd.--Taiwan

  .  ST Assembly Test Services Limited--Singapore

   Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, and has some degree of operating experience. These companies also have established relationships with many large semiconductor companies which are current or potential customers of ours. We also compete with the internal packaging and testing capabilities of many of our largest customers. We believe the principal elements of competition in the independent semiconductor packaging market include time-to-market, breadth of packaging services, technical competence, design services, quality, yield, customer service and price. We believe that we generally compete favorably in these areas.

   Due in significant part to the lengthy and costly process of qualifying a supplier, most semiconductor manufacturers generally have two or more sources of packaging services.

Research and Development

   Our research and development efforts are focused on developing new packaging designs and process capabilities and on improving the efficiency and capabilities of our existing packaging and test services. We believe that technology development is one of the key success factors in the packaging market and we believe that we have considerable ability in this area. During the past two years, we have introduced the following new packages:

  .  Flip-Chip CSP,

  .  TBGA,

  .  M/2/BGA(TM),

  .  EconoCSP(TM) and

  .  FBGA-T.

   We expect to introduce the following packages during the remainder of 2000:

  .  TBGA II and

  .  EconoCSPT(TM).

   In 1999, we established a U.S. research and development center that allows us to work closer with our customers to validate future flip-chip packaging options early in the development process by giving direct access to flip-chip materials, equipment and our engineering expertise. We believe materials engineering will play a more critical role in future advanced packages and we are currently working on furthering our research and development within package development. In addition to our own development, we will also license technology where appropriate to strengthen a strategic relationship or where it offers competitive or time-to-market advantages. For example, we are currently licensing flip-chip package technology from LSI Logic.

   As of March 31, 2000, we employed approximately 90 full-time research and development personnel. During 1999, we spent approximately $12.4 million on research and development.

Employees

   As of March 31, 2000, we employed 3,851 full-time employees, of whom approximately 90 were employed in research and development, 3,545 in packaging and test services and 242 in marketing, sales, customer service and administration.

   Approximately 2,100 of our employees at the Ichon, Korea facility are represented by ChipPAC Korea Labor Union and are covered by a collective bargaining agreement which provides for salary and wages through May 1, 2000 and expires on May 1, 2001. We are currently negotiating salary and wages for our employees represented by ChipPAC Korea Labor Union. We believe that we have good relationships with our employees and unions.

   As of March 31, 2000, the Malaysian business employed 2,912 full-time employees.

Intellectual Property

   Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other non-patented, confidential technologies, which we either own or license from third parties. We also have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. Under the patent and technology license agreement that we entered into with Hyundai Electronics, which we refer to as the Hyundai Electronics License, we obtained a non-exclusive license to use intellectual property in connection with our packaging activities.

   Following expiration of its initial term on December 31, 2003, the Hyundai Electronics License may be extended by us from year to year upon payment of a nominal annual license fee. Hyundai Electronics may terminate the Hyundai Electronics License prior to December 31, 2003 if we breach the Hyundai Electronics License and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event, or if a force majeure event prevents performance of the agreement.

   We have entered into a License Agreement with Tessera, Inc. which we refer to as the Tessera License, under which we have obtained a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages, most significantly its mBGA(TM), or micro BGA, packages. The Tessera License will run until the expiration of the last Tessera patent licensed under the Tessera License. Accordingly, the expiration of the Tessera License will not occur until sometime after February, 2018, which is the earliest date that all patents licensed under the Tessera License can expire.

   In connection with our recapitalization, we obtained a non-exclusive sublicense from Hyundai Electronics under patents owned by Motorola for use in connection with our BGA packaging process. The initial term of our sublicense under the Motorola patents will expire on December 31, 2002. This sublicense requires Hyundai Electronics to use commercially reasonable efforts to extend or renew its license from Motorola prior to its expiration on December 31, 2002 and obtain from Motorola the right to grant us a sublicense on the same terms and conditions as those of any extended or renewed license.

   We have entered into two license agreements with LSI Logic. Under the first license, which we refer to as the LSI flip-chip license, we have received a worldwide, non-exclusive, royalty-bearing license to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls. Our rights under the LSI flip-chip license will become perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The LSI flip-chip license also requires LSI Logic to purchase 20% of its requirements for flip-chip packaging services from us for three years following our completion of LSI's flip-chip qualification requirements, provided that we remain competitive with respect to price, quality and turn-around time and that we reach an agreement with LSI Logic concerning the terms that will govern their purchase of those flip-chip packaging services. LSI Logic may terminate the LSI flip-chip license if, before our rights have become perpetual and irrevocable, we breach the LSI flip-chip license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

   Our second license from LSI Logic, which we refer to as the LSI CSP license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having an overall height of less than 1.2 millimeter. Our rights under the LSI CSP license are perpetual but LSI Logic may terminate the LSI CSP license if we breach the LSI CSP license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

   In connection with our acquisition of the Malaysian business, we acquired ownership of all Intersil patents, technical information and copyrights used exclusively in or associated exclusively with the Malaysian business and, additionally, Intersil granted us a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyrights and technical information which are also used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we will provide packaging and test services under a five-year supply agreement with Intersil are licensed to us only for use in providing those services.

   Our primary trademark and trade name is "ChipPAC." We own or are licensed to use other secondary trademarks.

Environmental Matters

   Our business is affected by liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges and on the generation, storage, handling, discharge, treatment, transportation and disposal of chemicals which we use, and on employee exposure to hazardous substances in the workplace. It is our policy to comply with all applicable environmental, health and safety laws and regulations, and we believe we are currently in material compliance with all applicable laws and regulations. In September 1996, we received ISO-14001 certification for our facilities in Ichon and Chongju by Lloyd's Register Quarterly Assurance.

   Significant regulatory and public attention has been focused on the environmental impact of semiconductor packaging operations and the risk of chemical releases from these operations. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We do not anticipate making material environmental capital expenditures in fiscal years 2000 and 2001. There can be no assurance that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon us, curtail our operations, or restrict our ability to expand operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could result in future material liability for us.

Legal Proceedings

   We are not involved in any legal proceedings, the outcome of which we believe would have a material adverse effect on our business, financial condition or results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.

                                   MANAGEMENT

Directors and Executive Officers

   The following table provides information about our directors and executive officers.

           Name           Age                      Position
           ----           ---                      --------
 Dennis P. McKenna.......  50 President, Chief Executive Officer and Director

 Robert Krakauer.........  34 Senior Vice President and Chief Financial Officer

 Gregory S. Bronzovic....  43 Vice President, Worldwide Sales

 Bruce Stromstad.........  55 Vice President, Manufacturing Process and
                               Planning

 Marcos Karnezos.........  55 Vice President, Technology

 Robert Bowden...........  52 Vice President, Chief Procurement Officer

 (Peter) Phang Guk Bing..  51 President, ChipPAC Assembly and Test (Shanghai)
                               Company Ltd.

 S.N. Lee................  55 President and Chief Executive Officer, ChipPAC
                               Korea Company, Ltd.

 C.B. Teh................  52 President, ChipPAC (Malaysia) Bnd. Sdn.

 Edward Conard...........  42 Director

 Michael A. Delaney......  45 Director

 David Dominik...........  43 Director

 Marshall Haines.........  32 Director

 Joseph Martin...........  51 Director

 Chong Sup Park..........  51 Director

 Paul C. Schorr, IV......  33 Director

   Dennis P. McKenna has been President and Chief Executive Officer since October 1997. He was appointed to these positions when ChipPAC California was incorporated as a separate United States corporation. From October 1995 to October 1997, he served as Senior Vice President of the Components Group for Hyundai Electronics. He joined Hyundai Electronics in January 1993 and served as Vice President and General Manager of the Semiconductor Group until October 1995. Prior to joining Hyundai Electronics, Mr. McKenna, who has over 28 years of industry experience, held management positions at TRW, Inc. and Oki Semiconductor, a division of Oki America, Inc.

   Robert Krakauer has been Senior Vice President and Chief Financial Officer since November 1999. Prior to that time, he served as Vice President, Finance and Chief Financial Officer at Allied Signal Electronic Materials from May 1998 to November 1999. From June 1996 to May 1998, he served as Corporate Controller at Altera Corporation. From June 1993 to June 1996, he was Vice President, Finance and Chief Financial Officer at Alphatec Electronics USA.

   Gregory S. Bronzovic joined us in April 1998 as Vice President, North American Sales. From September 1998 to the present, he has served as Vice President, Worldwide Sales. From January 1995 until April 1998, he was Director of Sales, Hyundai America; prior to that time, he served as Western Area Manager, Hyundai America from February 1994.

   Bruce Stromstad has been Vice President, Manufacturing Process and Planning since December 1999. Prior to this, he was Vice President, Operations at Silicon Motion from May 1999 to December 1999. He was General Manager of Substrate Manufacturing at Allied Signal from June 1998 to April 1999. From June 1996 to June 1998, he was Vice President, Manufacturing with Cirrus Logic. From 1993 to 1996, he was President at Alphatec. He was employed at Coopers & Lybrand from 1989 to 1993 as a Managing Associate.

   Marcos Karnezos has been Vice President, Technology since October 1998. From December 1996 to October 1998, he served as Vice President, Technology at Signetics KP. Prior to that, he was Vice President, Technology at ASAT, Ltd. from November 1992 to December 1996. From September 1981 to October 1992 he held various technical positions with Hewlett Packard, most recently as a Department Manager.

   Robert Bowden has been Vice President, Chief Procurement Officer since June 1999. From June 1974 through May 1999 he was with Hewlett Packard, most recently as Director Contract Manufacturing, HP Procurement from 1995 to 1999 and previously held the positions of Director Semiconductor Procurement from 1991 to 1994 and Operations Manager, Secure Products Operation from 1989 to 1991.

   (Peter) Phang Guk Bing was appointed as President, ChipPAC Assembly and Test (Shanghai) Company Ltd. in November 1999. From July 1998 to October 1999, he served as Vice President of Operations at ChipPAC (Shanghai) Company Ltd. From September 1994 to June 1998, he was employed by Silicon Systems Singapore, where he was Director of Manufacturing Support Engineering and, prior to that, Director of Assembly Operations.

   S.N. Lee has been President and Chief Executive Officer, ChipPAC Korea Company, Ltd. since July 1998. Mr. Lee served from October 1996 through June 1998 as Executive Vice President of the Assembly and Test Division of Hyundai Electronics, the predecessor of ChipPAC Korea Company, Ltd. From January 1996 to October 1996, Mr. Lee served as Senior Vice President of the LCD Division of Hyundai Electronics. Prior to this, Mr. Lee served as Senior Vice President of the Assembly and Test Division of Hyundai Electronics from April 1986 through December 1995.

   C.B. Teh joined us in June 2000 as the President, ChipPAC (Malaysia) Bhd.Sdn. upon the consummation of the acquisition of the Malaysian business. He served as the Vice President, Manufacturing of Intersil Technology Sdn. Bhd. from January 1997 to June 2000. Prior to this he was the Director Manufacturing at Intersil Technology from January 1991 to December 1996. From September 1987 to December 1990, he served as Director Manufacturing for General Electronic/Harris Semiconductor in Singapore. From January 1981 to August 1987, he was the Manufacturing Operations Manager for RCA in Kuala Lumpur.

   Edward Conard joined Bain Capital in 1993 as a Managing Director. Prior to joining Bain Capital, Mr. Conard was a director of Wasserstein Perella from 1990 to 1992, where he headed the firm's Transaction Development Group. Previously, Mr. Conard was a Vice President at Bain & Company, where he headed the firm's operations practice and managed major client relationships in the industrial manufacturing and consumer goods industries. Mr. Conard currently serves on the boards of Waters Corporation, Cambridge Industries, Dynamic Details Inc., Medical Specialties Group, Inc., Alliance Commercial Laundry, Inc. and U.S. Synthetics, Inc.

   Michael A. Delaney has been Managing Director of Citicorp Venture Capital Ltd., an investor in the SXI Group LLC, since 1989. Mr. Delaney is also a director of JAC Holdings, Palomar Technologies, Inc., SC Processing, Inc., CLARK Material Handling Inc., MSX International Inc., Delco Remy International, Inc., Fabri-Steel Products Inc., Trianon Industries Corporation, Strategic Industries Inc., Hoover Corporation and Great Lakes Dredge & Dock Corporation.

   David Dominik is founder and managing director of CCG, Inc. and a special limited partner of Bain Capital. From 1990 to March 2000, Mr. Dominik was a Managing Director of Bain Capital. Mr. Dominik serves on the board of directors of Therma-Wave, Inc., Dynamic Details, Incorporated, OneSource Information Services, Inc. and Integrated Circuit Systems, Inc.

   Marshall Haines joined Bain Capital in 1993 and has been an Associate since 1995. Prior to joining Bain Capital, Mr. Haines was a management consultant with The LEK Partnership. Mr. Haines currently serves on the board of directors of TravelCLICK, Incorporated.

   Joseph Martin has been Executive Vice President and Chief Financial Officer of Fairchild Semiconductor Corp. since 1997, prior to which time he was Vice President of Finance, Worldwide Operations for National Semiconductor Corp. since 1989. Mr. Martin is also a director of Fairchild Semiconductor Corp.

   Chong Sup Park joined Hyundai Electronics in 1983 and served as President and Chief Executive Officer of Hyundai Electronics America from October 1996 to March 2000. Mr. Park has served as Chairman of Hyundai Electronics America since November 1999 and was named President and Chief Executive Officer, Hyundai Electronic Industries Company, Limited, in March 2000. From February 1995 to October 1996, he served as President and Chief Executive Officer of Maxtor Corporation and has served as Chairman of Maxtor Corporation since February 1995. Mr. Park is also a director of Dot Hill Systems Corporation and Viador, Inc.

   Paul C. Schorr, IV has been Managing Director, Equity Investments for Citicorp Venture Capital Ltd., an investor in the SXI Group LLC, since January 2000. Mr. Schorr served as Vice President from 1996 through 1999. Prior to that, Mr. Schorr was an Engagement Manager in Management Consulting at McKinsey & Company. Mr. Schorr serves on the board of directors of KEMET Corporation, Sybron Chemicals and Fairchild Semiconductor Corp.

Compensation of Directors

   We reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in this capacity. In addition, we pay the independent members of our board of directors, who are currently Messrs. Dominik, Martin and Park, the following for their services as directors:

  .  $10,000 annual retainer fee;

  . $2,500 for in-person attendance at each regularly-scheduled board meeting; and

  . $1,250 for telephonic participation at each regularly-scheduled board meeting.

   We have also entered into an agreement with each of Messrs. Martin and Park for the grant of stock options to purchase shares of our Class A common stock. The options granted under to these agreements will begin vesting in August 2000. We intend to enter into a similar agreement with Mr. Dominik.

   After the closing of the offering, employees of our company serving on the board of directors will not be entitled to receive any compensation for serving on the board. Following this offering, directors who are not employees of our company or who are not otherwise affiliated with us or our principal stockholders may receive compensation that is commensurate with arrangements offered to directors of companies that are similar to our company. Compensation arrangements for independent directors established by our board could be in the form of cash payment and/or option grants.

Executive Compensation

                           Summary Compensation Table

   The following table provides, for the year ended December 31, 1999, the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers whose total annual salary and bonus was in excess of $100,000 for fiscal year 1999. For ease of reference, we refer to each of these executive officers throughout this section as a Named Executive Officer and collectively as the Named Executive Officers.

                                 Annual Compensation                Long-Term Compensation(2)
                         ------------------------------------   --------------------------------------------
                                                                                                 Securities
                                                 Other Annual   Restricted      Restricted       Underlying   All Other
        Name and                                 Compensation     Stock           Stock         Options/SARS Compensation
   Principal Position      Salary       Bonus        (1)        Awards ($)      Awards (#)          (#)          (3)
   ------------------    ----------- ----------- ------------   ----------      ----------      ------------ ------------
Dennis P. McKenna....... $376,480.40 $277,520.90  $      --      $66,660(5)(6)   228,593(5)(6)    259,072     $46,741.54
 President and Chief
 Executive Officer,
 ChipPAC, Inc.

Tony Lin................  183,420.36  105,085.64         --       16,665(5)(6)    57,148(5)(6)     57,148      20,884.12
 Vice President,
 Manufacturing
 Finance, ChipPAC, Inc.

Gregory S. Bronzovic....  190,040.28   70,710.46         --       11,110(5)(6)    38,099(5)(6)     38,099      10,972.94
 Vice President,
 Worldwide Sales,
 ChipPAC, Inc.

Marcos Karnezos.........  186,252.05   55,985.32         --       11,110(5)(6)    38,099(5)(6)     38,099       7,803.10
 Vice President,
 Technology,
 ChipPAC, Inc.

Peter Phang.............  155,533.46   26,240.19   80,800.00(4)   11,110(5)(6)    38,099(5)(6)     38,099       3,150.00
 Managing Director
 and President
 ChipPAC Shanghai

---------------------
(1) Excludes perquisites and other personal benefits or property aggregating less than the lesser of either: (i) $50,000 or (ii) 10% of the total annual salary and bonus reported for the applicable Named Executive Officer.

(2) At the closing of the recapitalization on August 5, 1999, all options held by the Named Executive Officers were canceled in the case of unexercised options, or converted into the right to receive cash, in the case of vested options. Please see "Other Compensation" for more information about cash payments made to our Named Executive Officers in return for their vested options. A new ChipPAC, Inc. 1999 Stock Purchase and Option Plan was adopted as of August 5, 1999 and these options were granted under that plan, none of which have been exercised as of the date of this prospectus.

(3) Includes amounts contributed (a) under our 401(k) plan for 1999 as follow:
    Mr. McKenna--$4,325; Mr. Lin--$3,787; Mr. Karnezos--$2,137; and Mr.
    Bronzovic--$2,026, (b) for premiums for a life insurance policy as follow:
    Mr. McKenna--$1,917; Mr. Lin--$1,347; Mr. Karnezos--$2,291; and
    Mr. Bronzovic--$509 and (c) for cancellation of vested stock options from the 1997 ChipPAC Stock Option Plan as follow: Mr. McKenna--$40,500; Mr. Lin--$15,570; Mr. Karnezos--$3,375; Mr. Bronzovic-- $8,438; and Mr. Phang-- $3,150.

(4) Represents an overseas allowance of $15,300 and a housing allowance of $65,500 for Mr. Phang.

(5) Represents shares of Class A common stock with a fair value of $0.2916 per share as determined by the board of directors based upon a good faith estimate on the conversion described in the following note. Each of the Named Executive Officers purchased these shares at a purchase price of $0.2916 per share on the conversion described in the following note. Twenty percent of the stock vests at the end of the first year, an additional twenty percent vests at the end of the second year, an additional thirty percent vests at the end of the third year and the remaining thirty percent vests at the end of the fourth year.

(6) These shares previously represented options for Class A common stock which were converted into restricted shares of the Class A common stock upon notification of the intention to convert from the Named Executive Officers during the year ended December 31, 1999.

                       Option Grants in Last Fiscal Year

                               Individual Grants

   The following table sets forth the option grants during the year ended December 31, 1999 for the Named Executive Officers.

                                                                                 Potential
                                                                                Realizable
                                                                             Value at Assumed
                                                                              Annual Rate of
                                                                                   Stock
                         Number of    % of Total                            Price Appreciation
                         Securities    Options     Exercise                         for
                         Underlying   Granted to    or Base                   Option Term(3)
                          Options    Employees in    Price     Expiration   -------------------
          Name           Granted(1) Fiscal Year(2) ($/Share)      Date       5%($)     10%($)
          ----           ---------- -------------- --------- -------------- -------- ----------
Dennis P. McKenna.......  259,072        19.5%       $5.51   August 4, 2009 $898,062 $2,275,863

Tony Lin................   57,148         4.3         5.51   August 4, 2009  198,102    502,029

Gregory S. Bronzovic....   38,099         2.9         5.51   August 4, 2009  132,068    334,686

Marcos Karnezos.........   38,099         2.9         5.51   August 4, 2009  132,068    334,686

Peter Phang.............   38,099         2.9         5.51   August 4, 2009  132,068    334,686

---------------------
(1) These options for Class A common stock were granted under the ChipPAC, Inc. 1999 Stock Purchase and Option Plan. Twenty percent of the options vests at the end of the first year, an additional twenty percent vests at the end of the second year, an additional thirty percent vests at the end of the third year and the remaining thirty percent vests at the end of the fourth year.

(2) For purposes of calculating this percentage, options for Class A common stock which were converted into restricted shares of the Class A common stock were not counted as options granted to employees during the year ended December 31, 1999.

(3) Amounts reflect assumed rates of appreciation set forth in the executive compensation disclosures rules of the SEC. Actual gains, if any, on stock option exercises depend on future performance of our stock and overall market conditions.

                         Fiscal Year End Option Values

   The following table contains information regarding unexercised options held by the Named Executive Officers as of December 31, 1999. The value of "in-the-money" options represents the difference between the exercise price of an option and the fair market value of our common stock as of December 31, 1999. No options were exercised by the Named Executive Officers during the year ended December 31, 1999.

                                                                      Value
                                                                 of Unexercised
                                           Number of Securities   In-the-Money
                                          Underlying Unexercised   Options at
                                            Options at Fiscal    Fiscal Year-End
                                              Year-End(#)(1)         ($)(2)
                                          ---------------------- ---------------
                                               Exercisable/       Exercisable/
   Name                                       Unexercisable       Unexercisable
   ----                                   ---------------------- ---------------
   Dennis P. McKenna.....................       0/259,072             $0/0

   Tony Lin..............................       0/ 57,148              0/0

   Gregory S. Bronzovic..................       0/ 38,099              0/0

   Marcos Karnezos.......................       0/ 38,099              0/0

   Peter Phang...........................       0/ 38,099              0/0

---------------------
(1) At the closing of the recapitalization on August 5, 1999, all options held by the Named Executive Officers were canceled in the case of unexercised options, or converted into the right to receive cash, in the case of vested options. The ChipPAC, Inc. 1999 Stock Purchase and Option Plan was adopted and these options were granted under that plan.

(2) The fair market value of the common stock at December 31, 1999 as determined by the board of directors based upon a good faith estimate was equal to the exercise price of the options.

Employment Agreements

 Mr. McKenna

   Mr. McKenna is employed under an employment agreement with us that provides that Mr. McKenna will serve as our President and Chief Executive Officer. The initial term of the agreement terminates on December 31, 2001 and automatically renews for successive one-year periods unless either party notifies the other of his or our intention not to renew the agreement. Under the agreement, we pay Mr. McKenna a base salary of $400,000 per year, which may be increased if approved by the board of directors, plus a bonus of up to 80% of his base salary upon attainment by us of financial performance targets described in the agreement. The agreement also provides for customary fringe benefits.

   We have agreed to pay Mr. McKenna a bonus equal to twice his base salary plus a portion of his annual bonus if we terminate Mr. McKenna for any reason other than cause, or if Mr. McKenna terminates his employment for good reason. If Mr. McKenna dies before the end of his employment period, we will pay his estate a pro rated portion of the bonus he would have earned in the year of his death.

   The agreement also provides that, should Mr. McKenna continue to serve as President and Chief Executive Officer following a change of our control, the provisions of the employment agreement shall remain in force and effect following the change of control.

 Messrs. Bronzovic, Karnezos, Krakauer, Lin and Phang

   Messrs. Bronzovic, Karnezos, Krakauer, Lin and Phang are employed under letter agreements with us. Messrs. Bronzovic's, Karnezos' and Lin's letter agreements provide that Messrs. Bronzovic, Karnezos and Lin are employees-at-will and that either party has the right to terminate the employment relationship at any time with or without cause.

   Mr. Bronzovic's letter agreement provides that he serves as Vice President, Worldwide Sales. Mr. Bronzovic's current base salary is $201,350. In addition to his base salary, Mr. Bronzovic is eligible to earn an annual bonus targeted at $100,000.

   Mr. Karnezos' letter agreement provides that he serves as Vice President, Technology. Mr. Karnezos' current base salary is $198,132. In addition to his base salary, Mr. Karnezos is eligible to earn an annual bonus targeted at 30% of his base salary based on the attainment of financial performance targets determined by us and personal performance goals.

   Mr. Krakauer's letter agreement provides that he serves as Senior Vice President and Chief Financial Officer. Mr. Krakauer's current base salary is $235,000. In addition to his base salary, Mr. Krakauer is eligible to earn an annual bonus targeted at $117,500. For 2000 only, he will receive a minimum bonus of $82,250. In the event of termination by us for reasons other than cause, he is eligible to receive eight months of severance. This severance amount may be reduced by any other employment compensation he receives from another company during that eight month period.

   Mr. Lin's letter agreement provides that he serves as Vice President, Manufacturing Finance. Mr. Lin's current base salary is $185,229. In addition to his base salary, Mr. Lin is eligible to earn an annual bonus targeted at 30% of his base salary based on the attainment of financial performance targets determined by us and personal performance goals.

   Mr. Phang's letter agreement provides that he serves as President, ChipPAC Assembly and Test (Shanghai) Company Ltd. Mr. Phang's current base salary is $175,000. In addition to his base salary, Mr. Phang is eligible to receive an annual bonus targeted at $52,500. Mr. Phang also receives a monthly housing allowance of $7,500 and an overseas allowance of $17,500, which is payable upon completion of each 12 months of his assignment. Mr. Phang's assignment is for four years and renewable by mutual agreement. Mr. Phang's assignment may be terminated by either party with three months written notice if Mr. Phang voluntarily terminates or six months written notice if we terminate his employment for reasons other than cause. If we terminate his employment for reasons other than cause, we will pay for Mr. Phang's relocation back to Singapore, and any unvested options held by Mr. Phang would immediately vest upon this termination.

   Messrs. Bronzovic's, Karnezos', Krakauer's, Lin's and Phang's letter agreements provide for perquisites, including automobile allowances, and customary personal benefits.

Other Compensation

   Following our 1999 recapitalization, we paid cash to the Named Executive Officers in return for the vested options held by each of these officers. The amounts of those cash payments were $8,438, $3,375, $15,750, $40,500 and $3,150 in the case of Messrs. Bronzovic, Karnezos, Lin, McKenna and Phang, respectively.

   Messrs. McKenna and Lin also received special bonuses of $100,000 and $50,000, respectively, in connection with the closing of our 1999 recapitalization.

Option Grants

   Under the recapitalization agreement, each option to purchase our common stock that was outstanding prior to our recapitalization was, in the case of unvested options, canceled, and in the case of vested options, converted into the right to receive cash from us immediately prior to the recapitalization.

 1999 Stock Purchase and Option Plan

   Our board of directors has adopted the 1999 Stock Purchase and Option Plan, or the 1999 Stock Plan, which authorizes the granting of stock options and the sale of Class A common stock or Class L common stock to current or future employees, directors, consultants or advisors of us or our subsidiaries. Under the 1999 Stock Plan, a committee of the board of directors is authorized to sell or otherwise issue Class A common stock or Class L common stock at any time prior to the termination of the 1999 Stock Plan in a quantity, at a price and on terms and conditions as established by the committee up to an aggregate of 5,905,310 shares of Class A common stock and 190,494 shares of Class L common stock, including shares of common stock for which options may be granted, which may be adjusted upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of these events. As of March 31, 2000, 2,116,006, 124,202 and 1,272,880 shares of Class A common stock, Class L common stock and options to purchase stock, respectively, were granted under the 1999 Stock Plan as depicted in Management Equity Sales below and in the Principal Stockholders section. As of the date of this prospectus, 193,980 of these shares or options have vested.

 2000 Equity Incentive Plan

   The 2000 Equity Incentive Plan, or the 2000 Plan, is expected to be adopted by our board of directors and approved by our stockholders prior to the completion of this offering. As of the date of this prospectus, no awards have been made under the 2000 Plan. No future grants will be made under the 1999 Stock Plan upon the effectiveness of the 2000 Plan.

   The 2000 Plan provides for the grant of incentive stock options to our employees (including officers and employee directors) and for the grant of nonstatutory stock options to our employees, directors and consultants. A total of (1) 1,142,963 shares of Class A common stock, (2) any shares returned to the 1999 Stock Plan as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of stockholders of ChipPAC commencing in 2001 equal to 1.0% of the outstanding shares of common stock, or a lesser amount as may be determined by the board of directors, will be reserved for issuance under the 2000 Plan.

   The administrator of the 2000 Plan has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability of the option, and the form of consideration payable upon exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Plan, provided that no action may affect any share of Class A common stock previously issued and sold or any option previously granted under the 2000 Plan.

   Options granted under the 2000 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee and only by that optionee. Options granted under the 2000 Plan must generally be exercised within 30 days after the end of an optionee's status as an employee, director or consultant of ChipPAC, or within six months after an optionee's termination by death or disability, but in no event later than the expiration of the option term.

   The exercise price of all incentive stock options granted under the 2000 Plan must be at least equal to the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2000 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of the Class A common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the outstanding capital stock of ChipPAC, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 2000 Plan may not exceed ten years.

   The 2000 Plan provides that in the event of a merger of ChipPAC with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option shall be fully exercisable for a period of fifteen
(15) days from the date of that notice, and the option will terminate upon the expiration of that period.

Employee Stock Purchase Plan

   The 2000 Employee Stock Purchase Plan, or the Stock Purchase Plan, will be adopted by our board of directors and our stockholders prior to the completion of this offering. The Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of Class A common stock through payroll deductions or lump sum cash payments. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of ChipPAC.

   A total of 1,142,963 shares of our Class A common stock will be reserved for issuance under the Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code but also allows for grants of options which do not qualify under Section 423 of the Internal Revenue Code. The Stock Purchase Plan will be implemented through a series of overlapping purchase periods of six months in duration, with new purchase periods (other than the first purchase period) commencing on February 1 and August 1 of each year. The initial purchase period is expected to commence on the date of this offering and end on January 31, 2000. The Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board.

   Our employees, including officers and employee directors, and the employees of any majority-owned subsidiary designated by our board of directors, are eligible to participate in the Stock Purchase Plan if they are employed by us or any designated majority-owned subsidiary for at least 35 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase shares of our Class A common stock through payroll deductions or lump sum cash payments, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our Class A common stock at the beginning or end of each purchase period. In circumstances described in the Stock Purchase Plan, the purchase price may be adjusted during a purchase period to avoid our having to incur adverse accounting charges. Employees may end their participation in the Stock Purchase Plan at any time during the purchase period, and participation in the Stock Purchase Plan ends automatically upon termination of employment with us. Unless terminated earlier by our board of directors, the Stock Purchase Plan will have a term of ten years.

Qualified 401(k) Plan

   We maintain a qualified 401(k) plan. Employees are permitted to contribute up to 15.0% of their annual compensation to our 401(k) plan, not to exceed $10,500 per year. Under the plan, we make matching contributions of up to 50.0% of the first 6.0% of annual deferral per participant, limited by IRS rules. We contributed and expensed $175,000 in 1999, $119,000 in 1998 and $49,000 in
1997.

Pension Plans and Deferred Compensation Plans

   We do not maintain any pension plans or deferred compensation plans other than the 401(k) plan described above. In connection with our recapitalization, members of management may receive deferred compensation arrangements. The terms of these arrangements have not yet been finalized.

Management Equity Sales

   Under the 1999 Stock Plan, we entered into stock purchase agreements, which we refer to as purchase agreements, with many of our senior employees, including Mr. Bronzovic, Mr. Karnezos, Mr. Krakauer, Mr. Lee, Mr. Lin and Mr. McKenna. Under the purchase agreements, these senior-level employees purchased shares of our Class A common stock and Class L common stock. We have loaned these senior-level employees up to 50% of the purchase price of the common stock purchased under these purchase agreements. These loans are represented by promissory notes between the employee and us. Prior to the consummation of this offering, the common stock purchased under the purchase agreements may be repurchased by us upon termination of the employee's employment.

Compensation Committee Interlocks and Insider Participation

   We currently do not have a compensation committee. The compensation arrangements for each of our executive officers were established under the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established in arms-length negotiations between us and each executive officer and approved by our board of directors, except that agreement relating to Mr. McKenna, which was negotiated between representatives of the Equity Investors and Mr. McKenna. Following this offering, any changes in the compensation arrangements of our executive officers will be determined by the compensation committee of our board of directors.

Committees of the Board of Directors

   Upon the closing of this offering, the board of directors will have an audit committee and a compensation committee. The audit committee will report to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Upon the completion of the initial public offering, the audit committee will consist exclusively of directors not otherwise affiliated with us. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our other employees. Upon the completion of the initial public offering, the compensation committee will consist of at least two non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act of 1934).

                             PRINCIPAL STOCKHOLDERS

   The following table provides information with respect to the beneficial ownership of our Class A common stock, as of March 31, 2000 after giving effect to the reclassification as of that date (a) prior to this offering of 10,000,000 shares of our Class A common stock and sales of 2,559,651 shares of our Class A common stock in the concurrent private placements and (b) immediately following this offering and the concurrent private placements, in each case by:

  . each person or group of affiliated persons who is known by us to own beneficially more than 5% of our Class A common stock;

  .  each of our directors;

  .  each of our executive officers; and

  .  all directors and executive officers as a group.

   The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes: (a) shares of Class A common stock that are subject to options held by that person that are currently exercisable within 60 days of March 31, 2000 and (b) shares of Class A common stock that are subject to repurchase but vest within 60 days of March 31, 2000. These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. These shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

   The column entitled "Percentage After the Offering" assumes no exercise of the underwriters' over-allotment option.

   Except as otherwise noted and subject to community property laws, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock owned by them. Unless otherwise provided herein, the street address of each director and executive officer is 3151 Coronado Drive, Santa Clara, California 95054.

                                                     Shares Beneficially Owned
                                                   -----------------------------
                                                                Percentage of
                                                              Shares Outstanding
                                                              ------------------
                                                     Number   Prior to After the
Name and Address                                   of Shares  Offering Offering
----------------                                   ---------- -------- ---------
Principal Stockholders:
Bain Capital Funds(1)............................. 21,424,260   42.4     31.8
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts 02116

SXI Group LLC(2).................................. 21,165,561   41.9     31.4
 c/o Citicorp Venture Capital, Ltd.
 399 Park Avenue
 New York, NY 10043

Hyundai Electronics America.......................  4,703,459    9.3      6.8
 3101 North First Street
 San Jose, California 95134

                                                   Shares Beneficially Owned
                                                 -----------------------------
                                                              Percentage of
                                                            Shares Outstanding
                                                            ------------------
                                                   Number   Prior to After the
Name and Address                                 of Shares  Offering Offering
----------------                                 ---------- -------- ---------
Directors and Executive Officers:
Dennis P. McKenna...............................    233,452      *        *
Robert Krakauer.................................    186,413      *        *
Gregory S. Bronzovic............................     37,354      *        *
Bruce Stromstad.................................     46,605      *        *
Marcos Karnezos.................................     46,692      *        *
Robert Bowden...................................     58,365      *        *
(Peter) Phang Guk Bing..........................     11,609      *        *
S.N. Lee........................................    116,727      *        *
C.B. Teh........................................        --     --       --
Edward Conard(3)................................        --     --       --
Michael A. Delaney(4)........................... 21,165,561   41.9     31.4
David Dominik(5)................................        --     --       --
Marshall Haines(6)..............................        --     --       --
Joseph Martin(7)................................ 21,165,561   41.9     31.4
Chong Sup Park..................................        --     --       --
Paul C. Schorr, IV(8)........................... 21,165,561   41.9     31.4
All directors and executive officers as a group
 (16 persons)................................... 21,902,778   43.3     31.7

---------------------
 * Less than one percent.

(1) Includes: (a) 16,473,056 shares of Class A common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is Bain Capital Investors VI, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (b) 2,210,867 shares of Class A common stock owned by BCIP Associates II, whose managing partner is Bain Capital, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (c) 402,015 shares of Class A common stock owned by BCIP Associates II-B, whose managing partner is Bain Capital, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (d) 760,170 shares of Class A common stock owned by BCIP Trust Associates II, L.P., whose general partner is Bain Capital, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (e) 197,095 shares of Class A common stock owned by BCIP Trust Associates II-B, whose general partner is Bain Capital, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (f) 855,800 shares of Class A common stock owned by BCIP Associates II-C, whose managing partner is Bain Capital, Inc., a Delaware corporation wholly owned by W. Mitt Romney; (g) 54,910 shares of Class A common stock owned by PEP Investments Pty, Ltd., whose controlling persons are Timothy J. Sims, Richard J. Gardell, Simon D. Pillar and Paul
    J. McCullagh; and (h) 470,347 shares of Class A common stock by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose managing member is Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation wholly owned by W. Mitt Romney.

(2) SXI Group LLC distributed its shares of our stock to its members on August 4, 2000. Citicorp Venture Capital Ltd. and its affiliates, which had an interest in SXI Group LLC, received an aggregate of 20,505,792 shares of our Class A common stock in that distribution. These shares represented 40.8% prior to the offering and 30.5% after the offering. No other member became a 5% or greater holder of our Class A common stock as a result of that distribution.

(3) Mr. Conard is a limited partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. In addition, Mr. Conard is a general partner of BCIP Associates II and BCIP Trust Associates II, L.P. In such capacities, Mr. Conard has a pecuniary interest in certain of the shares held by the Bain Capital Funds. Mr. Conard's address is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

(4) Mr. Delaney is an investor in SXI Group LLC, a member of its Board of Representatives and a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Delaney may be deemed to beneficially own all shares held by SXI Group LLC. Mr. Delaney disclaims beneficial ownership of all shares held by SXI Group LLC, except those shares reported for Mr. Delaney. SXI Group LLC distributed its shares of our stock to its members on August 4, 2000. Mr. Delaney received 209,480 shares of our Class A common stock in that distribution. Mr. Delaney's address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

(5) Mr. Dominik is a special limited partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. In addition, Mr. Dominik is a general partner of BCIP Associates II and BCIP Trust Associates II, L.P. In such capacities, Mr. Dominik has a pecuniary interest in certain shares held by the Bain Capital Funds. Mr. Dominik's address is c/o Convergence Capital Group, One Embarcadero, Suite 3300, San Francisco, California 94111.

(6) Mr. Haines is a general partner of BCIP Associates II-B, and BCIP Trust Associates II-B and in such capacity has a pecuniary interest in certain shares held by these funds. Mr. Haines' address is c/o Bain Capital, Inc., One Embarcadero, Suite 2260, San Francisco, California 94111.

(7) Mr. Martin is an investor in SXI Group LLC and, accordingly, may be deemed to beneficially own all shares held by SXI Group LLC. Mr. Martin disclaims beneficial ownership of all shares held by SXI Group LLC, except those shares reported for Mr. Martin. SXI Group LLC distributed its shares of our stock to its members on August 4, 2000. Mr. Martin and his children received 46,551 shares of our Class A common stock in that distribution. Mr. Martin's address is c/o Fairchild Semiconductor Corporation, 333 Western Avenue, South Portland, Maine 04106.

(8) Mr. Schorr is an investor in SXI Group LLC, a member of its Board of Representatives and a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Schorr may be deemed to beneficially own all shares held by SXI Group LLC. Mr. Schorr disclaims beneficial ownership of all shares held by SXI Group LLC, except those shares reported for Mr. Schorr. SXI Group LLC distributed its shares of our stock to its members on August 4, 2000. An affiliate of Mr. Schorr received 46,551 shares of our Class A common stock in that distribution. Mr. Schorr's address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

                           QUALCOMM PRIVATE PLACEMENT

   On July 13, 2000, we entered into an agreement with Qualcomm, in which Qualcomm agreed to purchase from us a number of shares of our Class A common stock equal to $25.0 million divided by a purchase price per share equal to 95% of the initial public offering price in this offering in a private placement that will occur concurrently with the closing of this offering. Based on the initial public offering price of $12.00, Qualcomm will purchase 2,192,983 shares of Class A common stock in the concurrent private placement.

   The agreement provides that Qualcomm will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A common stock acquired in the private placement without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   Qualcomm has also agreed to enter into a three-year supply agreement which automatically renews every year after the initial term unless either party provides 90 day written notice to the other party of its intent to terminate the agreement. Under the supply agreement, ChipPAC will provide packaging and test services for integrated circuit devices for Qualcomm.

   In addition, after an offering of our stock to the public and before the seventh anniversary of the closing of the concurrent private placement, the holders of a majority of the registrable securities held by Qualcomm may require us to register under the Securities Act of 1933 all those shares under one "long form" or "short form" registration at our expense.

               SIGNIFICANT RELATIONSHIPS AND RELATED TRANSACTIONS

   Because this is a summary, it does not contain all of the information that may be important to you. You should read the complete document before making an investment decision. These documents have been filed as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

Malaysian Business

   On June 30, 2000, we consummated the acquisition of the Malaysian business.

   The acquisition of the Malaysian business involved the acquisition of all equity interests in the Malaysian business along with related intellectual property, in exchange for $52.5 million in cash and newly authorized shares of our Class C preferred stock having an aggregate liquidation preference of $17.5 million. In addition, during the period from June 1, 2000 to June 30, 2003, Intersil will be entitled to receive additional contingent incentive payments based upon the achievement of milestones relating to the transfer of business currently subcontracted by Intersil to a third party. In the event that Intersil were to achieve all the milestones, we would pay Intersil an additional sum of approximately $17.9 million in the aggregate.

   In connection with the acquisition, we entered into a five-year supply agreement with Intersil under which we will supply Intersil and each of its current and future affiliates with their packaging and test services requirements.

   In addition, Intersil assigned to us patents, copyrights and technical information used exclusively in or associated exclusively with the Malaysian business. Furthermore, Intersil granted us a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyrights and technical information which is also used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we will provide packaging and test services under the supply agreement with Intersil are licensed to us only for use in providing those services.

   We also entered into a long term joint services agreement with Intersil in connection with the acquisition of the Malaysian business under which each party is required to assist the other in a smooth transition of each party's operations following the acquisition. Intersil is an affiliate of SXI Group LLC.

The Reclassification

   Upon the effectiveness of the registration statement of which this prospectus is a part, we effected the reclassification of our capital stock. The reclassification was effected pursuant to a merger whereby ChipPAC California was merged with and into ChipPAC Delaware, the newly formed, wholly owned subsidiary of ChipPAC California that was incorporated under the laws of the state of Delaware and that issued the Class A common stock in this offering. The merger had the effect of reincorporating our company under the laws of the state of Delaware. In connection with the merger:

  . each share of Class A common stock of ChipPAC California became one share of Class A common stock of ChipPAC Delaware;

  . each share of Class B common stock of ChipPAC California became one share of Class B common stock of ChipPAC Delaware;

  . each share of Class L common stock of ChipPAC California became one share of Class A common stock of ChipPAC Delaware, plus an additional number of shares of Class A common stock of ChipPAC Delaware, rounded to the nearest whole share, determined by dividing the Preference Amount by the value of a share of Class A common stock of ChipPAC Delaware based on the initial public offering price;

  . each share of Class A convertible preferred stock of ChipPAC California became one share of Class A convertible preferred stock of ChipPAC Delaware;

  . each share of Class B preferred stock of ChipPAC California became one share of Class B preferred stock of ChipPAC Delaware;

  . each share of Class C preferred stock of ChipPAC California became one share of Class C preferred stock of ChipPAC Delaware; and

  . each outstanding option and warrant for the purchase of Class A common stock of ChipPAC California became an option and warrant for the purchase of Class A common stock of ChipPAC Delaware.

   As a result of the reclassification, stockholders of ChipPAC California became stockholders of ChipPAC Delaware. The reclassification was effected under an agreement and plan of merger between ChipPAC California and ChipPAC Delaware and the certificate of incorporation included within that agreement and plan of merger, each as approved by the requisite vote of our current stockholders. See "The Reclassification."

The Recapitalization

   On March 13, 1999, our company, ChipPAC Merger Corp., Hyundai Electronics and Hyundai Electronics America entered into a recapitalization agreement to consummate the recapitalization. The recapitalization was consummated on August 5, 1999.

   Under the recapitalization agreement, Hyundai Electronics and Hyundai Electronics America agreed to jointly indemnify us against any and all losses resulting from any misrepresentation or breach of warranty made by us in the recapitalization agreement, a claim for which must generally be made no later than 24 months after the closing of the recapitalization. The indemnification obligations of Hyundai Electronics and Hyundai Electronics America under the recapitalization agreement have a $3.85 million minimum aggregate threshold amount and are limited to a maximum aggregate amount payable of no more than $38.5 million; provided, however, that in cases where indemnification obligations are not affected by this payment limitation, if the amount of any indemnification obligation would exceed 50.0% of the total consideration to be paid to Hyundai Electronics and Hyundai Electronics America, then the recapitalization may be rescinded. In addition, Hyundai Electronics and Hyundai Electronics America have jointly agreed to indemnify us for any and all losses and liabilities:

  . that are owed to third parties and are in the nature of "successor liability" or which are caused by the pre-closing conduct of Hyundai Electronics or its affiliates; and

  . that (a) we may incur within ten years of the recapitalization and (b) which relate to patent infringement claims brought by specified third parties; in this case the indemnification obligations are limited to $5.0 million.

   In addition, we will indemnify Hyundai Electronics and Hyundai Electronics America against any and all losses arising out of a breach of any of ChipPAC Merger Corp.'s representations or warranties, covenants or agreements described in the recapitalization agreement, with limitations.

   Hyundai Electronics and Hyundai Electronics America have also agreed for a period of four years after the closing of the recapitalization not to provide semiconductor packaging or test services to any person or any entity anywhere in the world, except for fabricated products for their respective semiconductor units. Hyundai Electronics and Hyundai Electronics America have also agreed for a period of two years after the closing of the recapitalization not to offer employment to or hire any of our current or former employees, other than any employee that was terminated by us on or prior to December 1, 1998.

   As part of the transfer of control in the recapitalization, Hyundai Electronics, Hyundai Electronics America and/or their affiliates, entered into or amended a number of ancillary agreements with us and our operating subsidiaries, including:

  . utility and service agreements with ChipPAC Korea to provide it with utility service at its Ichon and Chungju, Korea facilities;

  . an information technology services agreement relating to maintenance and support of our computer hardware and software; and

  . a lease for our Ichon and Chungju, Korea facilities and a sublease for our Santa Clara, California facility.

   All of these ancillary agreements are on terms we believe are market and customary.

Advisory Agreements

   At the time of our recapitalization, we entered into advisory agreements with the Equity Investors. Under these agreements, the Equity Investors may provide financial, advisory and consulting services to us. In exchange for these services, the Equity Investors will be entitled to receive fees billed at the Equity Investors' customary rates for actual time spent performing these services plus reimbursement for out-of-pocket expenses; provided that, commencing with the three months ended March 31, 2000, the Equity Investors will each be entitled to an annual advisory fee, the amount of which will be limited by our senior credit agreements, for the remaining term of the advisory agreement. For the three months ended March 31, 2000, we paid approximately $0.5 million to the Equity Investors under these agreements. There are no minimum levels of service required to be provided under the advisory agreements. At the time of our recapitalization, the Equity Investors received a one-time fee of 1.0% of the aggregate value of the recapitalization. In addition, the Equity Investors will each receive a fee not to exceed 1.0% of the aggregate value of any acquisition, divestiture or financing transaction of the company in which the Equity Investors are involved, including the acquisition of the Malaysian business. Each advisory agreement will remain in effect for an initial term of ten years, but they may be terminated by the Equity Investors or us upon written notice 90 days prior to the expiration of the initial term or any extension. Each advisory agreement includes customary indemnification provisions in favor of each of the Equity Investors.

Equity Investors Private Placement

   We and the Equity Investors have agreed to terminate the advisory agreements upon the closing of this offering in exchange for a one-time aggregate payment of $8.0 million consisting of a $3.6 million cash payment and the issuance of $4.4 million of our Class A common stock at a price per share equal to the initial public offering price in this offering in a private placement that will occur concurrently with the closing of this offering. Based on the initial public offering price of $12.00, the Equity Investors will be issued an aggregate of 366,668 shares of our Class A common stock in this concurrent private placement.

   The Equity Investors have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A common stock acquired in the private placement without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Stockholders Agreement

   At the time of our recapitalization, our company, each of the Equity Investors and all of the other non-management equity holders, including Hyundai Electronics America and Intel, entered into a stockholders agreement that provides for restrictions on the transfer of shares and specified preemptive rights. Also under the stockholders agreement, our board of directors will be comprised of

  .  our chief executive officer,

  .  three representatives designated by Bain Capital,

  .  three representatives designated by SXI Group LLC and

  .  one representative designated by Hyundai Electronics America.

   All of the provisions of the stockholders agreement described above will terminate upon the consummation of this offering.

Registration Agreement

   Our company, the Equity Investors and their designees, Hyundai Electronics America, Intel and Intersil have entered into a registration agreement which provides for "demand" registration rights to cause us to register under the Securities Act of 1933 all or part of the shares of our stock held by them, as well as "piggyback" registration rights. Specifically, the registration agreement provides that:

  . the holders of a majority of our registrable securities may require us, at our expense, to register any or all of the stock held by them on a "long-form" registration statement or, if available, a "short-form" registration statement;

  .  after an offering of our stock to the public, with specified exceptions,
     (a) at any time, the holders of a majority of the registrable securities held by Hyundai Electronics or Hyundai America may require one "long form" or "short form" registration at our expense and (b) before August 5, 2006, the holders of a majority of the registrable securities held by Intel may also require one "long form" or "short form" registration at our expense; and

  . all holders of registrable securities may request that their eligible stock be included whenever we register any of our securities under the Securities Act of 1933, with specified exceptions.

   We have agreed to indemnify all holders of registered securities against specified liabilities, including liabilities under the Securities Act of 1933.

Transition Services Agreement

   We entered into a transition services agreement with affiliates of Hyundai Electronics under which these affiliates will continue to provide administrative and other services to us for amounts to be determined depending upon the type and number of services performed. Services to be provided by these affiliates under the transition services agreement include:

  .  purchasing assistance;

  .  transit insurance;

  .  water freight services;

  .  uniform and travel services;

  .  office space in Tokyo, Japan;

  .  services of employees located in Tokyo, Japan; and

  .  consulting services.

Patent and Technology License Agreement

   We entered into a patent and technology license agreement with Hyundai Electronics under which we received a non-exclusive license to use intellectual property in connection with our semiconductor packaging activities. Following the expiration of its initial term on December 31, 2003, the patent and technology license agreement may be extended by us from year to year upon payment of a nominal annual license fee. Hyundai Electronics may terminate the patent and technology license agreement prior to December 31, 2003 if we breach the agreement and do not cure within the applicable time period, or in the event of a bankruptcy or similar event, or if a force majeure event prevents performance of the agreement.

Services Agreement

   We entered into a services agreement with Hyundai Electronics for the packaging of Hyundai Electronics' RDRAM chips. Under the services agreement, we must procure sufficient capital equipment to meet Hyundai's packaging requests. However, if this equipment is not utilized, Hyundai is required to reimburse us for the cost of underutilization of the equipment. The initial term of the agreement expires on June 30, 2002, but may be terminated for cause.

Intel Materials Agreement

   On August 5, 1999, ChipPAC Limited and Intel entered into the Intel Materials Agreement under which Intel will outsource to ChipPAC Limited a portion of its semiconductor packaging needs. In return, we will provide Intel with rebates based upon the dollar volume of packaging services outsourced to us. Rebates are deducted from revenue and accrued as current liabilities when the sale is made. The rebate percentage applied in computing the accrual is based on projected total sales and the relevant rebate percentages for the periods stated in the agreement. The Intel Materials Agreement covers semiconductor packaging services for which Intel has an ongoing purchasing requirement and for which we are a qualified source and where costs, yields and quality are equal to that of the same services provided by other semiconductor packaging companies.

   The Intel Materials Agreement also provides that Intel will not enter into other agreements for packaging services that contain provisions relating to competitive pricing and volume guarantees similar to those contained in the Intel Materials Agreement. This restriction only applies to agreements with semiconductor packaging companies that (a) are qualified to provide packaging services to Intel and (b) provide the same type of packaging services provided by us.

   The Intel Materials Agreement also obligates us to first offer to Intel rights to license from us intellectual property related to new packaging services technology developed by us. Following the expiration of its initial term on December 31, 2001, the Intel Materials Agreement may be extended upon the mutual consent of ChipPAC Limited and Intel.

Intel Stock Purchase Agreement

   Immediately following our recapitalization, we entered into the stock purchase agreement with Intel. Under this agreement, we issued to Intel (a) the Intel Preferred Stock, which has an initial aggregate liquidation preference of $10.0 million, and (b) the Intel Warrant, which entitles Intel to purchase $5.0 million of our Class B common stock at a 20.0% discount to the initial public offering price when and if we complete an initial public offering of our common stock. The ability of the warrant holder to exercise the warrant is conditioned entirely upon our completing an initial public offering of our common stock. Accordingly, we have valued the Intel Warrant at $1.25 million and this amount has been recorded as equity. The Intel Preferred Stock has been recorded net of this amount and is being accreted to redemption value over the period to August 1, 2001, the first date at which the Intel Preferred Stock becomes redeemable. See "Description of Financing Arrangements--Intel Preferred Stock; Intel Warrant."

Senior Subordinated Notes and Senior Credit Facilities

   Sankaty High Yield Asset Partners, L.P., an affiliate of Bain Capital, Inc., will receive a portion of the net proceeds of this offering from the redemption and repurchase of the senior subordinated notes and from the repayment of some of our indebtedness under our senior credit facilities.

Loans to Executive Officers

   In August 2000, we made unsecured loans to Messrs. McKenna and Krakauer in the principal amounts of $1,250,000 and $250,000, respectively. The loans are payable upon termination of employment with the company or in the event of the bankruptcy or insolvency of the payee. Each loan accrues interest at the rate of 8.0% per annum, provided that no interest accrues during the first year of the loan.

Interests of Experts

   Randolph Street Partners owns 209,485 shares of Class A common stock acquired in our recapitalization. In connection therewith, Randolph Street Partners entered into the stockholders agreement and is considered part of the Bain Group under the stockholders agreement and the registration agreement. Some partners of Kirkland & Ellis are partners in Randolph Street Partners. Kirkland & Ellis has provided legal services to us, including services in connection with this offering, and to Bain Capital from time to time and may continue to do so in the future.

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

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   Following the reclassification and upon completion of this offering and the concurrent private placements, the total amount of our authorized capital stock will consist of 250,000,000 shares of Class A common stock, 250,000,000 shares of Class B common stock, 10,000 shares of Class A convertible preferred stock, 105,000 shares of Class B preferred stock, 17,500 shares of Class C preferred stock and 9,867,500 shares of undesignated preferred stock. After giving effect to this offering and the concurrent private placements and the application of the net proceeds from this offering and the Qualcomm private placement, we will have 67,131,718 shares of Class A common stock and no shares of Class B common stock or of any series of preferred stock outstanding. As of March 31, 2000, we had 43 stockholders of record with respect to our common stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

   The certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors.

Class A Common Stock

   Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available therefor at that time and in amounts as the board of directors may from time to time determine. See "Dividend Policy." Holders of Class A common stock have no preemptive or subscription rights to purchase any of our securities. A holder of Class A common stock will, at its option, be able to convert its shares of Class A common stock into shares of Class B common stock on a share-for-share basis at any time. Upon liquidation, dissolution or winding up of ChipPAC, the holders of Class A common stock are entitled to receive pro rata, together with holders of our Class B common stock, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of Class A common stock and the holders of Class A convertible preferred stock vote together as a single class on all matters submitted to a vote of stockholders.

   Our Class A common stock has been approved for listing and will be included on the Nasdaq National Market under the symbol "CHPC."

Class B Common Stock

   In connection with the reclassification, we authorized shares of a new class of Class B common stock. The holders of Class B common stock are entitled to the same rights, privileges, benefits and notices as the holders of Class A common stock, except that the holders of Class B common stock are:

  .  not entitled to vote, except as required by law; and

  . able to convert their shares into Class A common stock on a share-for-share basis at any time.


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

Class A Convertible Preferred Stock

   The Class A convertible preferred stock has a liquidation preference of $1,000 per share, plus all accreted and unpaid dividends. Dividends on the Class A convertible preferred stock accrete at a rate of 10.0% per annum. The Class A convertible preferred stock is convertible by the holders thereof at any time into shares of Class A common stock and, moreover, automatically converts into shares of Class A common stock upon consummation of an initial public offering, including this offering, in which gross proceeds to ChipPAC exceed $50.0 million. At any time after August 1, 2005, we have the right to redeem all or any portion of any outstanding Class A convertible preferred stock. Each share of Class A convertible preferred stock has that number of votes equal to the number of shares of Class A common stock then issuable upon the conversion of that share of Class A convertible preferred stock. Except as otherwise required by law or as provided in the following sentence, the holders of Class A convertible preferred stock and the holders of Class A common stock vote together as a single class on all matters submitted to a vote of stockholders. The prior written consent of the holders of at least 66 2/3% of the outstanding Class A convertible preferred stock is required to change the terms of the Class A convertible preferred stock or to authorize, create or issue any new shares of stock or reclassify any outstanding shares of capital stock into shares having superior rights to those of the Class A convertible preferred stock. All of the shares of Class A convertible preferred stock are held by Intel.

Class B Preferred Stock

   The Class B preferred stock has a liquidation preference of $1,000 per share, plus all accreted and unpaid dividends. Dividends on the Class B preferred stock accrete at a rate of 12.5% per annum. The Class B preferred stock has a scheduled redemption date of August 5, 2010 and is otherwise redeemable by us at any time in our sole discretion. Except as required by law, the Class B preferred stock does not entitle the holder of the stock to vote on matters submitted to a vote of stockholders. The terms of the Class B preferred stock cannot be altered or changed without the prior written consent of the holders of a majority of the Class B preferred stock outstanding at the time that action is taken. See "Description of Financing Arrangements--Hyundai Preferred Stock." All of the shares of Class B preferred stock are held by Hyundai Electronics America.

Class C Preferred Stock

   The Class C preferred stock has an aggregate liquidation preference of $17.5 million, plus all accreted and unpaid dividends. Dividends on the Class C preferred stock accrete at a rate of 5.0% per annum. The Class C preferred stock automatically converts into shares of Class A common stock upon consummation of this offering. Fifty percent of these shares convert at the initial public offering price and the remaining 50% of these shares convert at 90% of the initial public offering price. Except as required by law, the Class C preferred stock does not entitle the holder of the stock to vote on matters submitted to a vote of stockholders. The prior written consent of the holders of at least 66 2/3% of the outstanding Class C preferred stock is required to change the terms of the Class C preferred stock or to authorize, create or issue any new shares of stock or reclassify any outstanding shares of capital stock into shares having superior rights to those of the Class C preferred stock. All of the shares of Class C preferred stock are held by Intersil.

Other Preferred Stock

   Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon completion of this offering and after the application of the net proceeds from this offering, there will be no shares of preferred stock outstanding.

Other Provisions of the Certificate of Incorporation and By-laws

   The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of stockholders can only be called through a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

   The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary written notice no later than 60 days and no more than 90 days before the meeting, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of ChipPAC.

   Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless the amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 20% or more of the voting power of our outstanding capital stock, other than the Bain Capital Funds and SXI Group LLC. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any amendments.

Provisions of Delaware Law Governing Business Combinations

   We are not subject to the provisions of Section 203 of the General Corporation Law of Delaware regulating takeovers. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company's stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party or the transaction at issue, before the third party becomes a 15% owner or the third party acquires at least 85% of the company's stock.

Limitations on Liability and Indemnification of Officers and Directors

   The certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Transfer Agent and Registrar

   The transfer agent and registrar for our Class A common stock is Firstar Bank, N.A.

                     DESCRIPTION OF FINANCING ARRANGEMENTS

Senior Credit Facilities

   The senior credit facilities currently provide for three term loans: the term A loan for $70.0 million, the term B loan for $80.0 million and the term C loan for $55.0 million. In addition, the senior credit facilities provide for a capital expenditure line of up to $20.0 million and for revolving loans of up to $50.0 million, including letters of credit. In addition, we have the ability to increase our revolving credit line by $25.0 million without further consent from our existing lenders. Subject to various restrictions, we may use the senior credit facilities in the future for our working capital and general corporate purposes. The different loans under the senior credit facilities are due as follows:

  . the term A loan--$6.5 million during the period from June 30, 2000 through March 31, 2001; $11.5 million during the period June 30, 2001 through March 31, 2002; $12.0 million during the period from June 30, 2002 through March 31, 2003; $14.3 million during the period from June 30, 2003 through March 31, 2004; $20.3 million during the period from June 30, 2004 through March 31, 2005; and the balance due on July 31, 2005;

  . the term B loan--$200,000 on the last business day of March, June, September and December in each year, commencing on the last business day of March 2000, with the balance due on July 31, 2006;

  . the term C loan--$137,500 on the last business day of March, June, September and December in each year, commencing on the last business day of September 2000, with the balance due on July 31, 2007;

  . the capital expenditure line--approximately 15.0%, 22.5%, 25.0% and 37.5% during the periods from September 30, 2001 through June 30, 2002, September 30, 2002 through June 30, 2003, September 30, 2003 through June 30, 2004 and September 30, 2004 through July 31, 2005, respectively; and

  .  the revolving loans will mature on July 31, 2005.

   Also, it is mandatory that we repay any outstanding borrowings under the senior credit facilities out of a portion of net proceeds we receive from types of asset sales, insurance recovery and condemnation events, specified equity issuances, including this offering, and annual excess cash flow. These facilities also contain covenants, which restrict our ability to:

  .  make capital expenditures;

  .  incur liens or engage in sale-leaseback transactions;

  .  transact with affiliates;

  .  incur indebtedness and contingent obligations;

  .  declare dividends or redeem or repurchase capital stock;

  .  prepay, redeem or repurchase indebtedness;

  .  change the business being conducted;

  .  make loans and investments; and

  .  engage in mergers, acquisitions, consolidations and asset sales.

   The senior credit facilities also require that we satisfy customary affirmative covenants and provide customary indemnifications in favor of the senior lenders. These credit facilities contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties in all material respects, covenant defaults, some events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to other indebtedness and a change in control.

Senior Subordinated Notes

   The senior subordinated notes were issued under an indenture, dated as of July 29, 1999, by and between us, one of our subsidiaries and Firstar Bank of Minnesota, National Association, as trustee. The senior subordinated notes are limited in aggregate principal amount to $150.0 million and will mature on August 1, 2009. Interest on the senior subordinated notes accrues at the rate of 12.75% per annum and is payable semiannually in cash on each August 1 and February 1, to the persons who are registered holders of the senior subordinated notes at the close of business on the July 15 and January 15, respectively, immediately preceding the applicable interest payment date. The senior subordinated notes are not entitled to the benefit of any mandatory sinking fund. The senior subordinated notes are general obligations of ours and are subordinated in right of payment to all of our current and future senior debt. The subordinated notes rank pari passu in right of payment with all other senior unsecured obligations of our company. The senior subordinated notes are guaranteed by us and some of our subsidiaries.

   The senior subordinated notes are redeemable, at our option, in whole at any time or in part from time to time, on and after August 1, 2004, upon not less than 30 nor more than 60 days' notice at the following redemption prices, expressed as percentages of the principal amount of the notes, if redeemed during the twelve-month period commencing on August 1 of the years set forth below, plus, in each case, accrued interest to the date of redemption:

       Year                                                           Percentage
       ----                                                           ----------
       2004..........................................................  106.375%
       2005..........................................................  104.250%
       2006..........................................................  102.125%
       2007 and thereafter...........................................  100.000%

   At any time, or from time to time, on or prior to August 1, 2002, we may, at our option, use the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of senior subordinated notes due 2009 originally issued at a redemption price equal to 112.75% of the principal amount plus accrued and unpaid interest on those notes, if any, to the date of the redemption; provided that at least 65% of the aggregate principal amount of senior subordinated notes originally issued remains outstanding immediately after any redemption.

   The indenture provides that, upon the occurrence of specified change of control events, each holder will have the right to require that we purchase all or a portion of the senior subordinated notes, at a purchase price equal to 101% of the principal amount plus accrued interest on those notes to the date of purchase.

   The following events are defined in the indenture as "events of default":

  . the failure to pay interest on any senior subordinated notes and that default continues for a period of 30 days;

  .  the failure to pay the principal on any senior subordinated notes;

  . the failure to comply with the restrictive covenant prohibiting mergers and consolidations with any other person;

  . the failure to comply for 30 days after notice with specified significant covenants;

  . the failure to comply for 60 days after notice with other agreements contained in the indenture;

  . the failure to pay any indebtedness within any applicable grace period after final maturity or the acceleration by the holders of any indebtedness because of a default and the total amount of the indebtedness unpaid or accelerated exceeds $10.0 million;

  . events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries;

  . any judgment or decree for the payment of money in excess of $10.0 million is entered against us or any of our significant subsidiaries, remains outstanding for a period of 60 days following the judgment and is not discharged, waived or stayed within 10 days after notice; and

  . except as permitted by the indenture, any note guarantee cases to be in full force and effect or any of the guarantors denies or disaffirms its obligations under its note guarantee.

   The indenture contains covenants for the benefit of the holders of the senior subordinated notes that, among other things, limit our ability and any of our restricted subsidiaries to:

  .  incur indebtedness;

  .  pay dividends or make other restricted payments;

  . impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our subsidiaries;

  . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets;

  .  enter into transactions with affiliates; or

  .  merge or consolidate with any other person.

Hyundai Preferred Stock

   As part of our recapitalization, we issued to Hyundai Electronics America 70,000 shares of Class B preferred stock, which we refer to as the Hyundai Preferred Stock, which has an initial aggregate liquidation preference of $70.0 million. Dividends on the Hyundai Preferred Stock accrue on a daily basis from August 5, 1999 at a rate of 12.5% per annum. Until February 5, 2005, dividends will not be paid in cash, but will be capitalized as accumulated and unpaid dividends. All dividends accruing on the Hyundai Preferred Stock from and after this period will be paid in cash, semiannually, beginning after February 5, 2005. In the event we fail to pay any dividend when due, the dividend rate on the Hyundai Preferred Stock will immediately increase by 2.5% per annum and the holders of a majority of the outstanding Hyundai Preferred Stock will have the exclusive right to nominate and elect one additional member of our board of directors, in each case until there is no longer any default. The Hyundai Preferred Stock has a scheduled redemption date of August 5, 2010 and is otherwise redeemable by us at any time in our sole discretion. We intend to redeem all of the outstanding shares of Class B preferred stock with the proceeds from this offering. The prior written consent of the holders of a majority of the outstanding Hyundai Preferred Stock is required to amend, modify or waive the terms of the Hyundai Preferred Stock.

   In addition, Hyundai Electronics may receive up to an additional $55.0 million in cash during the four-year period beginning January 1, 1999 if we exceed specified levels of EBITDA as described in the recapitalization agreement. Hyundai Electronics is entitled to receive 33.3% of the amount by which our EBITDA, defined in the recapitalization agreement as net income before interest, taxes, depreciation, amortization, extraordinary items and advisory fees, exceeds $116.5 million, $171.3 million, $198.5 million and $231.8 million, respectively, in each of the first four years following our recapitalization. In the event the final $20.0 million of this $55.0 million in cash is required to be paid to Hyundai Electronics, it shall be paid by the mandatory redemption of an equal amount of Hyundai Preferred Stock. Therefore, since we intend to redeem all outstanding shares of Class B preferred stock, the $55.0 million cash earnout payment will be reduced to a maximum payment of $35.0 million.

Intel Preferred Stock

   Under the Intel Stock Purchase Agreement, we issued 10,000 shares of Class A convertible preferred stock to Intel, which we refer to as the Intel Preferred Stock.

   Dividends on the Intel Preferred Stock accrete on a daily basis from the date of issuance at a rate of 10.0% per annum, payable when and as declared by the board of directors; provided, however, that dividends will be paid prior to the payment of any dividends on any of our capital stock or equity securities, which we refer to as junior securities, other than the Hyundai Preferred Stock. Dividends on each share of Intel Preferred Stock will accrete from the date of issuance of the Intel Preferred Stock to the first to occur of:

  . the date upon which the face value ($1,000 per share) of a share of Intel Preferred Stock plus all accrued but unpaid dividends is paid;

  . the date upon which a share of Intel Preferred Stock is converted into common stock, as described below; or

  .  the date upon which a share of Intel Preferred Stock is acquired by us.

   At any time, and from time to time, holders of the Intel Preferred Stock may convert all or any portion of the Intel Preferred Stock into shares of common stock at an initial conversion price equal to 150.0% of the weighted average price per share of common stock paid by the Equity Investors in connection with our recapitalization, although the purchase price may be adjusted.

   In the event of any liquidation, dissolution or winding up of our company, holders of the Intel Preferred Stock will be entitled to receive, prior to any distribution to the holders of junior securities, an amount equal to the face value of $1,000 per share of the Intel Preferred Stock, plus all accrued and unpaid dividends on the stock. In addition, each of the following will be deemed a liquidation, dissolution or winding up of our company:

  .  any sale by us of all or substantially all of our assets;

  . any consolidation or merger of our company as a result of which holders of our common stock possessing the voting power to elect a majority of the board of directors immediately prior to a consolidation or merger cease to own capital stock of the surviving corporation possessing the voting power to elect a majority of the surviving corporation's board of directors; or

  . any issuance, sale or transfer to any third party of our capital stock as a result of which holders of our outstanding capital stock possessing the voting power to elect a majority of the board of directors immediately prior to that issuance, sale or transfer cease to own capital stock of our company possessing the voting power to elect a majority of the board of directors, each of which we refer to as a Liquidation Event.

   At any time, and from time to time, after August 1, 2005, we have the right to redeem all or any portion of the Intel Preferred Stock then outstanding at a redemption price per share equal to the greater of (a) its fair market value and (b) its face value of $1,000 per share, plus all accrued and unpaid dividends on the stock plus a redemption premium of 10.0%. The premium shall decrease ratably from year to year and shall be zero on or after August 1, 2010. In addition, if we do not complete an underwritten initial public offering of shares of our common stock with gross proceeds in excess of $50.0 million on or prior to August 1, 2001, holders of not less than a majority of the Intel Preferred Stock may require us to redeem all or a portion of the Intel Preferred Stock at a price per share equal to a stock's face value plus all accrued and unpaid dividends on the stock; provided, however, that any redemption will be limited by all restrictions of applicable law and our debt and equity financing arrangements.

   Each share of Intel Preferred Stock has that number of votes equal to the number of shares of voting common stock then issuable upon the conversion of that share of Intel Preferred Stock. Except as required by law or as provided in the following sentence, holders of the Intel Preferred Stock are entitled to vote on all matters submitted to the stockholders for a vote and will vote together with holders of our common stock as a single class. The prior written consent of the holders of at least 66 2/3% of the outstanding Intel Preferred Stock is required for:

  . any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefits of, the Intel Preferred Stock;

  . any action that authorized, created or issued any new shares of any class of stock having preferences superior to the Intel Preferred Stock, other than any issuance of the Hyundai Preferred Stock; or

  . any action that reclassifies any outstanding shares of capital stock into shares having preferences or priority as to dividends or assets senior to the preference of the Intel Preferred Stock.

Intel Warrant

   Under the Intel Stock Purchase Agreement we issued the Intel Warrant to Intel. The Intel Warrant provides that, for 180 days after we have completed our first underwritten public offering, Intel is entitled to purchase $5.0 million of our non-voting common stock at a 20.0% discount to its initial public offering price. This right may expire prior to completion of the 180 day period on the earlier of (a) our sale or (b) August 5, 2009. Intel, at its election, may exercise the Intel Warrant in whole or in part and on one or more occasions. The warrant has been assigned a value of $1.25 million.

   The foregoing summary of the material provisions of our senior credit facility, the indenture, the Hyundai Preferred Stock, the Intel Preferred Stock and the Intel Warrant is qualified in its entirety by reference to all of the provisions of the senior credit facility, the indenture, our certificate of incorporation and the Intel Warrant, respectively, which have been filed as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there was no market for our Class A common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Class A common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

   Upon completion of this offering and the concurrent private placements, we will have 67,131,718 shares of common stock outstanding. In addition, of the 1,748,362 shares of Class A common stock issuable upon the exercise of stock options outstanding, 193,980 will be exercisable immediately after this offering. The 520,833 shares of Class B common stock issuable upon the exercise of the Intel Warrant are currently exercisable. Of the shares outstanding after the offering, 10,000,000 shares of common stock, or 11,500,000 shares if the underwriters' over-allotment is exercised in full, are freely tradeable without restriction under the Securities Act of 1933, except for any shares which may be held or acquired by an "affiliate" of our company, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 54,572,067 shares of common stock held by our existing stockholders upon completion of the offering and the 2,559,651 shares of common stock issued to Qualcomm and the Equity Investors in the concurrent private placements will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act of 1933 or under an exemption from registration under the Securities Act, including among others, the exemptions provided by Rule 144.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale. The holder may only sell those shares through "brokers' transactions" or in transactions directly with a "market maker," as those terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities subject to the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of those restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this prospectus, approximately 4,655,118 shares of our common stock will be eligible for sale in the public market under Rule 144(k).

   Securities issued in reliance on Rule 701, including shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We intend to file registration statements on Form S-8 under the Securities Act of 1933 to register approximately 4,034,287 shares of common stock issuable under our stock plans. These registration statements are expected to be filed within six months of the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the lock-up agreements described below.

Lock-Up Agreements

   Our officers and directors, Intel, Intersil and various other holders of our common stock, who together own substantially all of our common stock, and Qualcomm, in connection with the concurrent private placement, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Registration Agreement

   Our company, the Equity Investors and their designees, Hyundai Electronics America, Intel and Intersil have entered into a registration agreement which provides for "demand" registration rights to cause us to register under the Securities Act of 1933 all or part of the shares of our stock held by them, as well as "piggyback" registration rights. See "Significant Relationships and Related Transactions--Registration Agreement."

   In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act of 1933. Beginning 180 days after the completion of the offering, the holders of an aggregate of 54,391,116 shares of common stock, will have limited rights to require us to register their shares of common stock under the Securities Act of 1933 at our expense.

                   MATERIAL UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-United States Holders of our common stock. A "Non-United States Holder" is any holder that for United Stated federal income tax purposes is not a United States person. For purposes of this discussion, the term "United States person" means: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a partnership that holds our common stock, any partner described in any of (i) through (iv) above is also a United States person.

   This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a Non-United Stated Holder's particular facts and circumstances, including being a U.S. expatriate, the tax consequences for the stockholders or beneficiaries of a Non-United States Holder, special tax rules that may apply to some Non-United States Holders, including banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction," and, further, does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

   We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Dividends

   We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. Should we ever pay a cash dividend, any dividend paid to a Non-United States Holder of common stock generally would be subject to United States withholding tax at the then-effective U.S. withholding tax rate, currently 30% of the gross amount of the dividend, or a lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by that Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base" in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, would be exempt from the withholding tax, provided that Non-United States Holder complies with applicable certification and disclosure requirements. However, any U.S. trade or business income, net of deductions and credits, would be taxed at the same graduated rates that apply to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

   Dividends may be subject to backup withholding at the rate of 31% unless the Non-United States Holder certifies to required information as specified in United States Treasury Regulations applicable to withholding and information reporting. Currently, backup withholding does not apply to dividends paid to a Non-United States Holder at an address outside the United States. However, under final regulations regarding withholding and information reporting, which will generally be effective for payments made after December 31, 2000, payment of dividends to a Non-United States Holder at an address outside of the United States may be subject to backup withholding unless that Non-United States Holder satisfies applicable certification requirements. Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

   Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient's country of residence.

Gain on Disposition of Common Stock

   A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its common stock unless: (i) that gain is U.S. trade or business income, in which case all or a portion of that gain, in the case of a corporate Non-United States Holder, may be subject to the branch profits tax at the rate of 30% or lower treaty rate, if applicable, (ii) the Non-United States Holder is an individual who holds the common stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or
(iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that Non-United States Holder's holding period of its common stock. We have determined that we are not and do not believe that we are likely to become a "United States real property holding corporation" for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a Non-United States Holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or that Holder's holding period generally would not be subject to United Stated federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market.

   The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 31% unless the Non-United States Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, those payments will be subject to information reporting if the broker is: (i) a United States person; (ii) a "controlled foreign corporation" for United States tax purposes; (iii) a foreign person 50% or more of whose gross income for a specified three-year period is effectively connected with a United States trade or business or (iv) with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its taxable year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a United States trade or business, unless the Non-United States Holder establishes an exemption as specified in the current or final United States Treasury Regulations regarding withholding and information reporting, as applicable.

   The final regulations regarding withholding and information reporting unify current certification procedures and forms and clarify reliance standards. Except as noted above with respect to foreign brokers that are partnerships, the final regulations generally do not significantly alter the substantive withholding and information reporting requirements but do alter the procedures for claiming the benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their own tax advisors regarding the effect, if any, of the final regulations on their particular situations.

Estate Tax

   Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual's estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

   The foregoing discussion is a summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by Non-United States Holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income tax consequences of the ownership and disposition of our common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement, dated August 8, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., FleetBoston Robertson Stephens Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of Class A common stock:

                                                                      Number of
   Underwriter                                                          Shares
   -----------                                                        ----------
   Credit Suisse First Boston Corporation............................  4,137,700
   Deutsche Bank Securities Inc......................................  1,214,325
   Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................................................  1,214,325
   FleetBoston Robertson Stephens Inc................................  1,214,325
   Thomas Weisel Partners LLC........................................  1,214,325
   CIBC World Markets Corp...........................................    167,500
   A.G. Edwards & Sons, Inc..........................................    167,500
   E*Offering Corp...................................................    167,500
   Invemed Associates LLC............................................    167,500
   C.L. King & Associates, Inc.......................................    167,500
   Wit SoundView Corporation.........................................    167,500
                                                                      ----------
     Total........................................................... 10,000,000
                                                                      ==========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Class A common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

   The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus, and to selling group members at that price less a concession of $0.44 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                           Per Share              Total
                                      ------------------- ---------------------
                                       Without    With     Without
                                        Over-     Over-     Over-    With Over-
                                      Allotment Allotment Allotment  Allotment
                                      --------- --------- ---------- ----------
Underwriting Discounts and
 Commissions paid by us..............  $  0.72   $  0.72  $7,200,000 $8,280,000
Expenses payable by us...............  $0.2700   $0.2348  $2,700,000 $2,700,000

   The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We intend to use more than 10% of the net proceeds of the sale of our Class A common stock to repay indebtedness under our existing senior credit facilities owed by us to banking affiliates of certain of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8)
of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides that if more than 10% of the net proceeds from the sale of our Class A common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Deutsche Bank Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our Class A common stock is no higher than the price recommended by Deutsche Bank Securities Inc.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   Our officers and directors, Intel, Intersil, various other holders of our common stock and Qualcomm, in connection with its concurrent private placement, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price up to 500,000 shares of Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

   Our Class A common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CHPC."

   Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for the Class A common stock has been negotiated among us and the representatives. Among the principal factors considered in determining the initial public offering price were:

  .  market conditions for initial public offerings;

  .  the history of and prospects for our business;

  .  our past and present operations;

  .  our past and present earnings and current financial position;

  .  an assessment of our management;

  .  the market of securities of companies in businesses similar to ours; and

  .  the general condition of the securities markets.

   There can be no assurance that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

   Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation, is a lender and the administrative agent under our senior credit facilities. An affiliate of Credit Suisse First Boston Corporation owns 465,512 shares of our Class A common stock after giving effect to the reclassification. Deutsche Bank Securities Inc. and FleetBoston Robertson Stephens Inc. are lenders under our senior credit facilities. Bank Boston, N.A., an affiliate of FleetBoston Robertson Stephens Inc., and certain funds associated with Merrill Lynch, Pierce, Fenner & Smith Incorporated are also lenders under our senior credit facilities.

   We are currently in compliance with the terms of our senior credit facility. The decision of Credit Suisse First Boston Corporation to distribute our shares of Class A common stock was made independent of Credit Suisse First Boston, New York branch, and the affiliate of Credit Suisse First Boston Corporation that owns an interest in SXI Group LLC, which affiliates had no involvement in determining whether or when to distribute our shares of Class A common stock under this offering or the terms of this offering. The decision of each of the other underwriters to distribute our shares of Class A common stock was made independent of their respective affiliates that are lenders under our senior credit facilities, which affiliates had no involvement in determining whether or when to distribute our shares of Class A common stock under this offering or the terms of this offering. The underwriters, exclusive of their banking affiliates, will not receive any benefit from this offering other than their respective portions of the underwriting fee as paid by us.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids under Regulation M of the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic form may be available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons except with respect to its expected contractual relationship with us under the underwriting agreement expected to be entered into in connection with this offering.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are effected. Accordingly, any resale of the Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our Class A common stock.

Representations of Purchasers

   Each purchaser of the Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the test above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damage or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of Class A common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of shares of Class A common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and with respect to the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Some of the legal matters in connection with the issuance of the Class A common stock will be passed upon for us by Kirkland & Ellis, Los Angeles, California. Partners of Kirkland & Ellis are partners in Randolph Street Partners, which acquired less than 1.0% of our common stock in connection with the closing of our 1999 recapitalization. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York. Kirkland & Ellis has, from time to time, represented, and may continue to represent, some of the underwriters in connection with various legal matters and Bain Capital and some of their affiliates (including our company and our direct and indirect subsidiaries) in connection with legal matters.

                                    EXPERTS

   The financial statements of ChipPAC, Inc. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   Ernst & Young LLP, independent certified public accountants, have audited the financial statements of Intersil Technology Sdn. Bhd. at July 2, 1999 and July 3, 1998 and for each of the three fiscal years in the period ended July 2, 1999, as set forth in their report. We have included Intersil's financial statements in the prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   ChipPAC California is currently subject to the informational requirements of the Securities Exchange Act of 1934, and consequently, ChipPAC California is required to file periodic reports and other information with the SEC. The reports and other information filed by ChipPAC California with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

   We have filed with the SEC a registration statement on Form S-1, which we refer to as the Registration Statement and which term shall encompass all amendments, exhibits, annexes and schedules to said Registration Statement, under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the shares of our Class A common stock. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, parts of which are omitted in compliance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each of these statements shall be deemed qualified in its entirety by this reference.

   The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone number: 1-800-SEC-0330), at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                 ChipPAC, Inc.

                                                                            Page
                                                                            ----
(1) Annual Financial Statements
  Report of Independent Accountants........................................  F-2
  Balance Sheets...........................................................  F-3
  Statements of Operations.................................................  F-4
  Statement of Shareholders' and Divisional Equity.........................  F-5
  Statements of Cash Flows.................................................  F-6
  Notes to Financial Statements............................................  F-7

(2) Interim Financial Statements (unaudited)
  Condensed Consolidated Balance Sheets.................................... F-37
  Condensed Consolidated Statements of Operations.......................... F-38
  Condensed Consolidated Statements of Cash Flows.......................... F-39
  Notes to Condensed Consolidated Financial Statements..................... F-40

                       Intersil Technology Sdn. Bhd.

(3) Annual Financial Statements
  Independent Certified Public Accountants' Report ........................ F-50
  Balance Sheet............................................................ F-51
  Statement of Income...................................................... F-52
  Statement of Cash Flows.................................................. F-53
  Notes to Financial Statements............................................ F-54

(4) Interim Financial Statements (unaudited)
  Condensed Balance Sheets................................................. F-58
  Condensed Statements of Income........................................... F-59
  Condensed Statements of Cash Flows....................................... F-60
  Notes to Condensed Consolidated Financial Statements..................... F-61

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors and Shareholders of ChipPAC, Inc.

   In our opinion, the ChipPAC, Inc. financial statements listed in the index under item (1) on page F-1 present fairly, in all material respects, the financial position of ChipPAC, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

February 29, 2000
San Jose, California

                                 ChipPAC, Inc.

                                 BALANCE SHEETS
                                 (In thousands)

                                                               December 31,
                                                            -------------------
                                                              1998      1999
                                                            --------  ---------
                          ASSETS

Current assets:
  Cash and cash equivalents...............................  $ 68,767  $  32,117
  Receivable from shareholder.............................     4,922     11,662
  Accounts receivable, less allowance for doubtful
   accounts of $1,162 and $1,196..........................    37,729     30,003
  Inventories.............................................    10,325     17,497
  Deferred taxes..........................................       803        775
  Prepaid expenses and other current assets...............     2,923      2,386
                                                            --------  ---------
   Total current assets...................................   125,469     94,440
Property, plant and equipment, net........................   229,002    226,931
Other assets..............................................     5,001     22,058
                                                            --------  ---------
   Total assets...........................................  $359,472  $ 343,429
                                                            ========  =========

                  LIABILITIES AND EQUITY

Current liabilities:
  Accounts payable........................................  $ 61,853  $  52,208
  Accrued expenses and other liabilities..................     7,677     27,208
  Short-term debt.........................................    18,777        --
  Current portion of long-term debt.......................    31,954      4,800
  Current portion of HEI long-term debt...................     2,610        --
  Payables to affiliates..................................    22,918        --
                                                            --------  ---------
   Total current liabilities..............................   145,789     84,216
                                                            --------  ---------
Long-term debt, less current portion......................    80,943    295,200
HEI long-term debt, less current portion..................    18,208        --
Deferred taxes............................................       --         240
Other long-term liabilities...............................     1,341      3,689
                                                            --------  ---------
   Total liabilities......................................   246,281    383,345
                                                            --------  ---------
Commitments and contingencies (Note 9)

Mandatorily redeemable preferred stock:
  10.0% cumulative convertible preferred stock, class A--
   par value $0.01 per share; 10,000 shares authorized,
   issued and outstanding at December 31, 1999............       --       9,416
  12.5% cumulative preferred stock, class B--par value
   $0.01 per share; 105,000 shares authorized, issued and
   outstanding 70,000 shares at December 31, 1999.........       --      73,554
Shareholders' and divisional equity (deficit):
  Common stock, class A--par value $0.01 per share;
   180,000,000 shares authorized, issued and outstanding
   96,254,000 shares at December 31, 1999.................       --         963
  Common stock, class B--par value $0.01 per share;
   authorized 180,000,000 shares, no shares issued or
   outstanding at December 31, 1999.......................       --         --
  Common stock, class L--par value $0.01 per share;
   20,000,000 shares authorized, issued and outstanding
   10,456,000 shares at December 31, 1999.................       --         104
  Warrants, Class A Common Stock (the Intel Warrant)......       --       1,250
  Additional paid-in-capital..............................       --      85,750
  Divisional equity, net of capital redemption............   180,091   (167,714)
  Receivable for shareholders.............................   (37,626)    (1,128)
  Accumulated deficit.....................................   (39,752)   (51,280)
  Accumulated other comprehensive income (loss)...........    10,478      9,169
                                                            --------  ---------
   Total shareholders' and divisional equity (deficit)....   113,191   (122,886)
                                                            --------  ---------
   Total liabilities, mandatorily redeemable preferred
    stock, and equity.....................................  $359,472  $ 343,429
                                                            ========  =========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
Revenue.......................................... $289,429  $334,081  $375,530
Cost of revenue..................................  229,238   270,365   317,488
                                                  --------  --------  --------
Gross profit.....................................   60,191    63,716    58,042
Operating expenses:
  Selling, general & administrative..............   15,853    15,067    21,219
  Research & development.........................    4,052     7,692    12,362
  Management fees charged by affiliate...........    3,199       528       --
  Change of control expense......................      --        --     11,842
  Write down of impaired assets..................   11,569       --        --
                                                  --------  --------  --------
    Total operating expenses.....................   34,673    23,287    45,423
                                                  --------  --------  --------
Operating income.................................   25,518    40,429    12,619
Non-operating income (expenses):
  Interest income................................       96     1,276     2,751
  Interest expense...............................  (10,972)  (13,340)  (21,241)
  Foreign currency gains (losses)................  (69,669)   24,670     1,224
  Other income (expenses), net...................     (762)     (168)      650
                                                  --------  --------  --------
    Non-operating income (expenses)..............  (81,307)   12,438   (16,616)
                                                  --------  --------  --------
Income (loss) before income taxes................  (55,789)   52,867    (3,997)
Provision for (benefit from) income taxes........   (9,671)   20,564     1,938
                                                  --------  --------  --------
Income (loss) before extraordinary item.......... $(46,118) $ 32,303  $ (5,935)
                                                  --------  --------  --------
Extraordinary Item:
  Loss from early extinguishment of debt, net of
   related income tax benefit of $272............      --        --      1,373
                                                  --------  --------  --------
    Net income (loss)............................ $(46,118) $ 32,303  $ (7,308)
                                                  --------  --------  --------
Accretion of dividends on mandatorily redeemable
 preferred stock.................................      --        --     (3,960)
Accretion of recorded value of the Intel
 warrant.........................................      --        --       (260)
                                                  --------  --------  --------
Net income (loss) available to common
 shareholders.................................... $(46,118) $ 32,303  $(11,528)
                                                  ========  ========  ========
Comprehensive income:
  Net income (loss).............................. $(46,118) $ 32,303  $ (7,308)
  Currency translation gain (loss)...............  (16,942)   28,261    (1,309)
                                                  --------  --------  --------
    Comprehensive income (loss).................. $(63,060) $ 60,564  $ (8,617)
                                                  ========  ========  ========
Basic and diluted earnings (loss) per common
 share...........................................    (0.45)     0.32     (0.11)
                                                  ========  ========  ========
Basic and diluted weighted average common shares
 outstanding.....................................  102,000   102,000   102,194
                                                  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

                STATEMENT OF SHAREHOLDERS' AND DIVISIONAL EQUITY
                                 (In thousands)

                                                            Divisional
                         Common Stock  Warrants,             Equity,                  Accumulated
                        --------------  Class A  Additional   Net of     Amount Due      Other
                        No. of          Common    Paid-in    Capital        From     Comprehensive Accumulated
                        Shares  Amount   Stock    Capital   Redemption  Shareholders Income (Loss)   Deficit     Total
                        ------- ------ --------- ---------- ----------  ------------ ------------- ----------- ---------
Balances at December
 31, 1996.............      --     --      --         --    $  70,769          --      $   (841)    $(16,236)  $  53,692
Capital increase......      --     --      --         --       26,306          --           --           --       26,306
Advances to HEA.......      --     --      --         --          --      $ (7,466)         --           --       (7,466)
Currency translation
 loss.................      --     --      --         --          --           --       (16,942)         --      (16,942)
Net loss..............      --     --      --         --          --           --           --       (46,118)    (46,118)
                        ------- ------  ------    -------   ---------     --------     --------     --------   ---------
Balances at December
 31, 1997.............      --     --                 --       97,075       (7,466)     (17,783)     (62,354)      9,472
Capital increase......      --     --      --         --       82,953          --           --           --       82,953
Advances to HEA.......      --     --      --         --          --       (30,160)         --           --      (30,160)
Amortization of stock
 option compensation..      --     --      --         --           63          --           --           --           63
Currency translation
 gain.................      --     --      --         --          --           --        28,261          --       28,261
Dividends declared by
 CPK..................      --     --      --         --          --           --           --        (9,701)     (9,701)
Net income............      --     --      --         --          --           --           --        32,303      32,303
                        ------- ------  ------    -------   ---------     --------     --------     --------   ---------
Balances at December
 31, 1998.............      --     --      --          --     180,091      (37,626)      10,478      (39,752)    113,191
Proceeds from common
 stock issuance at
 recapitalization net
 of issuance cost of
 $17,982..............  102,000 $1,020     --     $82,998     (10,000)         --           --           --       74,018
Sale of Common Stock
 to management........    4,710     47     --       2,752         --        (1,128)         --           --        1,671
Capital of
 contributions........      --     --      --         --      (16,401)      37,626          --           --       21,225
Conversion of
 divisional equity to
 redeemable preferred
 stock................      --     --      --         --      (30,000)         --           --           --      (30,000)
Capital redemption at
 recapitalization.....      --     --      --         --     (311,220)         --           --           --     (311,220)
Capital contribution
 by HEI at
 recapitalization.....      --     --      --         --       19,816          --           --           --       19,816
Issuance of Intel
 warrant..............      --     --   $1,250        --          --           --           --           --        1,250
Accretion of recorded
 value of Intel
 warrant..............      --     --      --         --          --           --           --          (260)       (260)
Dividend accretion on
 mandatorily
 redeemable preferred
 stock................      --     --      --         --          --           --           --        (3,960)     (3,960)
Currency translation
 loss.................      --     --      --         --          --           --        (1,309)         --       (1,309)
Net loss..............      --     --      --         --          --           --           --        (7,308)     (7,308)
                        ------- ------  ------    -------   ---------     --------     --------     --------   ---------
Balances at December
 31, 1999.............  106,710 $1,067  $1,250    $85,750   $(167,714)    $ (1,128)    $  9,169     $(51,280)  $(122,886)
                        ======= ======  ======    =======   =========     ========     ========     ========   =========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Year Ended December 31
                                               ------------------------------
                                                 1997       1998      1999
                                               ---------  --------  ---------
Cash flows provided by operating activities:
Net income (loss)............................. $ (46,118) $ 32,303  $  (7,308)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
 Depreciation and amortization................    40,682    45,855     57,475
 Write down of impaired assets................    11,569       --         --
 Provision for inventory and accounts
  receivable..................................     3,502      (425)    (1,060)
 Non-operating early debt extinguishment
  loss........................................       --        --       1,373
 Foreign currency (gains) losses..............    69,669   (24,670)    (1,224)
 (Gain) loss on sale of equipment.............       515        26       (282)
 Changes in assets and liabilities:
   Accounts receivable........................   (10,092)  (12,740)       750
   Inventories................................   (16,122)    9,089     (5,415)
   Prepaid expenses and other assets..........   (16,471)   11,859     (2,878)
   Advances (to) from affiliates..............     2,418     4,671     (7,424)
   Accounts payable...........................     5,006    39,979    (11,615)
   Accrued expenses and other current
    liabilities...............................    (2,569)      126     20,021
   Other long-term liabilities................     1,226    (7,326)     3,519
                                               ---------  --------  ---------
     Net cash provided by operating
      activities..............................    43,215    98,747     45,932
                                               ---------  --------  ---------
Cash flows used in investing activities:
Acquisition of property and equipment.........  (110,693)  (61,332)   (57,856)
Proceeds from sale of equipment...............        17     1,635      1,347
                                               ---------  --------  ---------
     Net cash used in investing activities....  (110,676)  (59,697)   (56,509)
                                               ---------  --------  ---------
Cash flows provided by (used in) financing
 activities:
Advances to affiliates........................    (7,466)  (30,160)    (4,430)
Proceeds from short-term loans................    86,014    63,391      1,169
Repayment of short-term loans.................   (63,612)  (79,093)   (19,469)
Net proceeds from long-term loans.............    39,511    10,185    285,631
Capital redemption at recapitalization........       --        --    (311,220)
Capital contribution by HEI at
 recapitalization.............................       --        --      19,816
Repayment of long-term debt and capital
 leases.......................................   (17,181)  (31,795)  (133,615)
Payment made to extinguish debt early.........       --        --      (1,373)
Dividend paid.................................       --        --      (9,435)
Net proceeds from common stock issuance at
 recapitalization.............................       --        --      74,018
Net proceeds from preferred stock issuance....       --        --      50,000
Net proceeds from sale of stock to
 management...................................       --        --       1,671
Contributions to paid in capital..............    26,306    82,953     20,750
                                               ---------  --------  ---------
     Net cash provided by (used in) financing
      activities..............................    63,572    15,481    (26,487)
                                               ---------  --------  ---------
Effect on cash from changes in exchange
 rates........................................     4,633    11,169        414
                                               ---------  --------  ---------
Net increase (decrease) in cash...............       744    65,700    (36,650)
Cash and cash equivalents at beginning of
 year.........................................     2,323     3,067     68,767
                                               ---------  --------  ---------
Cash and cash equivalents at end of year...... $   3,067  $ 68,767  $  32,117
                                               =========  ========  =========
Supplemental disclosure of noncash investing
 and financing activities
Acquisition of equipment under capital
 leases....................................... $  25,901  $  2,191        --
                                               =========  ========  =========
Dividend declared and accreted................       --   $ (9,701) $  (3,960)
                                               =========  ========  =========
Accretion of recorded value of the Intel
 warrant......................................       --        --        (260)
                                               =========  ========  =========
Conversion of HEA equity to preferred stock...       --        --   $  30,000
                                               =========  ========  =========
Contribution of non-cash capital..............       --        --   $     475
                                               =========  ========  =========
Sale of common stock for shareholder notes....       --        --   $   1,128
                                               =========  ========  =========
Supplemental disclosure of cash flow
 information
Income taxes paid in cash.....................       --   $    195  $   1,442
                                               =========  ========  =========
Interest paid in cash......................... $  10,364  $ 12,708  $  12,400
                                               =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

                         NOTES TO FINANCIAL STATEMENTS

Note 1: Business, Recapitalization and Basis of Presentation

 Business and Organization

   ChipPAC Inc. and its subsidiaries, (the "Company") provides packaging and testing services to the worldwide semiconductor industry. The Company packages and tests integrated circuits from wafers provided by its customers. The Company markets its services worldwide, with emphasis on the North American market. The Company's packaging and testing operations are located in the Republic of Korea ("South Korea" or "Korea") and the People's Republic of China ("China").

 Recapitalization

   Prior to August 5, 1999 the Company represented the combination of three business units of Hyundai Electronics Industries Co., Ltd. ("HEI") which operated collectively as HEI's worldwide packaging and testing operations. These three business units historically consisted of the Assembly and Test Division of HEI, Hyundai Electronics Co. (Shanghai) Ltd. ("HECS"), and the Assembly and Test Division of Hyundai Electronics America ("HEA"), a majority owned subsidiary of HEI. Sales and marketing services were primarily performed by the Assembly and Test Division of HEA, and packaging and testing services were performed by HECS and the Assembly and Test Division of HEI.

   Beginning in 1995 HEI's packaging business, comprised of the packaging and test divisions, began to provide greater levels of advanced substrate packaging services which significantly increased the growth rate of the business and the managerial complexity of the divisions. The transfer of the packaging and test divisions into stand-alone subsidiaries facilitated the separate management, operation and control of the packaging business.

   ChipPAC, Inc. was formed in September 1997 by HEA, the US based majority owned subsidiary of HEI. In June of 1998 HEI transferred its packaging and test business to a wholly owned subsidiary that was subsequently renamed ChipPAC Korea, Ltd. The transfer of HEA's and HEI's packaging and test businesses to ChipPAC, Inc. and ChipPAC Korea, Ltd. respectively was done in connection with HEI's desire to more definitively separate the packaging and test division from HEI's core business operations. The formation of ChipPAC, Inc. and the transfer of HEA's packaging and test division was undertaken solely by HEA.

   During the first quarter of 1998, management of the packaging and test division drafted plans for the spin-off of the ChipPAC entities, with ChipPAC, Inc. as the parent company. This plan was approved by Hyundai's board of directors in March 1998. During the second quarter of 1998 Hyundai retained Merrill Lynch to act as investment bankers and assist Hyundai in determining how best to dispose of ChipPAC. In July 1998, Hyundai, with the assistance of Merrill Lynch, initiated an auction process for the packaging and test division, which transpired through March 1999.

   On August 5, 1999, affiliates of Bain Capital, Inc. and SXI Group LLC, a portfolio concern of Citicorp Venture Capital Ltd., which we refer to collectively as the "Equity Investors," and management acquired a controlling interest in the Company from Hyundai Electronics and Hyundai Electronics America through a series of transactions, including a merger into ChipPAC, Inc. of a special purpose corporation organized by the Equity Investors. The merger was structured to be accounted for as a recapitalization. Specifically:

  . the Equity Investors and other parties, including members of our management, invested $92.0 million to acquire common stock of ChipPAC, Inc. which represented approximately 90.2% of its common stock outstanding immediately following the recapitalization;

                                 ChipPAC, Inc.

  . the prior stockholders of ChipPAC, Inc. retained a portion of their common stock in ChipPAC, Inc. equal to $10.0 million, or approximately 9.8% of ChipPAC, Inc.'s common stock outstanding immediately following the recapitalization; and

  . the prior stockholders received as consideration for the remainder of their common stock (i) an aggregate of $384.0 million in cash and (ii) mandatorily redeemable convertible preferred stock payable for up to an aggregate of $70.0 million. Net payment to Hyundai of $384 million, included capital redemption of $311 million and debt retirement of $133 million, offset by Hyundai investment of $40 million in mandatorily redeemable preferred stock, and a capital contribution of $20 million.

   The formation of ChipPAC, Inc. did not result from any planned or integrated series of transactions with the Equity Investors in 1999 and was not negotiated by Hyundai and the Equity Investors in connection with transferring control of the packaging and test division.

 Basis of Presentation

   The financial statements for the period subsequent to the recapitalization and as at December 31, 1999 have been prepared on a consolidated basis. The consolidated financial statements include the accounts of ChipPAC, Inc. and its majority controlled and owned subsidiaries. All significant intercompany balances have been eliminated on consolidation.

   For the comparative disclosures for the two years ended December 31, 1998 and the balance sheets at December 31, 1998, the Company represents the combination of four corporations then owned by Hyundai Electronics Industries Co., Ltd (HEI) and Hyundai Electronics America (HEA). These four corporations are ChipPAC, Inc. (CPI), ChipPAC Korea Co., Ltd (CPK), ChipPAC Assembly and Test Co. Ltd. (CATS), and Hyundai Electronics Co. (Shanghai) Ltd., (HECS). Accordingly the financial statements for the comparative periods are prepared on a combined basis.

   These comparative financial statements prepared on a combined basis include the accounts of CPI, CPK, HECS and CATS, or the divisional accounts of the predecessor Assembly and Test Divisions for periods prior to the business transfers referred to above, and reflect the combined financial position, results of operations, and cash flows of these entities. All inter-company or inter-divisional transactions have been eliminated in the combination.

   The combined statements of operations include all revenue and costs attributable to the Company including an allocation of the costs of shared facilities, costs of general and administrative services and overhead costs of HEI and HEA. For the periods prior to the legal formations of CPI and CPK, such allocated expenses were determined according to allocation bases deemed appropriate for the nature of each expense item, including relative headcount, relative occupancy of shared facilities, and relative sales volume. Costs allocated by HEI and HEA after the legal formations were based on services rendered, the costs of which were specified by affiliate agreements. In addition, subsequent to the legal formations, CPI and CPK established internal administrative and support functions, significantly reducing their reliance on HEI and HEA for such services. Since inception, HECS generally maintained its own internal administrative and support functions and was not allocated any costs by HEI. Management fees charged by HEI to HECS have been included in the combined results of operations and varied based on the level of services provided by HEI. Interest is not charged on intercompany trading balances.

   Management believes that the allocation methods used are reasonable. However, the financial information included herein may not be representative of the combined financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company operated as a separate entity during the periods presented.

                                 ChipPAC, Inc.

Note 2: Summary of Significant Accounting Policies

 Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant estimates made by management include those related to the useful lives of property, plant and equipment, allowances for doubtful accounts and customer returns, inventory realizability, contingent assets and liabilities and allocated expenses, among others. Actual results could differ from those estimates, and such differences may be material to the combined financial statements.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Financial Instruments

   The amounts reported for cash and cash equivalents, accounts receivable, certain other assets, accounts payable, certain accrued and other liabilities, and short-term and long-term debt approximate fair value due to their short maturities or market interest rates. Obligations due to or receivable from related parties and mandatorily redeemable preferred stockholders have no ascertainable fair value as no market exists for such instruments.

 Inventories

   Inventories are stated at the lower of cost (computed using first-in, first-out method) or market value.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, which generally range from three to ten years except for building facilities and building improvements in Shanghai, China which are depreciated over thirty and fifteen years, respectively. In addition, land use rights in Shanghai, China are amortized over fifty years. Assets under capital leases and leasehold improvements are amortized over the shorter of the asset life or the remaining lease term. Amortization of assets under capital leases is included with depreciation expense. Upon disposal or sale, the Company removes the asset and accumulated depreciation from its records and recognizes the gain or loss in operations.

   The Company reviews property, plant and equipment and other long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value which is either determined based on discounted cash flows or appraised values, depending on the nature of the asset. The Company recognized an impairment write down in 1997, see Note 4.

 Concentration of Credit Risk and Major Customers

   Financial instruments which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable and cash and cash equivalents.

                                 ChipPAC, Inc.

   The Company's customers are comprised of companies in the semiconductor industry located primarily in the United States. Credit risk with respect to the Company's trade receivables is mitigated by selling to well established companies, performing ongoing credit evaluations and maintaining frequent contact with customers. The allowance for doubtful accounts is based upon the expected collectibility of the Company's accounts receivable. At December 31, 1998, two customers accounted for 68% and 13% of outstanding trade receivables, respectively. At December 31, 1999 three customers accounted for 24%, 14% and 11% of the outstanding trade receivables, respectively. Loss of or default by these customers could have an adverse effect upon the Company's financial position, results of operations and cash flows.

   During the year ended December 31, 1997, two customers accounted for 45% and 15% of the Company's revenue, respectively. During the year ended December 31, 1998, two customers accounted for 67% and 10% of the Company's revenue, respectively. During the year ended December 31, 1999, one customer accounted for 62% of the Company's revenue.

   Cash and cash equivalents are deposited with banks in the United States, Korea and China. Deposits in these banks may exceed the amount of insurance provided on such deposits; however, the Company is exposed to loss only to the extent of the amount of cash reflected on its balance sheet. The Company has not experienced any losses to date on its bank cash deposits.

 Revenue Recognition

   The Company recognizes revenue, net of rebates and discounts, upon shipment of packaged semiconductors to its customers. The Company does not take ownership of customer-supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the customer supplied materials are not reflected in revenue or in cost of revenue.

 Research and Development Costs

   Research and development costs are charged to expense as incurred.

 Accounting for Income Taxes

   The Company accounts for deferred income taxes using the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between amounts reported in the financial statements and amounts that would have been reported had the combined companies filed separate income tax returns. A valuation allowance is provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized through future operations. The provision for income taxes represents taxes that would have been payable for the current period, plus the net change in deferred tax amounts.

 Foreign Exchange Contracts

   In the ordinary course of business the Company enters into foreign exchange forward contracts to mitigate the effect of foreign currency movements associated with its international operations. The contracts entered into require the purchase of Korean won or Japanese yen, and the delivery of US dollars, and generally have maturities which do not exceed six months. To date contracts entered into by the Company do not qualify as hedges and therefore are included in foreign currency gains and losses in the period in which the exchange rates change. There were no deferred gains or losses at December 31, 1999. At December 31, 1999 the Company had outstanding forward contracts to purchase Japanese yen totaling $25.5 million.

                                 ChipPAC, Inc.

 Foreign Currency Translation

   Upon completion of the recapitalization, management decided to change the functional currency of its foreign operations to the US Dollar effective October 1999. Previously, the Company's functional currencies of its foreign operations were the respective local currencies and the net of the effect of the translation of the accounts of the foreign operation was included in equity as a cumulative translation adjustment.

 Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock purchase options. Accordingly, compensation for stock purchase options is measured by the excess of the fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure of pro-forma information required under SFAS No. 123, "Accounting for Stock-Based Compensation".

 Recent Accounting Pronouncements

   In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends Statement of Financial Accounting Standards No. 133 ("SFAS"), "Accounting for Derivative Instruments and Hedging Activities," to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. The Company is required to adopt SFAS 133 in the first quarter of its fiscal year 2001. The company is in the process of evaluating the effect of SFAS 133 on its financial statements.

   In December 1999, the Securities and Exchange Commission issued SAB No. 101. "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB No. 101 will have no material effect on our financial position or results of operations.

 Net Income (Loss) Per Common Share

   The Company has presented net income (loss) per share pursuant to SFAS No. 128, Earnings per Share, and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Basic income (loss) per share was computed by dividing net income (loss) applicable to common stockholders by the weighted average shares of common stock outstanding.

                                 ChipPAC, Inc.

   The following table reconciles net income (loss) to net income (loss) applicable to common stockholders, and basic to diluted weighted average shares outstanding:

                                                   Year Ended December 31,
                                                  ---------------------------
                                                    1997      1998     1999
                                                  --------  -------- --------
                                                  (in thousands, except per
                                                         share data)
Net income (loss)................................ $(46,118) $ 32,303 $ (5,935)
 Extraordinary item(a)...........................       --        --   (1,373)
 Mandatorily redeemable preferred stock
  dividends......................................       --        --   (3,960)
 Accretion of the recorded value of the Intel
  warrant........................................       --        --     (260)
                                                  --------  -------- --------
Net income (loss) available to common
 stockholders                                     $(46,118) $ 32,303 $(11,528)
                                                  ========  ======== ========
Weighted average shares outstanding used for
 basic and diluted income (loss) per share:
Class A common stock.............................   91,800    91,800   91,983
Class L common stock.............................   10,200    10,200   10,211
                                                  --------  -------- --------
Common Stock.....................................  102,000   102,000  102,194
                                                  --------  -------- --------
Basic and diluted earnings per share............. $  (0.45) $   0.32 $  (0.11)
                                                  ========  ======== ========

Note 3: Risks and Uncertainties Industry

 Industry

   The Company's business involves certain risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on a cyclical industry that is characterized by rapid technological changes, fluctuations in end-user demands, evolving industry standards, competitive pricing and declines in average selling prices, risks associated with foreign currencies, and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services, quality, production yields, reliability customer service and price. The Company's customer base is highly concentrated with one customer accounting for 62% of revenue for the year ended December 31, 1999. As a result, any de-commitment from our major customer for products could have an adverse impact on the Company's financial position, results of operations and cash flows.

 Korea

   The Korean economy suffered a period of economic turmoil beginning in 1997 which has resulted in the devaluation of the Korean currency and volatility in interest rates. A significant portion of the Company's assets and operations are located in Korea.

   The Korean government has announced restructuring plans directed at rationalizing certain industries. Based on such a government directive, HEI has recently acquired LG Semicon Company, a leading competitor of HEI. ChipPAC, Inc. was not a party to this transaction.

   The majority of CPK's employees are represented by an organized labor union and are subject to a collective bargaining agreement.

 China

   A significant portion of the Company's assets and operations are owned by HECS and are located in China. HECS is subject to the laws and regulations of China including regulations governing the maintenance of business permits and operating licenses. HECS operates under a business license granted by the local

                                 ChipPAC, Inc.

municipal government. It is reasonably possible that additional business licensure requirements may be applied by the National government that would pertain to HECS.

 Other

   Korean and Chinese foreign currency exchange regulations place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in Korea and China.

   ChipPAC, through CPK, procures materials from local vendors in the ordinary course of business. Three vendors in South Korea supply approximately 40% of the Company's component parts used in performing packaging services. Management believes that they have sufficient suppliers such that the loss of these concentrated suppliers would not have a material impact on the Company's combined financial position, results of operations or cash flows.

Note 4: Selected Balance Sheet Accounts

   The components of inventories are as follows (in thousands):

                                                                  December 31,
                                                                 ---------------
                                                                  1998    1999
                                                                 ------- -------
   Inventories
   Raw materials................................................ $ 6,002 $12,274
   Work in process..............................................   2,159   3,003
   Finished goods...............................................   2,164   2,220
                                                                 ------- -------
                                                                 $10,325 $17,497
                                                                 ======= =======

   Property, plant and equipment are comprised of the following (in thousands):

                                                              December 31,
                                                           --------------------
                                                             1998       1999
                                                           ---------  ---------
   Property, Plant and Equipment
   Land use rights........................................ $   4,041  $   4,041
   Buildings and improvements.............................    51,720     49,688
   Equipment..............................................   319,382    369,212
                                                           ---------  ---------
                                                             375,143    422,941
   Less accumulated depreciation and amortization.........  (146,141)  (196,010)
                                                           ---------  ---------
                                                           $ 229,002  $ 226,931
                                                           =========  =========

   Land use rights represents payments made to secure on a fully paid up basis the use of the property where the Company's facilities are located in Shanghai, China for a period of 50 years.

   As discussed in Note 7, all assets except those held by ChipPAC China are encumbered under the Credit Agreement entered into as part of the recapitalization.

                                 ChipPAC, Inc.

   Property, plant and equipment under capital leases (see Note 7) are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                   1998    1999
                                                                 --------  ----
   Property, Plant and Equipment under capital leases
   Cost......................................................... $ 44,501   --
   Less accumulated amortization................................  (20,970)  --
                                                                 --------  ----
                                                                 $ 23,531  $
                                                                 ========  ====

   Management reviews fixed assets for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Effective December 31, 1997, and based on management changes and deteriorating economic conditions in Asia, the Company undertook a detailed asset impairment analysis. The analysis covered all assets and considered discontinuance of products, technological obsolescence, poor quality of product and changes in demand for products. Based on this analysis the Company recorded a charge of $11.6 million to recognize the impairment of certain production equipment in the Company's facilities in China and Korea. The impairment arose from a combination of management's decision to discontinue certain product lines which were projected to have limited future growth potential, and from the write down of production equipment judged to be in excess of foreseeable requirements. After recognition of the impairment write-down, the carrying value of the impaired assets was effectively reduced to $650,000 at December 31, 1997. No assets were held for sale and for those assets still in use, the carrying amount is being depreciated over the remaining useful life, which on average is one year.

   Other assets are comprised of the following (in thousands):

                                                                  December 31,
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
   Other Assets
   Deposits for severance benefits.............................. $1,618 $ 2,027
   Long-term employee loans.....................................  1,478   1,216
   Deferred taxes...............................................  1,889   5,207
   Debt issuance costs, net of amortization of $774.............    --   13,594
   Other........................................................     16      14
                                                                 ------ -------
                                                                 $5,001 $22,058
                                                                 ====== =======

   The debt issuance costs of $14,368 were incurred in raising $300 million of debt in connection with the recapitalization.

   Accrued expenses and other liabilities are comprised of the following (in thousands):

                                                                  December 31,
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
   Accrued Expenses & Other Liabilities
   Accrued personnel expenses................................... $3,645 $ 4,673
   Accrued interest payable.....................................    950   8,781
   Accrued customer rebate......................................    --    4,127
   Accrued taxes................................................  1,897   4,685
   Accrued warranty and other expenses..........................  1,185   4,942
                                                                 ------ -------
                                                                 $7,677 $27,208
                                                                 ====== =======

                                 ChipPAC, Inc.

Note 5: Dividends Accreted

                                                              1997 1998  1999
                                                              ---- ---- ------
   Preferred Stock, class A ("Intel Preferred Stock")........ --   --   $  406
   Preferred Stock, class B ("Hyundai Preferred Stock")...... --   --    3,554
                                                              ---  ---  ------
                                                              --   --   $3,960
                                                              ===  ===  ======

   Dividends on the Hyundai Preferred Stock accrue on a daily basis at a rate of 12.5% per annum. Until February 5, 2005, dividends will not be paid in cash, but will be capitalized as accumulated and unpaid dividends as part of Mandatorily Redeemable Preferred Stock.

   Dividends on the Intel Preferred Stock accrue on a daily basis at a rate of 10% per annum. Dividends are paid annually on August 1, and accumulated and unpaid dividends as at the balance sheet date are capitalized as part of Mandatorily Redeemable Preferred Stock.

Note 6: Segments and Geographic Information

   The Company is engaged in one industry segment, the packaging and testing of integrated circuits. Financial data, summarized by geographic area, is as follows (in thousands):

                             United
                             States   Korea     China    Eliminations Combined
                            -------- --------  --------  ------------ --------
Year ended December 31,
 1997
Revenue from unaffiliated
 customers................  $231,615 $ 43,888       --          --    $275,503
Revenue from affiliates...     4,206  232,381  $ 21,611   $(244,272)    13,926
                            -------- --------  --------   ---------   --------
  Total revenue...........  $235,821 $276,269  $ 21,611   $(244,272)  $289,429
                            ======== ========  ========   =========   ========
Interest expense..........       --  $  9,858  $  1,114         --    $ 10,972
Depreciation,
 amortization, and asset
 impairment expense.......  $     75   40,515    11,661         --      52,251
Income tax expense
 (benefit)................     2,290  (11,961)      --          --      (9,671)
Income (loss) from
 operations...............     5,538   33,639   (13,659)        --      25,518
Acquisition of equipment
 under capital leases.....       --    25,901       --          --      25,901
Identifiable assets.......  $ 28,613 $190,818  $ 87,108   $ (73,298)  $233,241
                            ======== ========  ========   =========   ========
Year ended December 31,
 1998
Revenue from unaffiliated
 customers................  $317,348 $ 11,529       --          --    $328,877
Revenue from affiliates...     2,330  305,334  $ 13,759   $(316,219)     5,204
                            -------- --------  --------   ---------   --------
  Total revenue...........  $319,678 $316,863  $ 13,759   $(316,219)  $334,081
                            ======== ========  ========   =========   ========
Interest expense..........       --  $  9,973  $  3,367         --    $ 13,340
Depreciation and
 amortization expense.....  $    489   35,584     9,782         --      45,855
Income tax expense
 (benefit)................       954   19,610       --          --      20,564
Income (loss) from
 operations...............     1,885   51,334   (12,790)        --      40,429
Acquisition of equipment
 under capital leases.....       --     2,191       --          --       2,191
Identifiable assets.......  $ 62,724 $316,288  $ 97,085   $(116,625)  $359,472
                            ======== ========  ========   =========   ========
Year ended December 31,
 1999
Revenue from unaffiliated
 customers................  $347,349 $ 17,231  $    151         --    $364,731
Revenue from affiliates...       --   330,137    16,863   $(336,201)    10,799
                            -------- --------  --------   ---------   --------
  Total revenue...........  $347,349 $347,368  $ 17,014   $(336,201)  $375,530
                            ======== ========  ========   =========   ========
Interest expense..........    14,484    4,913     1,844         --      21,241
                            ======== ========  ========   =========   ========
Depreciation and
 amortization expense.....     2,528   44,489    10,458         --      57,475
Income tax expense........     1,166      772       --          --       1,938
Income (loss) from
 operations...............     4,307   18,295    (9,983)        --      12,619
Extraordinary item, net of
 related income tax
 benefit..................       --     1,373       --          --       1,373
Acquisition of equipment
 under capital leases.....       --       --        --          --         --
Identifiable assets.......  $286,673 $278,505  $ 92,577   $(314,326)  $343,429
                            ======== ========  ========   =========   ========

                                 ChipPAC, Inc.

   Revenue from unaffiliated and affiliated customers is based on the geographic location of each customer's principal place of business. Identifiable assets are those assets that can be directly associated with a particular geographic area. In determining each geographic location's income
(loss) from operations and identifiable assets, the expenses and assets relating to general corporate activities are included in the amounts for the geographical area where they were incurred, acquired or utilized.

Note 7: Term Debt, Credit Facilities, and Capital Lease Obligation

   Under the terms of the recapitalization and merger in 1999 all short and long term debt, loans and leases and other credit facilities existing prior to the recapitalization were terminated at the recapitalization date.

   To finance part of the recapitalization, the Company borrowed $300.0 million of new debt, comprising $150.0 million of term loans and $150.0 million of senior subordinated notes (the Exchange Notes). The term loans bear interest at base rate (8.50% at December 31, 1999) plus 2.25% to 3.0% and the senior subordinated notes bear interest at 12.75% per annum. The senior subordinated notes mature on July 21, 2009. If a change of control of ChipPAC, Inc. occurs, we may be required to allow holders of the senior subordinated notes to sell us their notes at a purchase price of 101.0% of the principal amount of the notes, plus accrued and unpaid interest.

   We have a borrowing facility of $50.0 million for working capital and general corporate purposes under the revolving credit facility. In addition, borrowings of up to $20.0 million are available for acquiring equipment and making certain other capital expenditures under the capex facility. We may borrow and repay under the capex facility until August 5, 2001. Amounts that we repay under the capex facility after August 5, 2001 may not be borrowed by us later. The final maturity of these facilities will be on August 5, 2005. No amounts were outstanding under either the revolving credit facility or the capex facility at December 31, 1999.

   Future maturities of term debt outstanding, at December 31, 1999 are as follows (in thousands):

       Year Ending December 31,
       ------------------------
       2000.......................................................... $  4,800
       2001..........................................................   11,800
       2002..........................................................   12,800
       2003..........................................................   14,300
       2004..........................................................   19,300
       2005..........................................................   11,800
       2006..........................................................   75,200
       2007..........................................................      --
       2008..........................................................      --
       2009..........................................................  150,000
                                                                      --------
                                                                      $300,000
                                                                      ========

   The term loans and the revolving and capital expenditure lines (the Senior Credit Facilities) require that we meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio and minimum fixed charge coverage ratio. These facilities also contain covenants which restrict the Company's ability to:

  .  make capital expenditures;

  .  incur liens or engage in sale-leaseback transactions;

  .  transact with affiliates;

  .  incur indebtedness and contingent obligations;

                                 ChipPAC, Inc.

  .  declare dividends or redeem or repurchase capital stock;

  .  prepay, redeem or repurchase indebtedness;

  .  change the business being conducted;

  .  make loans and investments; and

  .  engage in mergers, acquisitions, consolidations and asset sales.

   The Senior Credit Facilities also require that we satisfy customary affirmative covenants and provide customary indemnifications in favor of the senior lenders. These credit facilities contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties in all material respects, covenant defaults, some events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to other indebtedness and a change in control.

   There were no violations of these loan covenants through December 31, 1999.

   Substantially all assets of the ChipPAC consolidated group, with the exception of the two Chinese non-grantor entities (CATS and HECS), have been pledged as collateral under the term debt and revolving credit facilities agreement put in place on August 5, 1999.

   On early retirement of certain of the debt upon recapitalization, the Company incurred termination penalties and recorded an extraordinary loss of $1.4 million, net of related tax benefit.

   The following is a summary of the Company's long-term debt and capital lease obligations which were in existence prior to, and terminated on the recapitalization (in thousands):

                                                                December 31,
                                                                --------------
                                                                  1998    1999
                                                                --------  ----
Notes payable to a Korean bank, principal maturing at various dates from December 9, 1998 to June 18, 2005, payable in
 aggregate monthly or quarterly installments together with
 interest at rates ranging from LIBOR (5.72% at December 31,
 1998) plus 0.12% to 1.5% per annum, collateralized by certain machinery and equipment, guaranteed by HEI.................... $ 69,363  $ --


Notes payable to a Japanese bank, principal payable in
 aggregate semi-annual installments beginning March 28, 1999, maturing September 28, 2000, together with interest at the
 6-month LIBOR rate (5.5% at December 31, 1998) plus 0.4% per
 annum guaranteed by HEI.......................................    8,228    --


Note payable to a Korean bank, principal payable in aggregate semi-annual installments beginning May 22, 1999 maturing
 November 22, 2001 together with interest at the 3-month LIBOR rate (5.08% at December 31, 1998) plus 3% per annum,
 guaranteed by HEI.............................................   20,000    --


Capital lease obligations to institutions with interest at
 rates ranging from LIBOR (5.72% at December 31, 1998) plus
 .58% to 2.2% per annum, collateralized by certain machinery
 and equipment, guaranteed by HEI..............................   10,945    --


Capital lease obligations in Korean Won to institutions with interest at rates ranging from 11% per annum to 14.58% per
 annum, collateralized by certain machinery and equipment,
 guaranteed by HEI.............................................    4,361    --
Less current maturities........................................  (31,954)   --
                                                                --------  ----
                                                                $ 80,943  $ --
                                                                ========  ====

                                 ChipPAC, Inc.

 HEI Capital Leases

   During the periods through June 30, 1998, HEI transferred certain machinery and equipment that it leased, amounting to $17.0 million at cost, with related accumulated depreciation of $6.8 million, to CPK; these leases qualified as capital lease obligations. HEI assumed all obligations under these leases and no amounts were to be serviced by CPK; however, title to these assets used by CPK was held by the leasing companies under these agreements. Total capital lease obligations at December 31, 1997 and 1998, were $16.7 million and
$16.1 million, respectively. The assets and the related obligations have been reflected in the accompanying combined financial statements. The Company recorded lease payments made by HEI as a reduction of the Company's capital lease obligations and a corresponding increase in capital amounting to $7.2 million, and $10.0 million for the years ended December 31, 1997 and 1998, respectively.

   During the periods through June 30, 1998, HEI also transferred to CPK certain machinery and equipment which are pledged as collateral under dollar denominated loan agreements with banks. HEI did not transfer the debt obligation to CPK and remained the named borrower. Since the assets used by CPK were pledged as collateral for the related loan obligations, the Company recorded these loan obligations as a liability due to HEI in the accompanying financial statements. At December 31, 1998 the outstanding balance on these loans amounted to $4.7 million. The Company recorded payments made by HEI on these loans as a reduction of the liability to HEI and a corresponding increase in capital amounting to $1.2 million for the year ended December 31, 1998.

Note 8: Mandatorily Redeemable Preferred Stock

 Hyundai Preferred Stock

   In connection with the recapitalization, we issued to Hyundai Electronics and Hyundai Electronics America 70,000 shares of Class B preferred stock, which we refer to as the Hyundai Preferred Stock, which has an initial aggregate liquidation preference of $70.0 million. Dividends on the Hyundai Preferred Stock accrue on a daily basis from August 5, 1999 at a rate of 12.5% per annum. Until February 5, 2005, dividends will not be paid in cash, but will be capitalized as accumulated and unpaid dividends. All dividends accruing on the Hyundai Preferred Stock from and after such period will be paid in cash, semiannually, beginning after February 5, 2005. In the event we fail to pay any such dividend when due, the dividend rate on the Hyundai Preferred Stock will immediately increase by 2.5% per annum and the holders of a majority of the outstanding Hyundai Preferred Stock will have the exclusive right to nominate and elect one additional member of our board of directors, in each case until there is no longer any such default. The Hyundai Preferred Stock is mandatorily redeemable on August 5, 2010 and is otherwise redeemable by us at any time at our sole discretion. All of the shares of Hyundai Preferred Stock will be held by either Hyundai Electronics or Hyundai Electronics America. The prior written consent of the holders of a majority of the outstanding Hyundai Preferred Stock are required to amend, modify or waive the terms of the Hyundai Preferred Stock. The senior credit facilities and the senior subordinated notes are senior in right of payment to the Hyundai Preferred Stock. The Class B preferred shares are non-voting shares.

   In the event of any liquidation, dissolution or winding up of ChipPAC, Inc., holders of the class B preferred stock shall be entitled to receive an amount equal to the face value of the class B preferred stock plus all accrued and unpaid dividends thereon after payment to the holders of the class A preferred stock and prior to any distribution to the common stockholders.

   In addition, Hyundai Electronics may receive up to an additional $55.0 million in cash during the four year period beginning January 1, 1999 if we exceed certain levels of EBITDA as set forth in the recapitalization agreement. Hyundai Electronics is entitled to receive 33.3% of the amount by which our

                                 ChipPAC, Inc.

EBITDA (defined in the recapitalization agreement as net income before interest, taxes, depreciation, amortization, extraordinary items and advisory fees) exceeds $116.5 million, $171.3 million, $198.5 million and $231.8 million, respectively, in each of the first four years following the recapitalization. In the event the final $20.0 million of such $55.0 million in cash is required to be paid to Hyundai Electronics, it shall be paid by the mandatory redemption of an equal amount of Hyundai Preferred Stock. During the year ended December 31, 1999, the Company's EBITDA did not exceed the level in the agreement and no amount is due.

   Accretion of dividends is required and the total dividend accreted at December 31, 1999 is $3,554,000. This amount has been added to the Mandatorily Redeemable Preferred Stock at December 31, 1999.

 Intel Preferred Stock

   Pursuant to the Intel Stock Purchase Agreement, we issued 10,000 shares of Class A 10.0% preferred stock and the Intel warrant to Intel, which we refer to as the Intel Preferred Stock, for $10 million in cash.

   Dividends on the Intel Preferred Stock accrue on a daily basis from the date of issuance at a rate of 10.0% per annum, payable when and as declared by the board of directors; provided, however, that dividends will be paid prior to the payment of any dividends with respect to any of our capital stock or equity securities which we refer to as junior securities, other than the Hyundai Preferred Stock. Dividends on each share of Intel Preferred Stock will accrue from the date of issuance of the Intel Preferred Stock to the first to occur of:

     (1) the date upon which the face value ($1,000 per share) of such share of Intel Preferred Stock plus all accrued but unpaid dividends is paid;

     (2) the date upon which such share of Intel Preferred Stock is converted into common stock (as described below); or

     (3) the date upon which such share of Intel Preferred Stock is acquired by us.

   Accretion of dividends is required and the total dividend accreted at December 31, 1999 is $406,000. This amount has been added to the Mandatorily Redeemable Preferred Stock at December 31, 1999.

   At any time, and from time to time, holders of the Intel Preferred Stock may convert all or any portion of such Intel Preferred Stock into shares of common stock at an initial conversion price equal to 150.0% of the weighted average price per share of common stock paid by the Equity Investors in connection with the recapitalization, with the purchase price subject to certain adjustments. The Intel Preferred Stock is convertible into not less than 6.25% of our Class L common stock and Class A common stock, before taking into account any shares of our common stock issued or issuable to employees, officers or directors of ChipPAC, Inc. or our subsidiaries or financing sources.

   In the event of any liquidation, dissolution or winding up of ChipPAC, Inc., holders of the Intel Preferred Stock will be entitled to receive, prior to any distribution to the holders of junior securities, an amount equal to the face value ($1,000 per share an aggregate liquidation preference of $10 million) of the Intel Preferred Stock plus all accrued and unpaid dividends thereon. In addition, each of the following will be deemed a liquidation, dissolution or winding up of ChipPAC, Inc.:

  .  any sale by us of all or substantially all of its assets;

  . any consolidation or merger of ChipPAC, Inc. as a result of which holders of our common stock possessing the voting power to elect a majority of the board of directors immediately prior to such consolidation or merger cease to own capital stock of the surviving corporation possessing the voting power to elect a majority of the surviving corporation's board of directors; or

                                 ChipPAC, Inc.

  . any issuance, sale or transfer to any third party of our capital stock as a result of which holders of our outstanding capital stock possessing the voting power to elect a majority of the board of directors immediately prior to such sale cease to own capital stock of ChipPAC, Inc. possessing the voting power to elect a majority of the board of directors (each of the foregoing, a "Liquidation Event").

   At any time, and from time to time, after August 1, 2005, we have the right to redeem all or any portion of the Intel Preferred Stock then outstanding at a redemption price per share equal to the greater of (i) its fair market value and (ii) its face value ($1,000 per share) plus all accrued and unpaid dividends thereon plus a redemption premium of 10.0%. The premium shall decrease ratably from year to year and shall be zero on or after August 1, 2010. The stock is mandatorily redeemable in the event that we do not complete an underwritten initial public offering of shares of our common stock with gross proceeds in excess of $50.0 million on or prior to August 1, 2001, and holders of not less than a majority of the Intel Preferred Stock require us to redeem all or a portion of the Intel Preferred Stock at a price per share equal to such stock's face value ($1,000 per share) plus all accrued and unpaid dividends thereon; provided, however, that any such redemption will be subject to all restrictions of applicable law and our debt and equity financing arrangements.

   Each share of Intel Preferred Stock has that number of votes equal to the number of shares of voting common stock then issuable upon the conversion of that share of Intel Preferred Stock. Except as required by law or as provided in the following sentence, holders of the Intel Preferred Stock are entitled to vote on all matters submitted to the stockholders for a vote and will vote together with holders of our common stock as a single class. The prior written consent of the holders of at least 66.7% of the outstanding Intel Preferred Stock is required for:

  . any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefits of, the Intel Preferred Stock;

  . any action that authorized, created or issued any new shares of any class of stock having preferences superior to the Intel Preferred Stock, other than any issuance of the Hyundai Preferred Stock; or

  . any action that reclassifies any outstanding shares of capital stock into shares having preferences or priority as to dividends or assets senior to the preference of the Intel Preferred Stock.

   The senior credit facilities and the senior subordinated notes are senior in right of payment to the Intel Preferred Stock.

Intel Warrant

   Under the Intel Stock Purchase Agreement, we also issued to Intel the Intel Warrant, which entitles Intel to purchase $5.0 million of our common stock at a 20.0% discount to the initial public offering price, when and if we complete an initial public offering of our common stock. Accordingly, we have valued the Intel warrant at $1.25 million and this amount has been recorded as equity. The Intel Preferred Stock has been recorded net of this amount and is being accreted to redemption value over the period to August 1, 2001, the first date at which the Intel Preferred Stock becomes redeemable.

Note 9: Commitments and Contingencies

 Intel Materials Agreement

   On August 5, 1999, ChipPAC Limited and Intel entered into the Intel Materials Agreement pursuant to which Intel will outsource to ChipPAC Limited a portion of its semiconductor packaging needs. In return, we will provide Intel with rebates based upon the volume of packaging services outsourced to us. Rebates are

                                 ChipPAC, Inc.

deducted from revenue and accrued as current liabilities when the sale is made. The rebate percentage applied in computing the accrual is based on projected total sales and the relevant rebate percentages for the periods stated in the agreement. The Intel Materials Agreement covers semiconductor packaging services for which Intel has an ongoing purchasing requirement and for which we are a qualified source and where costs, yields and quality are equal to that of the same services provided by other semiconductor packaging companies. The Intel Materials Agreement also provides that Intel will not enter into other agreements for packaging services that contain provisions relating to competitive pricing and volume guarantees similar to those contained in the Intel Materials Agreement. This restriction only applies to agreements with semiconductor packaging companies that (i) are qualified to provide packaging services to Intel and (ii) provide the same type of packaging services provided by us. The Intel Materials Agreement also obligates us to first offer to Intel rights to use intellectual property related to certain new packaging services technology developed by us. Following the expiration of its initial term on December 31, 2001, the Intel Materials Agreement may be extended upon the mutual consent of ChipPAC Limited and Intel.

   The Company's executive offices in the United States and its facilities in Korea are leased from HEA and HEI respectively, under noncancellable operating lease arrangements through 2001. Rent expense for the years ended December 31, 1996, 1997 1998, and 1999 was $5.0 million, $4.3 million, $7.6 million and $4.9 million respectively. Future annual minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 1999 are as follows (in thousands):

       2000.............................................................. $5,012
       2001..............................................................  2,940
                                                                          ------
                                                                          $7,952
                                                                          ======

Note 10: Related Party Transactions

   The Company has sold packaging and testing services to HEI and to Symbios, Inc. (a subsidiary of HEA). The Company recorded sales of $9.7 million , $2.9 million and $10.8 million to HEI for the years ended December 31, 1997, 1998 and 1999 respectively. The Company recorded sales of $4.2 million and $2.3 million to Symbios, Inc. for the years ended December 31, 1997 and 1998, respectively. Symbios, Inc. was not a subsidiary of HEA during 1999.

   During the periods prior to June 30, 1998, HEI reimbursed CPK for the use of a metal plating facility. After June 30, 1998, HEI entered into an agreement with CPK, whereby CPK charged for plating services on a per piece basis. During fiscal years 1997, 1998 and 1999 the Company recognized $8.5 million, $6.2 million and $8.1 million from HEI as reimbursement for plating services, respectively. These amounts exceeded actual costs by $832,000, $57,000 and $2,734,000 for the years ended December 31, 1997, 1998 and 1999 respectively. The total amount receivable from HEI for plating services and from the sale of packaging services was $11.7 million at December 31, 1999.

   HEI has provided certain support functions for CPK, including sales, administration, finance and treasury management. In connection with these functions, HEI incurred certain expenses on behalf of CPK, which consisted primarily of general, selling and administrative expenses. During the years ended December 31, 1997 and the six months ended June 30, 1998, HEI allocated $4.0 million and $1.2 million, respectively, which are included as an operating expense by the Company. No allocation of operating expenses was made after June 30, 1998, as CPK established its own administration functions.

   In addition, HEI allocated to CPK, $4.3 million and $1.7 million for facilities and utilities costs during fiscal years ended December 31, 1997, and the six-month period ended June 30, 1998, respectively. CPK

                                 ChipPAC, Inc.

expenses which were paid by HEI during the periods prior to June 30, 1998, are recorded as capital contributions. For the six month period from June 30, 1998 to December 31, 1998, CPK paid HEI a total of $5.5 million for facilities, utilities, and employee welfare. During the periods prior to June 30, 1998, a portion of these costs was included in the operating expenses allocated to CPK.

   In December 1998, CPK declared a dividend payable of $9.7 million to HEI, which was paid in February 1999.

   HEI entered into an agreement with the Company to provide technical services and manufacturing support for the Company's facility in China. This agreement was terminated on June 30, 1998. Under this agreement, the Company owed HEI approximately, $4.2 million, $6.7 million and $7.2 million at December 31, 1996, 1997 and 1998, respectively. Payment was made under this agreement at the recapitalization date.

   During 1995 through 1998, HECS contracted with Hyundai Engineering and Construction Co. Ltd. ("HEC"), a Hyundai affiliated company, to construct the Company's packaging and testing facilities in Shanghai, China. From inception through December 31, 1998, charges from HEC amounted to approximately $43.7 million. Amounts payable to HEC, included in the accompanying balance sheets, were $2.2 million and $1.2 million at December 31, 1996 and December 31, 1998 respectively. No amounts are payable or due to HEC at December 31, 1999.

   At December 31, 1998, HECS had a payable of $4.4 million due HEI for the cost of certain equipment which had been transferred to HECS. This amount is included as a current liability in payables to affiliates at December 31, 1998. No amount is payable or due at December 31, 1999.

   The following table summarized the payables to affiliates at December 31, 1998 and 1999 (in thousands):

                                                                   December 31
                                                                   ------------
                                                                    1998   1999
                                                                   ------- ----
   Payables to Affiliates
   Dividend payable to HEI by CPK................................. $ 9,701 $ --
   Management fee due HEI.........................................   7,187   --
   Payable to HEI from HECS for equipment purchases...............   4,430   --
   Payable to HEA from CPI for current tax obligations............     443   --
   Payable to HEC from HECS for construction work.................   1,157   --
                                                                   ------- ----
                                                                   $22,918 $ --
                                                                   ======= ====

   Intercompany Trading Balances comprised the following (in thousands):

                                                                December 31
                                                            --------------------
                                                              1998       1999
                                                            ---------  ---------
   Intercompany Trading Balances
   Intercompany Trading Balances, beginning balance........ $  73,244  $ 119,625
   Intercompany purchases..................................   316,219    337,481
   Intercompany payments...................................  (269,838)  (326,427)
                                                            ---------  ---------
     Intercompany Trading Balances, ending balance......... $ 119,625  $ 130,679
                                                            =========  =========

                                 ChipPAC, Inc.

   Since May 1998, CPI's primary office facility has been located on premises which it has subleased from HEA. During the year ended December 31, 1998 and 1999, HEA charged $467,000 and $789,000 to CPI for rent and building related taxes, insurance, and maintenance.

   At December 31, 1997 and 1998, the Company had advances receivable of $7.5 million and $37.6 million, respectively, due from HEA. These advances were non-interest bearing and had no fixed repayment date. These advances have been classified as deductions from shareholders' equity in these financial statements. No amounts are receivable from HEA at December 31, 1999.

   At June 30, 1998, Hyundai Information Technology ("HIT") entered into a three year agreement with CPK to provide information technology services. Substantially all of CPK's major information technology services are provided by HIT. HIT also entered into a six month agreement at October 1998 to provide CPK with services for Year 2000 remediation. For the six month period from June 30, 1998 to December 31, 1998, HIT charged CPK $1.0 million. For the year ended December 31, 1999, HIT charged CPK $2,265,000. Prior to June 30, 1998, while HIT provided substantially all of CPK's information technology services, such charges were included with the general allocation of general, selling and administrative operating expenses made by HEI.

   During 1998, CPI entered into an agreement with HIT for the installation of a significant portion of a modular software system. The installation of this portion of the software system was completed in February 1999. For the years ended December 31, 1998 and 1999, CPI incurred charges of $1,198,000 and $2,265,000 from HIT, respectively.

 Management Advisory Agreements

   At the time of the recapitalization, the Company entered into advisory agreements with the Equity Investors. Under these agreements, Equity Investors may provide financial, advisory and consulting services to us. In exchange for these services, the Equity Investors will be entitled to receive fees billed at the Equity Investors' customary rates for actual time spent performing these services plus reimbursement for out-of-pocket expenses; provided that, commencing with the quarter ending March 31, 2000, when and if we achieve EBITDA, as calculated through the twelve-month period ended March 31, 2000, in excess of $81.2 million, the Equity Investors will each be entitled to an annual advisory fee, the amount of which will be limited by our senior credit agreements, for the remaining term of the advisory agreement. There are no minimum levels of service required to be provided under the advisory agreements. At the time of the recapitalization, the Equity Investors each received a one-time fee of 1.0% of the aggregate value of the recapitalization, which fees totaled $10 million. In addition, the Equity Investors will each receive a fee not to exceed 1.0% of the aggregate value of any acquisition, divestiture or financing transaction of ChipPAC, Inc. in which the Equity Investors are involved. Each advisory agreement will remain in effect for an initial term of ten years, but they may be terminated by the Equity Investors or us upon written notice 90 days prior to the expiration of the initial term or any extension. Each advisory agreement includes customary indemnification provisions in favor of each of the Equity Investors.

Note 11: Common Stock and Shareholders' and Divisional Equity

   The Company's equity for earlier periods includes the divisional equity of CPI, paid-in-capital of HECS, and the common stock and divisional equity of CPK. This divisional equity was either redeemed or converted in accordance with the terms of the recapitalization agreement.

                                 ChipPAC, Inc.

 Common Stock

   The Company currently has authorized class A, B, and L common stock. There are 180,000,000, $0.01 par value, shares authorized of each class A and class B common stock. At December 31, 1999 there were 96,254,000 shares of class A common stock issued and outstanding and there were no shares of class B common issued or outstanding.

   There are 20,000,000 shares of $0.01 par value Class L common stock, authorized of which 10,456,000 shares were issued and outstanding at December 31, 1999. Only Class A common shares have voting rights.

   In the event of liquidation, the Class L common shares have certain distribution preferences over the Class A and B shares, once the senior liquidation rights of the mandatorily redeemable preferred stock have first been satisfied. To the extent available a liquidating distribution equal to the original share cost, plus an amount equal to 12.0% per annum calculated on a compound basis, shall be made to the holders of the Class L common shares before any distribution is made to the Class A and B shareholders.

   Class A and B common shareholders may convert their shares at the ratio of one to one into the shares of the other class.

Note 12: 1999 Stock Purchase and Option Plan

   As a result of the March 1999 HEI and HEA agreement to re-organize the Company, the 1997 stock purchase plan was terminated. Cash paid to holders of vested options upon termination of the plan totaled approximately $170,000 and was charged as additional employee compensation.

   Our board of directors has adopted the ChipPAC, Inc. 1999 Stock Purchase and Option Plan, or the "1999 Stock Plan," which authorizes the granting of stock options and the sale of Class A common stock or Class L common stock to current or future employees, directors, consultants or advisors of ChipPAC, Inc. or its subsidiaries. Under the 1999 Stock Plan, a committee of the board of directors is authorized to sell or otherwise issue Class A common stock or Class L common stock at any time prior to the termination of the 1999 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the committee up to an aggregate of 15,500,000 shares of Class A common stock and 500,000 shares of Class L common stock, including shares of common stock with respect to which options may be granted, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

                                 ChipPAC, Inc.

   The following table summarizes stock option activity under the 1997 Option Plan of ChipPAC through December 31, 1999:

                                                      Weighted
                              Options                 Average
                             Available     Options    Exercise Aggregate
                             for Grant   Outstanding   Price     Value
                             ----------  -----------  -------- ---------
   Balances at October 1,
    1997...................         --          --       --          --
   Options reserved........   2,508,960         --       --          --
   Options granted.........    (952,750)    952,750    $0.30   $ 285,825
                             ----------  ----------    -----   ---------
   Balances at December 31,
    1997...................   1,556,210     952,750    $0.30     285,825
   Options granted.........    (793,500)    793,500    $0.30     238,050
   Options canceled........     278,500    (278,500)   $0.30     (83,550)
                             ----------  ----------    -----   ---------
   Balances at December 31,
    1998...................   1,041,210   1,467,750    $0.30   $ 440,325
                             ==========  ==========    =====   =========
   Options granted.........    (102,500)    102,500    $0.30      30,750
   Options canceled........   1,076,200  (1,076,200)   $0.30    (322,860)
   Options repurchased.....     494,050    (494,050)   $0.30    (148,215)
   Termination of plan.....  (2,508,960)        --       --          --
                             ----------  ----------    -----   ---------
   Balances at December 31,
    1999...................         --          --       --    $     --
                             ==========  ==========    =====   =========

   As of December 31, 1998, options for 160,239 shares were vested. No options were vested at December 31, 1997.

   The following table summarizes stock option activity under the 1999 Option Plan of ChipPAC through December 31, 1999:

                                                     Weighted
                              Options                Average
                             Available     Options   Exercise Aggregate
                             for Grant   Outstanding  Price     Value
                             ----------  ----------- -------- ----------
   Balances at January 1,
    1999
   Options reserved........   7,500,000         --      --    $      --
   Options granted.........  (5,935,500)  5,935,500   $0.88    5,223,240
   Options canceled........      85,000     (85,000)  $0.88      (74,800)
                             ----------   ---------   -----   ----------
   Balances at December 31,
    1999...................   1,649,500   5,850,500   $0.88   $5,148,440
                             ==========   =========   =====   ==========

   As of December 31, 1999, no options share were vested. The weighted average contractual life is approximately 9.7 years.

   The Company calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                          1997    1998    1999
                                                         ------- ------- -------
   Risk free interest rate..............................    4-5%    4-5%      6%
   Expected lives....................................... 4 years 4 years 4 years
   Dividend yield.......................................     --      --      --
   Expected volatility..................................     --      --      --

                                 ChipPAC, Inc.

Note 13: Income Taxes

   The provision for (benefit from) income taxes is comprised of the following (in thousands):

                                                     Years Ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     --------  -------  -------
   Current
   Federal.......................................... $  1,768  $ 1,099  $   209
   State............................................      519      279       98
   Foreign..........................................    4,817    3,012    4,680

   Deferred
   Federal..........................................      --      (358)     566
   State............................................      --       (62)      95
   Foreign..........................................  (16,775)  16,594   (3,710)
                                                     --------  -------  -------
     Tax expense.................................... $ (9,671) $20,564  $ 1,938
                                                     ========  =======  =======

   Income (loss) before taxes is comprised of the following (in thousands):

                                                      Years Ended December 31,
                                                      -------------------------
                                                        1997     1998    1999
                                                      --------  ------- -------
   Domestic.......................................... $  5,579  $ 2,165 $(1,498)
   Foreign...........................................  (61,368)  50,702  (2,499)
                                                      --------  ------- -------
                                                      $(55,789) $52,867 $(3,997)
                                                      ========  ======= =======

   A summary of the composition of net deferred income tax assets (liabilities) is as follows (in thousands):

                                                                  At December
                                                                      31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Assets:
   Foreign currency transaction losses.......................... $  388     --
   Foreign lease obligations....................................  1,366  $  887
   Impaired loss................................................  1,484     787
   Provision for slow moving inventory..........................    657     971
   Capitalized interest.........................................  2,427   1,591
   Accrued expenses and other...................................    420   2,343
                                                                 ------  ------
                                                                  6,742   6,579
                                                                 ------  ------
   Less liabilities:
   Foreign currency transaction gains........................... (3,182)   (259)
   Foreign lease obligations....................................    --      --
   Reserves deducted for tax, not for books.....................   (868)   (579)
                                                                 ------  ------
                                                                 (4,050)   (838)
                                                                 ------  ------
                                                                 $2,692  $5,741
                                                                 ======  ======

                                 ChipPAC, Inc.

   The differences between provision for (benefit from) income taxes at the statutory Federal income tax rate and income taxes reported in the combined statements of operations are as follows:

                              Years Ended
                              December 31,
                            --------------------
                            1997    1998   1999
                            -----   ----   -----
   Federal statutory tax
    rate................... (35.0)% 35.0 % (35.0)%
   State tax, net of
    Federal benefit........   0.6 %  0.3 %   0.5 %
   Losses not benefitted,
    China..................  12.5 % 11.4 %  14.5 %
   Foreign operations rate
    difference.............   4.6 % (7.8)%  44.2 %
   Other...................   --     --      5.4 %
                            -----   ----   -----
                            (17.3)% 38.9 %  29.6 %
                            =====   ====   =====

   Since inception on September 30, 1997, until August 5, 1999 CPI has been a party to a tax sharing agreement with its parent company HEA with which it has filed a consolidated US Federal income tax return, and various consolidated and separate state income tax returns. Under the tax sharing agreement CPI will remit to HEA its tax liability calculated on a separate company basis. For the year ended December 31, 1998, CPI recorded an income tax provision of $954,000, of which $443,000 was recorded as a current liability due to HEA. The balance of prior tax charges was accounted for as a reduction of shareholder receivable--HEA, and included in shareholders' and divisional equity.

   HECS operates under a business license in China whereby a tax holiday is granted to the Company. The tax holiday entitles the Company to a two year tax exemption followed by three years of reduced statutory tax rates being applied to taxable income generated in the five year period commencing from the first year HECS generates taxable income, after utilization of operating losses carried forward. Operating losses may be carried over for five years. HECS has been loss making to date. No benefit for income taxes has been reflected in the accompanying combined financial statements for losses incurred by HECS, thereby increasing the effective tax rate.

   Under Korean tax law, CPK is allowed certain income tax deductions for the appropriation of retained earnings and the Company has established a deferred tax liability for such appropriations. In addition, CPK incurred certain unrealized foreign currency translation gains and losses, included in operations, which must be deferred for tax reporting purposes. The accompanying combined financial statements reflect the provision or benefit for such gains and losses and are reflected as deferred income tax assets and liabilities.

   Included in contributions to capital is approximately $4.2 million comprised primarily of income tax liability assumed by the Company's parent through December 31, 1998.

Note 14: Employee Benefit Plans

 Retirement and Deferred Savings Plan--United States

   CPI has maintained a retirement and deferred savings plan for its employees (the "401(k) Plan") through its immediate parent company, HEA. The 401(k) Plan is intended to qualify as a tax qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of tax gross compensation (up to a statutory limit). Under the 401(k) Plan, the Company is required to make contributions based on contributions made by employees. The Company's contributions to the 401(k) Plan for the years ended December 31, 1996, 1997, 1998 and 1999 were approximately $11,000, $49,000,
$119,000 and $175,000 respectively. All amounts contributed by participants and related earnings are fully vested at all times.

                                 ChipPAC, Inc.

 Employee Welfare and Social Insurance Plan--China

   In accordance with the National and Shanghai Municipal Regulations on labor administration, HECS is required to provide a certain percentage of total employee salaries as a welfare and social insurance reserve. The rates of provision are as follows:

     Pension.............................................................. 25.5%
     Welfare fund.........................................................  5.5%
     Housing fund.........................................................  6.0%
     Unemployment insurance fund..........................................  2.0%

   Employee welfare and social insurance expense for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $449,100, $820,900, and
$1,230,000 respectively. The Company is under a statutory requirement in China to establish and maintain a general reserve fund and an enterprise expansion fund by way of appropriations from net income. The board of directors determines the amount of the appropriations. There were no amounts appropriated for these funds during the periods presented.

 Severance Benefits--Korea

   Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with CPK, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date.

   In accordance with the National Pension Act, a certain portion of severance benefits is required to be remitted to the National Pension Fund and deducted from accrued severance benefits. The amounts contributed will be refunded to employees from the National Pension Fund upon retirement. The expense for severance benefits for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $3.0 million, $2.9 million and $0.6 million, respectively.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1997
                                 (In thousands)

                            Guarantors      Non-Guarantor
                         -----------------  -------------
                           CPI      CPK         HECS      Eliminations Combined
                         -------- --------  ------------- ------------ --------
Revenue:
  Intercompany revenue.. $    --  $222,661    $ 21,611     $(244,272)  $    --
  Customer revenue......  235,821   53,608         --            --     289,429
                         -------- --------    --------     ---------   --------
    Revenue.............  235,821  276,269      21,611      (244,272)   289,429
Cost of revenue.........  222,628  227,041      23,841      (244,272)   229,238
                         -------- --------    --------     ---------   --------
Gross profit............   13,193   49,228      (2,230)          --      60,191
Operating expenses:
  Selling, general &
   administrative.......    6,814    9,039         --            --      15,853
  Research &
   development..........      841    3,211         --            --       4,052
  Management fees
   charged by
   affiliate............      --       --        3,199           --       3,199
  Writedown of impaired
   assets...............      --     3,339       8,230           --      11,569
                         -------- --------    --------     ---------   --------
    Total operating
     expenses...........    7,655   15,589      11,429           --      34,673
                         -------- --------    --------     ---------   --------
Operating income........    5,538   33,639     (13,659)          --      25,518
Non-operating income
 (Expense)
                         -------- --------    --------     ---------   --------
  Interest income.......       41      --           55           --          96
                         -------- --------    --------     ---------   --------
  Interest expense......      --    (9,858)     (1,114)          --     (10,972)
  Foreign currency gains
   (losses).............      --   (69,691)         22           --     (69,669)
  Other income
   (expenses), net......      --     4,497      (5,259)          --        (762)
    Non-operating income
     (expenses).........       41  (75,052)     (6,296)          --     (81,307)
Income (loss) before
 income taxes...........    5,579  (41,413)    (19,955)          --     (55,789)
Provision for (benefit
 from) income taxes.....    2,290  (11,961)        --            --      (9,671)
                         -------- --------    --------     ---------   --------
    Net Income (loss)... $  3,289 $(29,452)   $(19,955)    $     --    $(46,118)
                         ======== ========    ========     =========   ========


   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF CASH FLOWS

                          Year Ended December 31, 1997
                                 (In thousands)

                                                Non-
                             Guarantors       Guarantor
                          ------------------  ---------
                            CPI       CPK       HECS     Eliminations Combined
                          -------  ---------  ---------  ------------ ---------
Cash flows from
 operating activities:
Net Income..............  $ 3,289  $ (29,452) $(19,955)    $    --    $ (46,118)
Adjustments to reconcile
 net income:
 Depreciation and
 amortization...........       75     37,176     3,431          --       40,682
  Write down of impaired
   assets...............      --       3,339     8,230          --       11,569
  Provision for
   inventory and
   receivables..........      --       3,502       --           --        3,502
  Foreign currency
   (gains) losses.......      --      69,669       --           --       69,669
  (Gain) loss on
   intercompany sales of
   equipment............      --      (4,709)      --         4,709         --
  (Gain) loss on
   external sales of
   equipment............      --         515       --           --          515
Changes in assets and
 liabilities:
  Intercompany accounts
   receivable...........      --     (45,898)      308       45,590         --
  Accounts receivable...   (9,647)      (445)      --           --      (10,092)
  Inventories...........      --     (15,006)   (1,116)         --      (16,122)
  Prepaid expenses and
   other assets.........        6    (16,526)       49          --      (16,471)
  Advances (to) from
   affiliates...........     (781)       --      3,199          --        2,418
  Intercompany accounts
   payable..............   13,465       (300)   32,425      (45,590)        --
  Accounts payable......      205      4,801       --           --        5,006
  Accrued expenses &
   other liabilities....    2,665     (4,053)   (1,181)         --       (2,569)
  Other long-term
   liabilities..........      --       1,226       --           --        1,226
                          -------  ---------  --------     --------   ---------
    Net cash provided by
     operating
     activities.........    9,277      3,839    25,390        4,709      43,215
                          -------  ---------  --------     --------   ---------
Cash flows used in
 investing activities:
Acquisition of property
 and equipment..........     (838)  (101,747)  (36,749)      28,641    (110,693)
Proceeds, intercompany
 equipment sales........      --      33,350       --       (33,350)        --
Proceeds, external
 equipment sales........      --          17       --                        17
                          -------  ---------  --------     --------   ---------
    Net cash used in
     investing
     activities.........     (838)   (68,380)  (36,749)      (4,709)   (110,676)
                          -------  ---------  --------     --------   ---------
Cash flows provided by
 financing activities:
Advances to HEA.........   (7,466)       --        --           --       (7,466)
Proceeds from short-term
 loans..................      --      83,014     3,000          --       86,014
Repayment of short-term
 loans..................      --     (61,804)   (1,808)         --      (63,612)
Proceeds from term
 loans..................      --      28,511    11,000          --       39,511
Repayment, term loans
 and capital leases.....      --     (15,124)   (2,057)         --      (17,181)
Contributions
 (withdrawals) of
 capital................      --      26,306       --           --       26,306
                          -------  ---------  --------     --------   ---------
    Net cash provided by
     financing
     activities.........   (7,466)    60,903    10,135          --       63,572
                          -------  ---------  --------     --------   ---------
Effect from changes in
 exchange rates.........      --       4,698       (65)         --        4,633
                          -------  ---------  --------     --------   ---------
Net increase (decrease)
 in cash................      973      1,060    (1,289)         --          744
Cash and equivalents at
 beginning of period....      --          31     2,292          --        2,323
                          -------  ---------  --------     --------   ---------
Cash and equivalents at
 end of period..........  $   973  $   1,091  $  1,003     $    --    $   3,067
                          =======  =========  ========     ========   =========

   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

                SUPPLEMENTAL COMBINING CONDENSED BALANCE SHEETS

                               December 31, 1998
                                 (In thousands)

                            Guarantors       Non-Guarantor
                         ------------------  -------------
                           CPI       CPK         HECS      Eliminations Combined
                         --------  --------  ------------- ------------ --------
         ASSETS

Current assets:
  Cash and cash
   equivalents.......... $ 10,827  $ 44,292    $ 13,648     $     --    $ 68,767
  Receivable from
   shareholder..........      --      4,922         --            --       4,922
  Intercompany accounts
   receivable...........   10,845   103,833       1,947      (116,625)       --
  Accounts receivable
   from customers.......   34,741     2,988         --            --      37,729
  Inventories...........      --     10,110         215           --      10,325
  Deferred taxes........      420       383         --            --         803
  Prepaid expenses &
   other current
   assets...............       74     2,504         345           --       2,923
                         --------  --------    --------     ---------   --------
    Total current
     assets.............   56,907   169,032      16,155      (116,625)   125,469
  Property, plant and
   equipment, net.......    5,807   142,265      80,930           --     229,002
  Other assets..........       10     4,991         --            --       5,001
                         --------  --------    --------     ---------   --------
    Total assets........ $ 62,724  $316,288    $ 97,085     $(116,625)  $359,472
                         ========  ========    ========     =========   ========

 LIABILITIES AND EQUITY

Current liabilities:
  Intercompany accounts
   payable.............. $ 83,556  $ (1,052)   $ 34,121     $(116,625)       --
  Accounts payable......    2,284    57,761       1,808           --    $ 61,853
  Accrued expenses and
   other liabilities....    1,128     3,537       3,012           --       7,677
  Short-term debt.......      --      3,077      15,700           --      18,777
  Current portion of
   long-term debt.......      --     21,173      10,781           --      31,954
  Current portion of HEI
   long-term debt.......      --      2,610         --            --       2,610
  Payables to
   affiliates...........      443    10,858      11,617           --      22,918
                         --------  --------    --------     ---------   --------
    Total current
     liabilities........   87,411    97,964      77,039      (116,625)   145,789
  Long-term debt, less
   current portion......      --     63,495      17,448           --      80,943
  HEI long-term debt,
   less current
   portion..............      --     18,208         --            --      18,208
  Other long-term
   liabilities..........      --      1,341         --            --       1,341
                         --------  --------    --------     ---------   --------
    Total liabilities...   87,411   181,008      94,487      (116,625)   246,281
                         --------  --------    --------     ---------   --------
Shareholders' and
 divisional equity:
  Preferred stock and
   paid in capital......   16,674   110,124      53,293           --     180,091
  Shareholder
   receivable-HEA.......  (37,626)      --          --            --     (37,626)
  Accumulated earnings
   (deficit)............   (3,735)   15,149     (51,166)          --     (39,752)
  Accumulated other
   comprehensive income
   (loss)...............      --     10,007         471           --      10,478
                         --------  --------    --------     ---------   --------
    Shareholders' and
     divisional equity..  (24,687)  135,280       2,598           --     113,191
                         --------  --------    --------     ---------   --------
    Total liabilities
     and equity......... $ 62,724  $316,288    $ 97,085     $(116,625)  $359,472
                         ========  ========    ========     =========   ========

   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1998
                                 (In thousands)

                            Guarantors      Non-Guarantor
                         -----------------  -------------
                           CPI      CPK         HECS      Eliminations Combined
                         -------- --------  ------------- ------------ --------
Revenue:
  Intercompany revenue.. $    --  $302,460    $ 13,759     $(316,219)  $    --
  Customer revenue......  319,678   14,403         --            --     334,081
                         -------- --------    --------     ---------   --------
    Revenue.............  319,678  316,863      13,759      (316,219)   334,081
Cost of revenue.........  303,937  256,626      26,021      (316,219)   270,365
                         -------- --------    --------     ---------   --------
Gross profit............   15,741   60,237     (12,262)          --      63,716
Operating expenses:
  Selling, general &
   administrative.......   10,252    4,815         --            --      15,067
  Research &
   development..........    3,604    4,088         --            --       7,692
  Management fees
   charged by
   affiliate............      --       --          528           --         528
  Writedown of impaired
   assets...............      --       --          --            --         --
                         -------- --------    --------     ---------   --------
    Total operating
     expenses...........   13,856    8,903         528           --      23,287
                         -------- --------    --------     ---------   --------
Operating income........    1,885   51,334     (12,790)          --      40,429
Non-operating Income
 (Expense):
  Interest income.......      265      967          44           --       1,276
  Interest expense......      --    (9,973)     (3,367)          --     (13,340)
  Foreign currency gains
   (losses).............      --    24,699         (29)          --      24,670
  Other income
   (expenses), net......       15      903      (1,086)          --        (168)
                         -------- --------    --------     ---------   --------
    Non-operating income
     (expenses).........      280   16,596      (4,438)          --      12,438
                         -------- --------    --------     ---------   --------
Income (loss) before
 income taxes...........    2,165   67,930     (17,228)          --      52,867
Provision for (benefit
 from) income taxes.....      954   19,610         --            --      20,564
                         -------- --------    --------     ---------   --------
    Net Income (loss)... $  1,211 $ 48,320    $(17,228)    $     --    $ 32,303
                         ======== ========    ========     =========   ========


   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF CASH FLOWS

                          Year Ended December 31, 1998
                                 (In thousands)

                             Guarantors       Non-Guarantor
                          ------------------  -------------
                            CPI       CPK         HECS      Eliminations Combined
                          --------  --------  ------------- ------------ --------
Cash flows from
 operating activities:
Net Income..............  $  1,211  $ 48,320    $(17,228)     $    --    $ 32,303
Adjustments to reconcile
   net income
   Depreciation and
   amortization.........       489    35,584       9,782           --      45,855
  Write down of impaired
   assets...............       --        --          --            --         --
  Provision for
   inventory and
   receivables..........       448      (873)        --            --        (425)
  Foreign currency
   (gains) losses.......       --    (24,670)        --            --     (24,670)
  (Gain) loss on
   intercompany sales of
   equipment............       --       (686)        --            686        --
  (Gain) loss on
   external sales of
   equipment............       --         26         --            --          26
Changes in assets and
 liabilities............                 --
Intercompany accounts
 receivable.............   (10,845)  (39,058)      3,576        46,327        --
Accounts receivable.....    (8,367)   (4,373)        --            --     (12,740)
Inventories.............       --      7,056       2,033           --       9,089
Prepaid expenses and
 other assets...........      (475)   11,761         519            54     11,859
Advances (to) from
 affiliates.............       443      (730)      4,958           --       4,671
Intercompany accounts
 payable................    59,196    (3,573)     (9,242)      (46,381)       --
Accounts payable........     1,777    36,395       1,807           --      39,979
Accrued expenses and
 other liabilities......       642    (1,615)      1,099           --         126
Other long-term
 liabilities............       --     (7,326)        --            --      (7,326)
                          --------  --------    --------      --------   --------
    Net cash provided by
     operating
     activities.........    44,519    56,238      (2,696)          686     98,747
                          --------  --------    --------      --------   --------
Cash flows used in
 investing activities:
Acquisition of property
 and equipment..........    (5,443)  (52,514)    (13,240)        9,865    (61,332)
Proceeds, intercompany
 equipment sales........       --     10,551         --        (10,551)       --
Proceeds, external
 equipment sales........       --      1,635         --            --       1,635
                          --------  --------    --------      --------   --------
    Net cash used in
     investing
     activities.........    (5,443)  (40,328)    (13,240)         (686)   (59,697)
                          --------  --------    --------      --------   --------
Cash flows provided by
 financing activities:
Advances to HEA.........   (30,160)      --          --            --     (30,160)
Proceeds from short-term
 loans..................       --     50,735      12,656           --      63,391
Repayment of short-term
 loans..................       --    (79,136)         43           --     (79,093)
Proceeds from term
 loans..................       --        185      10,000           --      10,185
Repayment, term loans
 and capital leases.....       --    (17,681)    (14,114)          --     (31,795)
Contributions
 (withdrawals) of
 capital................       938    62,014      20,001           --      82,953
                          --------  --------    --------      --------   --------
    Net cash provided by
     financing
     activities.........   (29,222)   16,117      28,586           --      15,481
                          --------  --------    --------      --------   --------
Effect from changes in
 exchange rates.........       --     11,174          (5)          --      11,169
                          --------  --------    --------      --------   --------
Net increase (decrease)
 in cash................     9,854    43,201      12,645           --      65,700
Cash and equivalents at
 beginning of period....       973     1,091       1,003           --       3,067
                          --------  --------    --------      --------   --------
Cash and equivalents at
 end of period..........  $ 10,827  $ 44,292    $ 13,648      $    --    $ 68,767
                          ========  ========    ========      ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

               SUPPLEMENTAL CONDENSED CONSOLIDATED BALANCE SHEETS

                          Year Ended December 31, 1999
                                 (In thousands)

                           Parent
                          Guarantor   Issuer              Non-Guarantor
                          ---------  --------    Other    -------------
                             CPI     CP Int'l  Guarantors     HECS      Eliminations Consolidated
                          ---------  --------  ---------- ------------- ------------ ------------
         ASSETS

Current assets:
  Cash and cash
   equivalents..........  $  1,006   $  3,474   $ 22,275     $ 5,362           --     $  32,117
  Intercompany accounts
   receivable...........     6,778      4,053    128,078       8,799     $(147,708)         --
  Accounts receivable
   from customers.......       (28)       --      41,673          20           --        41,665
  Inventories...........       --         --      17,331         166           --        17,497
  Deferred taxes........       --         --         775         --            --           775
  Prepaid expenses &
   other current
   assets...............       230        --       1,884         272           --         2,386
                          --------   --------   --------     -------     ---------    ---------
   Total current
    assets..............     7,986      7,527    212,016      14,619       147,708)      94,440
                          --------   --------   --------     -------     ---------    ---------
Property, plant and
 equipment, net.........     6,293          0    142,680      77,958             0      226,931
Intercompany loans
 receivable.............       --     271,000        --          --       (271,000)         --
Investment in
 subsidiaries...........    82,866     30,532    283,366         --       (396,764)         --
Other assets............        27     13,595      8,436         --            --        22,058
                          --------   --------   --------     -------     ---------    ---------
   Total assets.........  $ 97,172   $322,654   $646,498     $92,577     $(815,472)   $ 343,429
                          ========   ========   ========     =======     =========    =========

 LIABILITIES AND EQUITY

Current liabilities:
  Intercompany accounts
   payable..............  $    (29)  $    --    $116,150     $31,586     $(147,707)         --
  Accounts payable......     1,251         40     49,265       1,652           --     $  52,208
  Accrued expenses and
   other liabilities....     4,467      9,044      9,992       3,705           --        27,208
  Deferred taxes........       --         --         --          --            --           --
  Short-term debt.......       --         --         --          --            --           --
  Current portion of
   long-term debt.......       --       4,800        --          --            --         4,800
                          --------   --------   --------     -------     ---------    ---------
   Total current
    liabilities.........     5,689     13,884    175,407      36,943      (147,707)      84,216
                          ========   ========   ========     =======     =========    =========
  Long-term debt, less
   current portion......       --     295,200        --          --            --       295,200
  Intercompany loans
   payable..............       --         --     237,000      34,000      (271,000)         --
  Other long-term
   liabilities..........       240        --       3,689         --            --         3,929
                          --------   --------   --------     -------     ---------    ---------
   Total liabilities....     5,929    309,084    416,096      70,943      (418,707)     383,345
                          ========   ========   ========     =======     =========    =========
Mandatorily redeemable
 preferred stock........    82,970        --         --          --            --        82,970
Shareholders' and
 divisional equity:
  Common stock..........     1,067        --         --          --            --         1,067
  Warrants--common stock
   A....................     1,250        --         --          --            --         1,250
  Additional paid in
   capital..............    85,750        --         --          --            --        85,750
  Receivable from
   shareholder..........    (1,128)       --         --          --            --        (1,128)
  Divisional equity, net
   of capital
   distributions........   (63,403)    14,191    205,655      85,281      (409,438)    (167,714)
  Accumulated earnings
   (deficit)............   (15,263)      (621)    16,043     (64,112)       12,673      (51,280)
  Accumulated other
   comprehensive income
   (loss)...............       --         --       8,704         465           --         9,169
                          --------   --------   --------     -------     ---------    ---------
   Shareholders' and
    divisional equity...     8,273     13,570    230,402      21,634      (396,765)    (122,886)
                          --------   --------   --------     -------     ---------    ---------
   Total liabilities and
    equity..............  $ 97,172   $322,654   $646,498     $92,577     $(815,472)   $ 343,429
                          ========   ========   ========     =======     =========    =========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1999
                                 (In thousands)

                          Parent
                         Guarantor   Issuer              Non-Guarantor
                         ---------  --------    Other    -------------
                            CPI     CP Int'l  Guarantors     HECS      Eliminations Consolidated
                         ---------  --------  ---------- ------------- ------------ ------------
Revenue
  Intercompany revenue.. $ 10,772   $   --     $320,618    $ 16,863     $(348,253)    $    --
  Customer revenue......  191,897       --      183,482         151           --       375,530
                         --------   -------    --------    --------     ---------     --------
    Revenue.............  202,669       --      504,100      17,014      (348,253)     375,530
Cost of revenue.........  183,633       --      444,339      26,997      (337,481)     317,488
                         --------   -------    --------    --------     ---------     --------
Gross profit............   19,036       --       59,761      (9,983)      (10,772)      58,042
Operating expenses:
  Selling, general &
   administrative.......   15,113       --       16,878         --        (10,772)      21,219
  Research &
   development..........    5,928       --        6,434         --            --        12,362
  Change of control
   expenses.............      180       --       11,662         --            --        11,842
                         --------   -------    --------    --------     ---------     --------
    Total operating
     expenses...........   21,221       --       34,974         --        (10,772)      45,423
                         --------   -------    --------    --------     ---------     --------
Operating Income........   (2,185)      --       24,787      (9,983)          --        12,619
Non-operating Income
 (Expense)
  Interest income.......      625    12,491      14,101         441       (24,907)       2,751
  Interest expense......      --    (14,481)    (28,416)     (3,251)       24,907      (21,241)
  Foreign currency gains
   (losses).............      --        --        1,253         (29)          --         1,224
  Income (loss) from
   investment in
   subsidiaries.........   (4,848)    1,502      (9,327)        --         12,673          --
  Other income
   (expenses), net......       61       --          713        (124)          --           650
                         --------   -------    --------    --------     ---------     --------
    Non-operating income
     (expenses).........   (4,162)     (488)    (21,676)     (2,963)       12,673      (16,616)
                         --------   -------    --------    --------     ---------     --------
Income (loss) before
 income taxes...........   (6,347)     (488)      3,111     (12,946)       12,673       (3,997)
Provision for (benefit
 from) income taxes.....      961       132         845         --            --         1,938
                         --------   -------    --------    --------     ---------     --------
Income before
 extraordinary item.....   (7,308)     (620)      2,266     (12,946)       12,673       (5,935)
Extraordinary item:
  Loss from early
   extinguishment of
   debt, net of related
   income tax benefit...      --        --       (1,373)        --            --         1,373
                         --------   -------    --------    --------     ---------     --------
    Net Income (loss)... $ (7,308)  $  (620)   $    893    $(12,946)    $  12,673     $ (7,308)
                         ========   =======    ========    ========     =========     ========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF CASH FLOWS

                          Year Ended December 31, 1999
                                 (In thousands)

                          Parent
                         Guarantor   Issuer                Non-Guarantor
                         ---------  ---------    Other     -------------
                            CPI     CP Int'l   Guarantors      HECS      Eliminations Consolidated
                         ---------  ---------  ----------  ------------- ------------ ------------
Cash flows from
 operating activities:
Net Income.............  $ (7,308)  $    (620) $     893     $(12,946)    $  12,673    $  (7,308)
Adjustments to
 reconcile net income
 (loss) to net cash
 provided by operating
 activities:
 Depreciation and
  amortization.........     1,753         774     44,490       10,458           --        57,475
 Provision for
  inventory and
  receivables..........      (110)        --        (950)         --            --        (1,060)
 Non-operating early
  debt extinguishment
  loss.................       --          --       1,373          --            --         1,373
 Foreign currency
  (gains) losses.......       --          --      (1,224)         --            --        (1,224)
 (Gain) loss on
  external sales of
  equipment............       --          --        (283)           1           --          (282)
 Equity income from
  investment in
  subsidiaries.........     4,848      (1,502)     9,327          --        (12,673)         --
Changes in assets and
 liabilities:
 Intercompany accounts
  receivable...........     4,067      (4,053)   (21,244)      (6,852)       28,082          --
 Accounts receivable...    34,879         --     (34,109)         (20)          --           750
 Inventories...........       --          --      (5,464)          49           --        (5,415)
 Prepaid expenses and
  other assets.........       247         --      (3,198)          73           --        (2,878)
 Advances (to) from
  affiliates...........      (443)        --      (6,981)         --            --        (7,424)
 Intercompany accounts
  payable..............   (83,585)        --     114,203       (2,536)      (28,082)         --
 Accounts payable......    (1,035)         40    (10,465)        (155)          --       (11,615)
 Accrued expenses &
  other liabilities....     4,000       9,045      6,283          693           --        20,021
 Other long-term
  liabilities..........       --          --       3,519          --            --         3,519
                         --------   ---------  ---------     --------     ---------    ---------
   Net cash provided by
    operating
    activities.........   (42,687)      3,684     96,170      (11,235)          --        45,932
                         --------   ---------  ---------     --------     ---------    ---------
Cash flows used in
 investing activities:
Acquisition of property
 and equipment.........    (2,239)        --     (52,792)      (9,926)        7,101      (57,856)
Proceeds, external
 equipment sales.......       --          --       6,017        2,431        (7,101)       1,347
Investment in
 subsidiaries..........   (90,637)    (29,030)  (184,970)         --        304,637          --
                         --------   ---------  ---------     --------     ---------    ---------
   Net cash used in
    investing
    activities.........   (92,876)    (29,030)  (231,745)      (7,495)      304,637      (56,509)
                         --------   ---------  ---------     --------     ---------    ---------
Cash flows provided by
 financing activities:
Loans & advances with
 affiliates............       --          --         --        (4,430)          --        (4,430)
Proceeds from short-
 term loans............       --          --       1,169          --            --         1,169
Repayment of short-term
 loans.................       --          --      (3,769)     (15,700)          --       (19,469)
Net proceeds from long-
 term loans............       --      285,631        --           --            --       285,631
Repayment, term loans
 and capital leases....       --          --    (105,387)     (28,228)          --      (133,615)
Intercompany loan
 (advances) payments...       --     (271,000)   237,000       34,000           --           --
Capital redemption at
 recap.................       --          --    (311,220)         --            --      (311,220)
Capital contributions
 at recap..............       --          --      19,816          --            --        19,816
Intercompany capital
 contributions.........       --       14,215    290,422          --       (304,637)         --
Payments made to
 extinguish debt
 early.................       --          --      (1,373)         --            --        (1,373)
Dividend paid..........       --          --      (9,435)         --            --        (9,435)
Net proceeds from
 common stock
 issuance..............    74,071         (26)       (27)         --            --        74,018
Net proceeds from
 mandatorily redeemable
 preferred stock.......    50,000         --         --           --            --        50,000
Net proceeds from sale
 of stock to
 management............     1,671         --         --           --            --         1,671
Contributions
 (withdrawals) of
 capital...............       --          --      (4,052)      24,802           --        20,750
                         --------   ---------  ---------     --------     ---------    ---------
   Net cash provided by
    financing
    activities.........   125,742      28,820    113,144       10,444      (304,637)     (26,487)
                         --------   ---------  ---------     --------     ---------    ---------
Effect from changes in
 exchange rates........       --          --         414          --            --           414
                         --------   ---------  ---------     --------     ---------    ---------
Net increase (decrease)
 in cash...............    (9,821)      3,474    (22,017)      (8,286)          --       (36,650)
Cash and equivalents at
 beginning of period...    10,827         --      44,292       13,648           --        68,767
                         --------   ---------  ---------     --------     ---------    ---------
Cash and equivalents at
 end of period.........  $  1,006   $   3,474  $  22,275     $  5,362     $     --     $  32,117
                         ========   =========  =========     ========     =========    =========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                  (Unaudited)

                                                         December 31, March 31,
                                                             1999       2000
                                                         ------------ ---------
                        ASSETS
                        ------
Current assets:
  Cash and cash equivalents............................   $  32,117   $  19,538
  Accounts receivable, less allowance for doubtful
   accounts of $1,203 and $1,196.......................      30,003      35,535
  Receivable from shareholder..........................      11,662         --
  Inventories..........................................      17,497      14,941
  Deferred taxes.......................................         775         716
  Prepaid expenses and other current assets............       2,386       7,799
                                                          ---------   ---------
    Total current assets...............................      94,440      78,529
Property and equipment, net............................     226,931     229,430
Other assets...........................................      22,058      20,995
                                                          ---------   ---------
    Total assets.......................................   $ 343,429   $ 328,954
                                                          =========   =========

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND
                         EQUITY
-------------------------------------------------------
Current liabilities:
  Bank borrowings......................................   $     --    $   7,500
  Accounts payable.....................................      52,208      35,723
  Accrued expenses and other liabilities...............      27,208      18,727
  Current portions of long-term debt...................       4,800       7,300
                                                          ---------   ---------
    Total current liabilities..........................      84,216      69,250
                                                          ---------   ---------
Long-term debt, less current portion...................     295,200     292,700
Other long-term liabilities............................       3,929       4,512
                                                          ---------   ---------
    Total liabilities..................................     383,345     366,462
                                                          ---------   ---------

Commitments and contingencies

Mandatorily redeemable preferred stock.................      82,970      85,685
Shareholders' and divisional equity:
  Common stock--class A................................         963         974
  Common stock--class B................................         --          --
  Common stock--class L................................         104         104
  Warrants--common stock A.............................       1,250       1,250
  Additional paid in capital--common stock.............      85,750      86,336
  Divisional equity, net of capital redemption.........    (167,714)   (167,714)
  Receivable from shareholders.........................      (1,128)     (1,478)
  Accumulated deficit..................................     (51,280)    (51,834)
  Accumulated other comprehensive income...............       9,169       9,169
                                                          ---------   ---------
    Total shareholders' and divisional equity..........    (122,886)   (123,193)
                                                          ---------   ---------
    Total liabilities, mandatorily redeemable preferred
     stock and equity..................................   $ 343,429   $ 328,954
                                                          =========   =========


  The accompanying notes form an integral part of these condensed consolidated financial statements.

                                 ChipPAC, Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)
                                  (Unaudited)

                                                              Three Months
                                                             Ended March 31,
                                                             ----------------
                                                              1999     2000
                                                             -------  -------
Revenue..................................................... $85,548  $97,469
Cost of revenue.............................................  72,131   77,044
                                                             -------  -------
Gross profit................................................  13,417   20,425
Operating expenses:
  Selling, general and administrative.......................   4,511    7,099
  Research and development..................................   3,003    2,631
                                                             -------  -------
    Total operating expenses................................   7,514    9,730
                                                             -------  -------
Operating income............................................   5,903   10,695
Non-operating income (expenses):
  Interest income...........................................     950      238
  Interest expense..........................................  (3,007)  (8,764)
  Foreign currency gains (losses)...........................     946      399
  Other income (expenses), net..............................     127      134
                                                             -------  -------
    Non-operating income (expenses).........................    (984)  (7,993)
                                                             -------  -------
Income before income taxes..................................   4,919    2,702
Provision for income taxes..................................   3,115      542
                                                             -------  -------
Net income.................................................. $ 1,804  $ 2,160
                                                             =======  =======
Accretion of dividends on mandatorily redeemable preferred
 stock......................................................     --    (2,549)
Accretion of recorded value of the Intel warrant............     --      (156)
                                                             -------  -------
    Net income (loss) available to common shareholders...... $ 1,804  $  (545)
                                                             =======  =======
Comprehensive income:
  Net income (loss).........................................   1,804    2,160
  Currency translation loss.................................  (3,526)     --
                                                             -------  -------
    Comprehensive income (loss)............................. $(1,722) $ 2,160
                                                             =======  =======

  The accompanying notes form an integral part of these condensed consolidated financial statements.

                                 ChipPAC, Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                         --------------------
                                                           1999       2000
                                                         ---------  ---------
Cash flows from operating activities:
Net income (loss)....................................... $   1,804  $   2,160
Adjustments to reconcile net income (loss) to net cash
 provided by (use in) operating activities:
  Depreciation and amortization.........................    13,465      8,891
  Provision for inventory and accounts receivable.......      (517)      (151)
  Non-operating early debt extinguishments loss.........       --         --
  Foreign currency (gains) losses.......................      (946)      (399)
  (Gain) loss on sale of equipment......................       (98)      (132)
  Change in assets and liabilities:
    Accounts receivable.................................    12,451      6,461
    Inventories.........................................    (3,283)     2,347
    Prepaid expenses and other assets...................     1,204     (4,338)
    Advances (to) from affiliates.......................    (4,224)       --
    Accounts payable....................................   (23,095)   (16,989)
    Accrued expenses and other current liabilities......     2,617     (8,310)
    Other long-term liabilities.........................     1,486      1,020
                                                         ---------  ---------
      Net cash provided by (used in) operating
       activities.......................................       864     (9,440)
                                                         ---------  ---------
Cash flows used in investing activities:
Acquisition of property and equipment...................    (4,343)   (11,042)
Proceeds from sale of equipment.........................       119        154
                                                         ---------  ---------
      Net cash used in investing activities.............    (4,224)   (10,888)
                                                         ---------  ---------
Cash flows provided by financing activities:
Advances (to) from affiliates...........................       186       (350)
Proceeds from short-term loans..........................       693     13,500
Repayment of short-term loans...........................    (4,653)    (6,000)
Repayments of long-term debt and capital leases ........    (5,043)       --
Dividend paid...........................................    (9,435)       --
Proceeds from stock issuance............................       --         599
Contributions to (withdrawals from) paid in capital.....    20,989        --
                                                         ---------  ---------
      Net cash provided by (used in) financing
       activities.......................................     2,737      7,749
                                                         ---------  ---------
Effect on cash from changes in exchange rates...........    (1,379)       --
Net increases (decrease) in cash........................   (2,002)    (12,579)
Cash and cash equivalents at beginning of period........    68,767     32,117
                                                         ---------  ---------
Cash and cash equivalents at end of period.............. $  66,865  $  19,538
                                                         =========  =========

  The accompanying notes form an integral part of these condensed consolidated financial statements.

                                 ChipPAC, Inc.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      For the Quarter Ended April 2, 2000
                                  (Unaudited)

Note 1: Interim Statements

   In the opinion of management of ChipPAC, Inc. ("ChipPAC"), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. ChipPAC believes that the disclosures are adequate to make the information not misleading. However, it is suggested that this financial data be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 1999 included in ChipPAC's 1999 Registration on Form S-4 (Registration No. 333-91641) as declared effective by the Securities and Exchange Commission on April 28, 2000.

   The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year which ends on December 31, 2000.

 Basis of Presentation

   Prior to August 5, 1999 the Company represented the combination of three business units of Hyundai Electronics Industries Co., Ltd. ("HEI") which operated collectively as HEI's worldwide packaging and testing operations. These three business units historically consisted of the Assembly and Test Division of HEI, Hyundai ELectronics Co. (Shanghai) Ltd. ("HECS"), and the Assembly and Test Division of Hyundai Electronics America ("HEA"), a majority owned subsidiary of HEI. Sales and marketing services were primarily performed by the Assembly and Test Division of HEA, and packaging and testing services were performed by HECS and the Assembly and Test Division of HEI.

   On August 5, 1999, affiliates of Bain Capital, Inc. and SXI Group LLC, a portfolio concern of Citicorp Venture Capital Ltd., which we refer to collectively as the "Equity Investors," and management acquired a controlling interest in the Company from Hyundai Electronics and Hyundai Electronics America, the prior stockholders, through a series of transactions, including a merger into ChipPAC, Inc. of a special purpose corporation organized by the Equity Investors. The merger was structured to be accounted for as a recapitalization. Specifically:

  . the Equity Investors and other parties, including members of our management, invested $92.0 million to acquire common stock of ChipPAC, Inc. which represented approximately 90.2% of its common stock outstanding immediately following the recapitalization;

  . the prior stockholders of ChipPAC, Inc. retained a portion of their common stock in ChipPAC, Inc. equal to $10.0 million, or approximately 9.8% of ChipPAC, Inc.'s common stock outstanding immediately following the recapitalization; and

  . the prior stockholders received as consideration for the remainder of their common stock (i) an aggregate of $384.0 million in cash and (ii) mandatorily redeemable convertible preferred stock payable for up to an aggregate of $70.0 million. Net payment to Hyundai of $384 million, included capital redemption of $311 million and debt retirement of $133 million, offset by Hyundai investment of $40 million in mandatorily redeemable preferred stock, and a capital contribution of $20 million.

   The financial statements for the period subsequent to the recapitalization and as at December 31, 1999 and March 31, 2000 have been prepared on a consolidated basis. The consolidated financial statements include the accounts of ChipPAC, Inc. and its majority controlled and owned subsidiaries. All significant intercompany balances have been eliminated on consolidation.

                                 ChipPAC, Inc.

   For the comparative disclosures for the three months ended March 31, 1999, the Company represents the combination of four corporations then owned by Hyundai Electronics Industries Co., Ltd (HEI) and Hyundai Electronics America
(HEA). These four corporations are ChipPAC, Inc. (CPI), ChipPAC Korea Co., Ltd
(CPK), ChipPAC Assembly and Test Co. Ltd. (CATS) and Hyundai Electronics Co. (Shanghai) Ltd., (HECS). Accordingly the financial statements for the comparative period is prepared on a combined basis. These comparative financial statements are prepared on a combined basis include the accounts of CPI, CPK, HECS and CATS, or the divisional accounts of the predecessor Assembly and Test Divisions for periods prior to the business transfers referred to above, and reflect the combined financial position, results of operations, and cash flows of these entities. All inter-company or inter-divisional transactions have been eliminated in the combination.

 Foreign Currency Translation

   Upon completion of the recapitalization on August 5, 1999, management decided to change the functional currency of its foreign operations to the US Dollar effective October 1999. Previously, the Company's functional currencies of its foreign operations were the respective local currencies and the net of the effect of the translation of the accounts of the foreign operation was included in equity as a cumulative translation adjustment.

Note 2: Property, Plant and Equipment

   Effective January 1, 2000 we re-evaluated the estimated useful lives of our property, plant and equipment. Based on an independent appraisal to evaluate the useful lives of such equipment and our internal assessment, we changed the estimated useful lives of assembly and test product equipment, and furniture and fixtures from five years to eight years. Previously, such equipment was depreciated on a straight line basis over and an estimated useful life of five years.

   The net book values of assembly and test product equipment and furniture and fixtures already in use are now being depreciated over the remaining useful life, based on eight years from the date such assets were originally placed in service. This change resulted in depreciation expense being $6.7 million lower than would have been recorded using five year lives.

Note 3: Inventories

                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
                                                              (In thousands)
   Raw materials.........................................  $10,422    $12,274
   Work-in-process.......................................    3,068      3,003
   Finished goods........................................    1,451      2,220
                                                           -------    -------
     Total...............................................  $14,941    $17,497
                                                           =======    =======

Note 4: Comprehensive Income

   In fiscal 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Comprehensive income refers to the change in the equity of a company during a period from transactions except those resulting from investments by owners and distributions to owners. ChipPAC adopted this statement as of the first quarter of 1998. Accumulated other comprehensive income at December 31, 1999 and March 31, 2000 comprised cumulative gains and losses prior to the change of functional currency to the U.S. dollar for the overseas operations on October 1, 1999.

                                 ChipPAC, Inc.

Note 5: Segment Reporting

   The Company is engaged in one industry segment, the packaging and testing of integrated circuits.

Note 6: Recent Accounting Pronouncements

   In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Views on Selected Revenue Recognition Issues" which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Adoption of SAB 101 is required by the second quarter of fiscal 2000. Management is currently evaluating SAB 101 and its effects on company revenue recognition policies and practices. At this time, management believes that there is no significant effect on the revenue recognition policies currently in place.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value. In addition, corresponding derivative gains and losses should be either reported in the statement of operations and stockholders equity, depending on the type of hedging relationship that exists with respect to such derivatives. Adopting the provisions of SFAS 133, which will be effective in fiscal year 2001, are not expected to have a material effect on ChipPAC's consolidated financial statements.

   In April 2000, the Financial Accounting Standards Board issued FASB interpretation of No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN44"). Among other issues, FIN 44 clarifies (a) the definition of employees for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation are recognized on a prospective basis from July 1, 2000. The Company is currently reviewing stock grants to determine the impact, if any, that may arise from implementation of FIN 44, although management does not expect the impact, if any, to be material to the financial statements.

Note 7: Supplemental Financial Statements of Guarantor/Non-Guarantor Entities

   In connection with the recapitalization, ChipPAC International Company Limited (CP Int'l) issued senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the parent company, ChipPAC, Inc. (CPI) and by ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Korea Company Limited (CPK), ChipPAC Luxembourg S.a.R.L., and ChipPAC Liquidity Management Hungary Limited Liability Company (the "Guarantor Subsidiaries"). All guarantor subsidiaries are wholly-owned direct or indirect subsidiaries of ChipPAC, Inc. Hyundai Electronics Co. (Shanghai) Ltd. (HECS) and ChipPAC Assembly & Test Co. Ltd. (CATS) (collectively the Chinese entities), will not provide guarantees (the "Non-Guarantor Subsidiaries"). The following is consolidated and combining financial information for CP Int'l CPI, and CPK, HECS, CATS, ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L., and ChipPAC Liquidity Management Hungary Limited Liability Company, segregated between the Guarantor and Non-Guarantor Subsidiaries. ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company

                                 ChipPAC, Inc.

were formed by Hyundai in 1999 and have no historical operating results or balances for the four years ended December 31, 1998. As a result, it is not possible to include these entities in the supplemental financial statements for these periods. Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented herein because management has determined that they are not material to investors. Financial information for ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management has not been presented as these entities have no historical financial results and future transactions will primarily consist of inter-company transactions. The following HECS financial statements in the condensed combining financial statements include the accounts of CATS.

                                    ChipPAC

                SUPPLEMENTAL COMBINING CONDENSED BALANCE SHEETS

                                 March 31, 1999
                                 (in thousands)
                                  (Unaudited)

                                                 Non-
                               Guarantors      Guarantor
                            ------------------ ---------
                              CPI       CPK      HECS     Eliminations Combined
                            --------  -------- ---------  ------------ --------
          ASSETS
          ------
Current assets:
  Cash and cash
   equivalents............. $ 11,824  $ 37,588 $ 17,353    $     --    $ 66,765
  Receivable from
   shareholder.............      --      4,114      --           --       4,114
  Intercompany accounts
   receivable..............   11,162    95,434    1,947     (108,543)       --
  Accounts receivable from
   customers...............   24,563     1,566        1          --      26,130
  Inventories..............       20    13,293      174          --      13,487
  Deferred taxes...........      420       527      --           --         947
  Prepaid expenses & other
   current assets..........      108     2,628      527          --       3,263
                            --------  -------- --------    ---------   --------
    Total current assets...   48,097   155,150   20,002     (108,543)   114,706
Property, plant and
 equipment, net............    6,180   131,051   79,358          --     216,589
Other assets...............    4,813     3,107      --        (4,800)     3,120
                            --------  -------- --------    ---------   --------
    Total assets........... $ 59,090  $289,308 $ 99,360    $(113,343)  $334,415
                            ========  ======== ========    =========   ========
  LIABILITIES AND EQUITY
  ----------------------
Current liabilities:
  Intercompany accounts
   payable................. $ 80,010  $  1,947 $ 26,586    $(108,543)  $    --
  Accounts payable.........    2,201    36,165      503          --      38,869
  Accrued expenses and
   other liabilities.......      906     5,935    3,177          --      10,018
  Short-term debt..........      --      2,117   12,700          --      14,817
  Long-term debt, current
   portion.................      --     21,164   10,781          --      31,945
  HEI long-term debt.......      --      3,053      --           --       3,053
  Payables to affiliates...      443       --     7,247          --       7,690
                            --------  -------- --------    ---------   --------
    Total current
     liabilities...........   83,560    70,381   60,994     (108,543)   106,392
Long-term debt, less
 current portion...........      --     60,900   15,390          --      76,290
HEI long-term debt, less
 current portion...........      --     17,384      --           --      17,384
Other long-term
 liabilities...............      --      1,705      --           --       1,705
                            --------  -------- --------    ---------   --------
    Total liabilities......   83,560   150,370   76,384     (108,543)   201,771
                            --------  -------- --------    ---------   --------
Shareholders' and
 divisional equity
  Preferred stock and paid
   in capital..............   16,674   111,110   78,096       (4,800)   201,080
  Shareholder receivable-
   HEA.....................  (37,440)      --       --           --     (37,440)
  Accumulated earnings
   (deficit)...............   (3,704)   21,341  (55,585)         --     (37,948)
  Accumulated other
   comprehensive income
   (loss)..................      --      6,487      465          --       6,952
                            --------  -------- --------    ---------   --------
    Shareholders' and
     divisional equity
     (deficit).............  (24,470)  138,938   22,976       (4,800)   132,644
                            --------  -------- --------    ---------   --------
    Total liabilities and
     equity................ $ 59,090  $289,308 $ 99,360    $(113,343)  $334,415
                            ========  ======== ========    =========   ========

   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF OPERATIONS

                       Three Months Ended March 31, 1999
                                 (in thousands)
                                  (Unaudited)

                            Guarantors      Non-Guarantor
                          ----------------  -------------
                            CPI      CPK        HECS      Eliminations Combined
                          -------  -------  ------------- ------------ --------
Revenue:
  Intercompany revenue... $   --   $77,416     $ 1,723      $(79,139)  $   --
  Customer revenue.......  81,828    3,720         --            --     85,548
                          -------  -------     -------      --------   -------
    Revenue..............  81,828   81,136       1,723       (79,139)   85,548
Cost of revenue..........  77,613   68,203       5,454       (79,139)   72,131
                          -------  -------     -------      --------   -------
Gross profit.............   4,215   12,933      (3,731)          --     13,417
Operating expenses:
  Selling, general &
   administrative........   2,838    1,673         --            --      4,511
  Research &
   development...........   1,475    1,528         --            --      3,003
                          -------  -------     -------      --------   -------
    Total operating
     expenses............   4,313    3,201         --            --      7,514
                          -------  -------     -------      --------   -------
Operating income.........     (98)   9,732      (3,731)          --      5,903
Non-operating income
 (expense)
  Interest income........     127      693         130           --        950
  Interest expense.......     --    (2,196)       (811)          --     (3,007)
  Foreign currency gains
   (losses)..............     --       965         (19)          --        946
  Other income
   (expenses), net.......       2      114          11           --        127
                          -------  -------     -------      --------   -------
    Non-operating income
     (expenses)..........     129     (424)       (689)          --       (984)
                          -------  -------     -------      --------   -------
Income (loss) before
 income taxes............      31    9,308      (4,420)          --      4,919
Provision for income
 taxes...................     --     3,115         --            --      3,115
                          -------  -------     -------      --------   -------
  Net income (loss)...... $    31  $ 6,193     $(4,420)     $    --    $ 1,804
                          =======  =======     =======      ========   =======


   The accompanying notes are an integral part of these financial statements.

                                    ChipPAC

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF CASH FLOWS

                       Three Months Ended March 31, 1999
                                 (in thousands)
                                  (Unaudited)

                                                 Non-
                               Guarantors      Guarantor
                            -----------------  ---------
                              CPI      CPK       HECS     Eliminations Combined
                            -------  --------  ---------  ------------ --------
Cash flows from operating
 activities:
 Net income (loss)........  $    31  $  6,193  $ (4,420)    $    --    $  1,804
 Adjustments to reconcile
  net income (loss) to
  net cash provided by
  operating activities:
   Depreciation and
    amortization..........      273    10,808     2,384          --      13,465
   Provision for inventory
    and receivables.......      (33)     (484)      --           --        (517)
   Foreign currency
    gains.................      --       (946)      --           --        (946)
   (Gain) loss on
    intercompany sales of
    equipment.............      --        --        --           --         --
   Gain on external sales
    of equipment..........      --        (98)      --           --         (98)
 Changes in assets and
  liabilities:
   Intercompany accounts
    receivable............     (317)   11,399       --       (11,082)       --
   Accounts receivable....   10,211     2,240       --           --      12,451
   Inventories............      (20)   (3,304)       41          --      (3,283)
   Prepaid expenses and
    other assets..........   (4,840)    1,426      (182)       4,800      1,204
   Advances (to) from
    affiliates............      --     (4,224)      --           --      (4,224)
   Intercompany accounts
    payable...............   (3,546)       (1)   (7,535)      11,082        --
   Accounts payable.......      (83)  (21,768)   (1,244)         --     (23,095)
   Accrued expenses &
    other liabilities.....     (220)    2,672       165          --       2,617
   Other long-term
    liabilities...........      --      1,486       --           --       1,486
                            -------  --------  --------     --------   --------
     Net cash provided by
      (used in) operating
      activities..........    1,456     5,399   (10,791)       4,800        864
                            -------  --------  --------     --------   --------
Cash flows used in
 investing activities:
 Acquisition of property
  and equipment...........     (646)   (2,868)     (829)         --      (4,343)
 Proceeds, intercompany
  equipment sales.........      --        (37)       37          --         --
 Proceeds, external
  equipment sales.........      --        119       --           --         119
                            -------  --------  --------     --------   --------
     Net cash used in
      investing
      activities..........     (646)   (2,786)     (792)         --      (4,224)
                            -------  --------  --------     --------   --------

Cash flows from financing
 activities:
 Advances to HEA..........      187     4,429    (4,430)         --         186
 Proceeds from short-term
  loans...................      --        693       --           --         693
 Repayment of short-term
  loans...................      --     (1,653)   (3,000)         --      (4,653)
 Proceeds from term
  loans...................      --        --        --           --         --
 Repayment, term loans
  and capital leases......      --     (2,987)   (2,056)         --      (5,043)
 Dividend paid............      --     (9,435)      --           --      (9,435)
 Contributions
  (withdrawals) of
  capital.................      --        987    24,802       (4,800)    20,989
                            -------  --------  --------     --------   --------
     Net cash provided by
      (used in) financing
      activities..........      187    (7,966)   15,316       (4,800)     2,737
                            -------  --------  --------     --------   --------
Effect from changes in
 exchange rates...........      --     (1,351)      (28)         --      (1,379)
                            -------  --------  --------     --------   --------
Net increase (decrease) in
 cash.....................      997    (6,704)    3,705          --      (2,002)
Cash and equivalents at
 beginning of period......   10,827    44,292    13,648          --      68,767
                            -------  --------  --------     --------   --------
Cash and equivalents at
 end of period............  $11,824  $ 37,588  $ 17,353     $    --    $ 66,765
                            =======  ========  ========     ========   ========



   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

              SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEETS

                                 March 31, 2000
                                 (In thousands)

                             Parent                           Non-
                            Guarantor   Issuer              Guarantor
                            ---------  --------    Other    ---------
                               CPI     CP Int'l  Guarantors    CPS    Eliminations Consolidated
                            ---------  --------  ---------- --------- ------------ ------------
          ASSETS
          ------
 Current assets:
   Cash and cash
    equivalents..........   $  2,530   $  1,423   $ 11,905   $ 3,680   $     --      $ 19,538
   Intercompany accounts
    receivable...........      8,058      7,109     33,782     8,136     (57,085)         --
   Accounts receivable
    from customers.......        355        --      35,157        23         --        35,535
   Inventories...........        --         --      12,615     2,326         --        14,941
   Deferred taxes........        --         --         716       --          --           716
   Prepaid expenses &
    other current
    assets...............        122        --       7,493       184         --         7,799
                            --------   --------   --------   -------   ---------     --------
    Total current
     assets..............     11,065      8,532    101,668    14,349     (57,085)      78,529
  Property, plant and
   equipment, net........      6,904        --     143,868    78,658         --       229,430
  Intercompany loans
   receivable............        --     271,000        --    (34,000)   (237,000)         --
  Investment in
   subsidiaries..........     79,216     31,424    185,790       --     (296,430)         --
  Other assets...........        135     13,663    107,197       --     (100,000)      20,995
                            --------   --------   --------   -------   ---------     --------
    Total assets.........   $ 97,320   $324,619   $538,523   $59,007   $(690,515)    $328,954
                            ========   ========   ========   =======   =========     ========
 LIABILITIES, MANDATORILY
   REDEEMABLE PREFERRED
     STOCK AND EQUITY
 ------------------------
 Current liabilities:
  Short term bank
   borrowings............   $    --    $  7,500   $    --    $   --    $     --      $  7,500
   Intercompany accounts
    payable..............      4,201        --      26,374    26,501     (57,076)         --
   Accounts payable......        866         40     31,387     3,430         --        35,723
   Accrued expenses and
    other liabilities....      3,909      3,348      8,877     4,521      (1,928)      18,727
   Deferred taxes........        --         --         --        --          --           --
   Short-term debt.......        --         --         --        --          --           --
   Current portion of
    long-term debt.......        --       7,300        --        --          --         7,300
                            --------   --------   --------   -------   ---------     --------
    Total current
     liabilities.........      8,976     18,188     66,638    34,452     (59,004)      69,250
   Long-term debt, less
    current portion......        --     292,700        --        --          --       292,700
   Intercompany loans
    payable..............        --         --     237,000       --     (237,000)         --
   Other long-term
    liabilities..........        240        --       4,272       --          --         4,512
                            --------   --------   --------   -------   ---------     --------
    Total liabilities....      9,216    311,888    307,910    34,452    (296,004)     366,462
 Mandatorily redeemable
  preferred stock........     85,685        --         --        --          --        85,685
 Shareholders' and
  divisional equity:
   Common stock..........      1,078        --         --        --          --         1,078
   Common stock of
    subsidiaries.........    210,790     14,544    171,315       --     (396,649)         --
   Warrants-common stock
    A....................      1,250        --         --        --          --         1,250
   Additional paid in
    capital..............     86,336        --         --        --          --        86,336
   Receivable from
    shareholder..........     (1,478)       --         --        --          --        (1,478)
   Divisional equity, net
    of capital
    distributions........   (277,818)       --      29,623    88,282      (7,801)    (167,714)
   Accumulated earnings
    (deficit)............    (17,739)      (813)    20,972   (64,193)      9,939      (51,834)
   Accumulated other
    comprehensive income
    (loss)...............        --         --       8,703       466         --         9,169
                            --------   --------   --------   -------   ---------     --------
   Shareholders' and
    divisional equity
    (deficit)............      2,419     13,731    230,613    24,555    (394,511)    (123,193)
                            --------   --------   --------   -------   ---------     --------
    Total liabilities and
     equity..............   $ 97,320   $324,619   $538,523   $59,007   $(690,515)    $328,954
                            ========   ========   ========   =======   =========     ========

   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF OPERATIONS

                          Quarter Ended March 31, 2000
                                 (In thousands)

                          Parent                           Non-
                         Guarantor   Issuer              Guarantor
                         ---------  --------    Other    ---------
                            CPI     CP Int'l  Guarantors    CPS    Eliminations Consolidated
                         ---------  --------  ---------- --------- ------------ ------------
Revenue:
  Intercompany revenue.. $  7,263       --     $      1   $8,306     $(15,570)        --
  Customer revenue......      376       --       97,090        3          --      $97,469
                         --------   -------    --------   ------     --------     -------
  Revenue...............    7,639       --       97,091    8,309      (15,570)     97,469
Cost of revenue.........      123       --       77,663    7,565       (8,307)     77,044
                         --------   -------    --------   ------     --------     -------
Gross profit............    7,516       --       19,428      744       (7,263)     20,425

Operating expenses:
  Selling, general &
   administrative.......    5,390   $     8       8,964      --        (7,263)      7,099
  Research &
   development..........    1,242       --        1,389      --           --        2,631
                         --------   -------    --------   ------     --------     -------
  Total operating
   expenses.............    6,632         8      10,353      --        (7,263)      9,730
                         --------   -------    --------   ------     --------     -------
Operating income........      884        (8)      9,075      744          --       10,695

Non-operating Income
 (Expense):
  Interest income.......  (10,373)    7,762       8,079       20       (5,250)        238
  Interest expense......   10,383    (8,757)    (14,780)    (860)       5,250      (8,764)
  Foreign currency gains
   (losses).............      --        --          406       (7)         --          399
  Income (loss) from
   investment in
   subsidiaries.........     (461)      892       4,224      --        (4,655)        --
  Other income
   (expenses), net......       (2)      --          114       22          --          134
                         --------   -------    --------   ------     --------     -------
  Non-operating income
   (expenses)...........     (453)     (103)     (1,957)    (825)      (4,655)     (7,993)
                         --------   -------    --------   ------     --------     -------
Income (loss) before
 income taxes...........      431      (111)      7,118      (81)      (4,655)      2,702
Provision for (benefit
 from) income taxes.....     (194)       81       2,190      --        (1,923)        542
                         --------   -------    --------   ------     --------     -------
Net Income (loss)....... $    237   $  (192)   $  4,928   $  (81)    $ (2,732)    $ 2,160
                         ========   =======    ========   ======     ========     =======



   The accompanying notes are an integral part of these financial statements.

                                 ChipPAC, Inc.

           SUPPLEMENTAL COMBINING CONDENSED STATEMENTS OF CASH FLOWS

                          Quarter Ended March 31, 2000
                                 (In thousands)

                          Parent                          Non-
                         Guarantor  Issuer              Guarantor
                         --------- --------    Other    ---------
                            CPI    CP Int'l  Guarantors    CPS    Eliminations Consolidated
                         --------- --------  ---------- --------- ------------ ------------
Cash flows from
 operating activities:
 Net Income.............  $   237  $  (192)   $ 4,928    $  (81)    $(2,732)     $ 2,160
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities
  Depreciation and
   amortization.........      450      376      6,374     1,691         --         8,891
  Provision for
   inventory and
   receivables..........      --       --        (151)      --          --          (151)
  Foreign currency
   (gains) losses.......      --       --        (399)      --          --          (399)
  (Gain) loss on
   external sales of
   equipment............      --       --        (132)      --          --          (132)
  Equity income from
   investment in
   subsidiaries.........      461     (892)    (4,224)      --        4,655          --
 Changes in assets and
  liabilities:..........      --       --         --        --          --           --
  Intercompany accounts
   receivable...........    2,091   (3,056)     7,863       663      (7,561)         --
  Accounts receivable...       (7)     --       6,470        (2)        --         6,461
  Inventories...........      --       --       4,507    (2,160)        --         2,347
  Prepaid expenses and
   other assets.........     (376)      58     (4,108)       88         --        (4,338)
  Advances (to) from
   affiliates...........      --       --         --        --          --           --
  Intercompany accounts
   payable..............      858      --      (3,331)   (5,088)      7,561          --
  Accounts payable......     (382)     --     (18,388)    1,781         --       (16,989)
  Accrued expenses &
   other liabilities....     (559)  (5,697)      (952)      821      (1,923)      (8,310)
  Other long-term
   liabilities..........      --       --       1,020       --          --         1,020
                          -------  -------    -------    ------     -------      -------
  Net cash provided by
   operating
   activities...........    2,773   (9,403)      (523)   (2,287)        --        (9,440)
                          -------  -------    -------    ------     -------      -------
Cash flows used in
 investing activities:
  Acquisition of
   property and
   equipment............   (1,061)     --      (7,383)   (2,598)        --       (11,042)
  Proceeds, external
   equipment sales......      --       --         (48)      202         --           154
  Investment in
   subsidiaries.........     (438)     --      (3,000)      --        3,438          --
                          -------  -------    -------    ------     -------      -------
  Net cash used in
   investing
   activities...........   (1,499)     --     (10,431)   (2,396)      3,438      (10,888)
                          -------  -------    -------    ------     -------      -------
Cash flows provided by
 financing activities:
  Loans & advances with
   affiliates...........     (350)     --         --        --          --          (350)
  Proceeds from short-
   term loans...........      --    13,500        --        --          --        13,500
  Repayment of short-
   term loans...........      --    (6,000)       --        --          --        (6,000)
  Net proceeds from
   long-term loans......      --      (502)       502       --          --           --
  Repayment, term loans
   and capital leases...      --       --         --        --          --           --
  Intercompany loan
   (advances) payments..      --       --         --        --          --           --
  Capital redemption at
   recap................      --       --         --        --          --           --
  Capital contributions
   at recap.............      --       --         --        --          --           --
  Intercompany capital
   contributions........      --       354         84       --         (438)         --
  Payments made to
   extinguish debt
   early................      --       --         --        --          --           --
  Dividend paid.........      --       --         --        --          --           --
  Net proceeds from
   common stock
   issuance.............      599      --         --        --         (599)         --
  Net proceeds from
   mandatorily
   redeemable preferred
   stock................      --       --         --        --          --           --
  Net proceeds from sale
   of stock to
   management...........      --       --         --        --          599          599
  Contributions
   (withdrawals) of
   capital..............      --       --         --      3,000      (3,000)         --
                          -------  -------    -------    ------     -------      -------
  Net cash provided by
   financing
   activities...........      249    7,352        586     3,000      (3,438)       7,749
                          -------  -------    -------    ------     -------      -------
Net increase (decrease)
 in cash................    1,523   (2,051)   (10,368)   (1,683)        --       (12,579)
Cash and equivalents at
 beginning of period....    1,007    3,474     22,273     5,363         --        32,117
                          -------  -------    -------    ------     -------      -------
Cash and equivalents at
 end of period..........  $ 2,530  $ 1,423    $11,905    $3,680     $   --       $19,538
                          =======  =======    =======    ======     =======      =======

   The accompanying notes are an integral part of these financial statements.

                Independent Certified Public Accountants' Report

Board of Directors
Intersil Holding Corporation

   We have audited the accompanying balance sheets of Intersil Technology Sdn. Bhd. (the "Company"), which is wholly-owned by Intersil Holding Corporation ("Intersil"), as of July 2, 1999 and July 3, 1998 and the related statements of income and cash flows for each of the three fiscal years in the period ended July 2, 1999. These financial statements are the responsibility of Intersil's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The accompanying consolidated financial statements were prepared on the basis of presentation as described in Note A. The results of operations are not necessarily indicative of the results of operations that would be recorded by the Company on a stand-alone basis.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at July 2, 1999 and July 3, 1998 and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 2, 1999, on the basis described in Note A, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 16, 2000
Jacksonville, Florida

                         Intersil Technology Sdn. Bhd.

                                 BALANCE SHEET
                                 (In thousands)

                                                              July 3,  July 2,
                                                                1998     1999
                                                              -------- --------
                           ASSETS
                           ------

Current assets:
  Cash....................................................... $    131 $    802
  Short-term investments.....................................      651    2,952
  Inventories................................................    5,886    6,528
  Prepaid expenses and other current assets..................      656      847
  Due from parent............................................  125,139   45,502
  Deferred income taxes......................................      674      --
                                                              -------- --------
    Total current assets.....................................  133,137   56,631
Plant and equipment, net.....................................  116,795  118,619
Deferred income taxes........................................      732      275
                                                              -------- --------
    Total assets............................................. $250,664 $175,525
                                                              ======== ========

            LIABILITIES AND STOCKHOLDER'S EQUITY
            ------------------------------------

Current liabilities:
  Trade accounts payable..................................... $  7,691 $  7,310
  Accrued compensation.......................................    1,803    2,060
  Other accrued items........................................    3,611      765
  Deferred income taxes......................................      --        51
                                                              -------- --------
    Total current liabilities................................   13,105   10,186

Stockholder's Equity:
  Common stock...............................................   81,092   81,092
  Additional paid-in capital.................................    5,923    5,923
  Retained earnings..........................................  150,544   78,324
                                                              -------- --------
                                                               237,559  165,339
                                                              -------- --------
    Total liabilities and stockholder's equity............... $250,664 $175,525
                                                              ======== ========


                       See notes to financial statements.

                         Intersil Technology Sdn. Bhd.

                              STATEMENT OF INCOME
                                 (In thousands)

                                                        Fiscal Year Ended
                                                     --------------------------
                                                      June
                                                       27,    July 3,  July 2,
                                                      1997     1998      1999
                                                     -------  -------  --------
Revenue:
  Intercompany sales................................ $83,674  $80,376  $110,504
Costs and expenses:
  Cost of intercompany sales........................  69,073   70,110    94,426
  Interest income...................................    (160)    (139)     (134)
  Other.............................................      95       57        69
                                                     -------  -------  --------
Income before income taxes..........................  14,666   10,348    16,143
Pro forma income tax expense/(benefit)..............   3,060   (5,911)    1,182
                                                     -------  -------  --------
Net income.......................................... $11,606  $16,259  $ 14,961
                                                     =======  =======  ========




                       See notes to financial statements.

                         Intersil Technology Sdn. Bhd.

                            STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                 June 27,  July 3,   July 2,
                                                   1997      1998      1999
                                                 --------  --------  --------
Operating Activities:
Net income...................................... $ 11,606  $ 16,259  $ 14,961
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization.................   12,308    14,823    18,289
  Deferred income taxes.........................    2,300    (5,950)    1,182
  Changes in assets and liabilities
    Inventories.................................    6,757       353      (642)
    Prepaid expenses and other current assets...       18       102      (191)
    Due from parent.............................   16,077    16,758    79,636
    Due from affiliates.........................    3,672       --        --
    Trade payables and accrued liabilities......    3,391     1,392    (2,969)
                                                 --------  --------  --------
      Net cash provided by operating
       activities...............................   56,129    43,737   110,266

Investing Activities:
Purchases of short-term investments, net........      (27)     (624)   (2,301)
Purchases of plant and equipment................  (37,016)  (38,798)  (20,113)
                                                 --------  --------  --------
      Net cash used in investing activities.....  (37,043)  (39,422)  (22,414)

Financing Activities:
Dividends paid to parent........................  (17,036)      --    (91,877)
Net cash transfers and billings from (to)
 parent.........................................   (1,583)   (6,146)    4,696
                                                 --------  --------  --------
      Net cash used in financing activities.....  (18,619)   (6,146)  (87,181)
Net increase (decrease) in cash.................      467    (1,831)      671
Cash at beginning of period.....................    1,495     1,962       131
                                                 --------  --------  --------
Cash at end of period........................... $  1,962  $    131  $    802
                                                 ========  ========  ========


                       See notes to financial statements.

                         Intersil Technology Sdn. Bhd.

                         NOTES TO FINANCIAL STATEMENTS

                                  July 2, 1999

NOTE A--ORGANIZATION AND BASIS OF PRESENTATION

   Intersil Technology Sdn. Bhd. (the "Company"), a Malaysian corporation located in Kuala Lumpur, Malaysia, is a wholly-owned subsidiary of Intersil Corporation ("Intersil"), which is a wholly-owned subsidiary of Intersil Holding Corporation ("Intersil Holding"). The Company's principal activities include the assembly and testing of integrated circuits for Intersil. All revenue transactions are intercompany.

   Intersil Holding was formed on August 13, 1999 through a series of transactions, in which Intersil Holding acquired the Semiconductor Business of Harris Corporation ("Harris"), which included Harris Advanced Technology Sdn. Bhd., the predecessor of the Company.

   On May 5, 2000, Intersil Holding announced that it entered into a Letter of Intent to sell 100% of the issued and outstanding capital stock of the Company to ChipPAC, Inc. ("ChipPAC") and will enter into an outsourcing agreement with ChipPAC for its assembly and testing requirements. The Letter of Intent does not include finished goods inventory and all die and wafer inventory which will be retained by Intersil. Accordingly, the accompanying financial statements include the assets, liabilities and results of operations for the assembly and testing operations of the Company that are to be sold as part of the Letter of Intent.

   Interest expense of Intersil has not been allocated to the Company.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

   The 1997 fiscal year includes the 52 weeks ended June 27, 1997; fiscal year 1998 includes the 53 weeks ended July 3, 1998; and fiscal year 1999 includes the 52 weeks ended July 2, 1999.

Short-Term Investments

   Short-term investments consist of certificates of deposit which are due in one year or less. Certificates of deposit are readily convertible to cash and are stated at cost.

Inventories

   Inventories are carried at the lower of standard cost, which approximates actual cost, determined by the First-In-First-Out (FIFO) method, or market. Inventories represent raw materials and supplies (exclusive of die stock received from Intersil), labor and overhead held for or incurred in the course of performing contract manufacturing activities on behalf of Intersil.

Plant and Equipment

   Plant and equipment are carried on the basis of cost. The estimated useful lives of buildings range between 8 and 45 years. The estimated useful lives of machinery and equipment range between 5 and 8 years. Leasehold improvements are amortized over the life of the lease. Depreciation of buildings and machinery and equipment is computed by straight-line and accelerated methods.

Revenue Recognition

   All revenue transactions are with Intersil. The Company records revenue upon shipment to Intersil based upon cost plus a fixed mark-up, pursuant to an agreement with Intersil. Revenues and cost of intercompany sales exclude costs of die stock received from Intersil to be subject to the Company's processing activities.

                         Intersil Technology Sdn. Bhd.

Income Taxes

   Income taxes have been provided on a pro forma basis related to the operations of the Company presented as described in footnote A "Organization and Basis of Presentation". The Company follows the liability method of accounting for income taxes. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Financial Instruments

   The carrying values of short-term investments and accounts payable approximate their fair values.

Asset Impairment

   The Company accounts for long-lived asset impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is estimated based on discounted future cash flows. Long-lived assets to be disposed of are recorded at the lower of their carrying amount or estimated fair value less cost to sell.

Foreign Currency Translation

   The functional currency of the Company is the U.S. dollar. Remeasurement gains and losses, resulting from the process of remeasuring non-U.S. dollar transactions and assets and liabilities into U.S. dollars, are included in cost of intercompany sales.

Use of Estimates

   These statements have been prepared in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C--ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes standards for recording derivative financial instruments and the recognition of gains or losses resulting from changes in the fair values of those instruments. The Company plans to adopt the new standard no later than the first quarter of fiscal 2001. However, the Company has not determined the anticipated impact of FAS No. 133.

NOTE D--INVENTORIES

   Inventories are summarized below:

                                                                 July 3, July 2,
                                                                  1998    1999
                                                                 ------- -------
                                                                 (In thousands)
   Work in process.............................................. $1,382  $3,384
   Raw materials and supplies...................................  4,504   3,144
                                                                 ------  ------
                                                                 $5,886  $6,528
                                                                 ======  ======

                         Intersil Technology Sdn. Bhd.

   At July 2, 1999, the Company was committed to purchase $12.9 million of inventory from suppliers. Management believes the cost of this inventory approximates current market value.

NOTE E--PLANT AND EQUIPMENT

   Plant and equipment are summarized below:

                                                              July 3,  July 2,
                                                                1998     1999
                                                              -------- --------
                                                               (In thousands)
   Leasehold improvements...................................  $    784 $    784
   Buildings................................................    36,544   38,614
   Machinery and equipment..................................   242,552  239,361
                                                              -------- --------
                                                               279,880  278,759
   Less allowances for depreciation.........................   163,085  160,140
                                                              -------- --------
                                                              $116,795 $118,619
                                                              ======== ========

NOTE F--STOCKHOLDER'S EQUITY

   Changes in the stockholder's equity are as follows:

                                       Additional
                               Common   Paid-in   Retained
                                Stock   Capital   Earnings
                               ------- ---------- --------
                                     (In thousands)
   Balance at July 1, 1996...  $81,092   $5,923   $147,444
     Net income..............      --       --      11,606
     Dividends paid to
      parent.................      --       --     (17,036)
     Net cash transfers and
      billings to Intersil...      --       --      (1,583)
                               -------   ------   --------
   Balance at June 27, 1997..   81,092    5,923    140,431
     Net income..............      --       --      16,259
     Dividends paid to
      parent.................      --       --         --
     Net cash transfers and
      billings to Intersil...      --       --      (6,146)
                               -------   ------   --------
   Balance at July 3, 1998...   81,092    5,923    150,544
     Net income..............      --       --      14,961
     Dividends paid to
      parent.................      --       --     (91,877)
     Net cash transfers and
      billings to Intersil...      --       --       4,696
                               -------   ------   --------
   Balance at July 2, 1999...  $81,092   $5,923   $ 78,324
                               =======   ======   ========

NOTE G--INCOME TAXES (PRO FORMA)

   The Company incurs and pays tax exclusively in Malaysia. Pro forma income tax expense/(benefit) is summarized below:

                                                       June 27, July 3,  July 2,
                                                         1997    1998     1999
                                                       -------- -------  -------
                                                            (In thousands)
   Current............................................  $  760  $    39  $  --
   Deferred...........................................   2,300   (5,950)  1,182
                                                        ------  -------  ------
                                                        $3,060  $(5,911) $1,182
                                                        ======  =======  ======

                         Intersil Technology Sdn. Bhd.

   In the year 2000, the Malaysian taxing authority will convert its income tax system to a self-assessment system. The new self-assessment system will require Malaysian corporate taxpayers to begin making estimated tax payments in the year 2000 based on year 2000 estimated taxable income. Currently, Malaysian corporate taxpayers submit tax payments following the year of assessment. In 1999, the Company made Malaysian taxing payments based on 1998's taxable income. As a result of the change in the Malaysian taxing system, the Company will not be required to make tax payments on its 1999 Malaysian taxable income and, therefore, has not provided a current tax provision for Malaysian taxes in 1999, which would have amounted to approximately $.9 million.

   The components of deferred income tax assets (liabilities) are as follows:

                                          July 3, 1998        July 2, 1999
                                       ------------------- -------------------
                                       Current Non-Current Current Non-Current
                                       ------- ----------- ------- -----------
                                                   (In thousands)

   Depreciation.......................  $--      $(6,373)   $--      $(8,881)
   Reinvestment allowance
    carryforward......................   --        7,105     --        9,156
   All other--net.....................   674         --      (51)        --
                                        ----     -------    ----     -------
                                        $674     $   732    $(51)    $   275
                                        ====     =======    ====     =======

   Income taxes paid were $8.3 million in 1997, $.1 million in 1998, and $0 in 1999.

NOTE H--LEASE COMMITTMENTS

   The Company leases land for its assembly and test facilities under leases that expire from 2072 to 2081. Total rental expense for the leased land amounted to $.05 million in 1997, $.03 million in 1998 and $.03 million in 1999. Future minimum rental commitments under the land leases amounted to approximately $2.95 million at July 2, 1999. The commitments for the years following 1999 are: 2000--$.03 million, 2001--$.03 million, 2002--$.03 million,
2003--$.03 million, 2004--$.03 million and $2.80 million thereafter.

                         Intersil Technology Sdn. Bhd.

                            CONDENSED BALANCE SHEETS
                                 (In thousands)


                                                         Predecessor  Successor
                                                           July 2,    March 31,
                                                            1999        2000
                                                         ----------- -----------
                                                                     (Unaudited)
                         ASSETS
                         ------

Current assets:
  Cash, cash equivalents and restricted cash............  $    802    $  2,082
  Short-term investments................................     2,952         --
  Inventories...........................................     6,528       5,612
  Prepaids and other current assets.....................       847         373
  Due from parent.......................................    45,502         --
                                                          --------    --------
    Total current assets................................    56,631       8,067
Property and equipment, net.............................   118,619      83,983
Deferred income taxes...................................       275         --
                                                          --------    --------
    Total assets........................................  $175,525    $ 92,050
                                                          ========    ========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Current liabilities:
  Trade accounts payable................................  $  7,310    $  7,369
  Accrued compensation..................................     2,060       1,932
  Other accrued items...................................       765         994
  Due to parent.........................................       --       14,934
  Deferred income taxes.................................        51         --
                                                          --------    --------
    Total current liabilities...........................    10,186      25,229
Deferred income taxes...................................       --        4,622
                                                          --------    --------
  Total liabilities.....................................    10,186      29,851

Stockholders' equity:
  Common stock..........................................    81,092      81,092
  Additional paid in capital............................     5,923       5,923
  Retained earnings.....................................    78,324     (24,816)
                                                          --------    --------
  Total stockholders' equity ...........................   165,339      62,199
                                                          --------    --------
    Total liabilities and stockholders' equity .........  $175,525    $ 92,050
                                                          ========    ========

      See accompanying notes to Intersil's condensed financial statements.

                         Intersil Technology Sdn. Bhd.

                         CONDENSED STATEMENTS OF INCOME
                                 (In thousands)
                                  (Unaudited)

                                                             Nine Months Ended
                                                           ---------------------
                                                                       Successor
                                                           Predecessor Combined
                                                             April 2,  March 31,
                                                              1999       2000
                                                           ----------- ---------
Revenues
  Intercompany sales......................................   $77,837    $68,473
Costs and expenses
  Cost of intercompany sales..............................    66,712     58,566
Interest income...........................................      (106)       (49)
Other.....................................................        55         40
                                                             -------    -------
Income before income taxes................................    11,176      9,916
Pro forma income tax expense/(benefit)....................    (1,180)     6,528
                                                             -------    -------
Net income ...............................................   $12,356    $ 3,388
                                                             =======    =======



      See accompanying notes to Intersil's condensed financial statements.

                         Intersil Technology Sdn. Bhd.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                           Nine Months Ended
                                                         ---------------------
                                                                     Successor
                                                         Predecessor Combined
                                                          April 2,   March 31,
                                                            1999       2000
                                                         ----------- ---------
Operating Activities:
Net income .............................................   $12,356    $ 3,388
Adjustments to reconcile net income to cash provided by
 operating activities:
  Depreciation and amortization.........................    13,646     11,771
  Deferred income taxes.................................    (1,180)     4,846
  Changes in assets and liabilities:
    Inventories.........................................    (3,047)       916
    Prepaid expenses and other assets...................      (496)       475
    Due from parent.....................................     8,787     60,437
    Trade payables and accrued liabilities .............    (4,882)       159
                                                           -------    -------
      Net cash provided by operating activities.........    25,184     81,992

Investing Activities:
Sale of short-term investments, net.....................       651      2,952
Purchases of plant and equipment........................   (14,836)    (3,896)
                                                           -------    -------
      Net cash used for investing activities............   (14,185)      (944)

Financing Activities:
Dividends paid to parent................................        --    (85,411)
Net cash transfer and billings from (to) parent.........    (8,446)     5,643
                                                           -------    -------
      Net cash used for financing activities............    (8,446)   (79,768)
Net increase in cash and cash equivalents...............     2,553      1,280
Cash and cash equivalents at beginning of period........       131        802
                                                           -------    -------
Cash and cash equivalents at end of period..............   $ 2,684    $ 2,082
                                                           =======    =======


      See accompanying notes to Intersil's condensed financial statements.

                         Intersil Technology Sdn. Bhd.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      For the Quarter Ended March 31, 2000
                                  (Unaudited)

Note A--Organization and Basis of Presentation

   Intersil Technology Sdn. Bhd. (the "Company or "Successor"), a Malaysian corporation located in Kuala Lumpur, Malaysia, is a wholly-owned subsidiary of Intersil Corporation ("Intersil"), which is a wholly-owned subsidiary of Intersil Holding Corporation ("Intersil Holding"). The Company's principal activities include the assembly and testing of integrated circuits for Intersil. All revenue transactions are intercompany.

   Intersil Holding was formed on August 13, 1999 through a series of transactions, in which Intersil Holding acquired the Semiconductor Business of Harris Corporation ("Harris"), which included Harris Advanced Technology Sdn. Bhd. (Predecessor), the predecessor of the Company. The unaudited condensed consolidated balance sheet as of July 2, 1999 and the unaudited condensed consolidated statements of operations and cash flows for the nine months ended March 31, 1999, include the accounts of the Predecessor company. The unaudited combined condensed consolidated statements of operations and cash flows for the nine months ended March 31, 1999, include the accounts of the Predecessor company from July 3, 1999 to August 13, 1999.

   On May 5, 2000, Intersil Holding announced that it entered into a Letter of Intent to sell 100% of the issued and outstanding capital stock of the Company to ChipPAC Inc. ("ChipPAC") and will enter into an outsourcing agreement with ChipPAC for its assembly and testing requirements. The Letter of Intent does not include finished goods inventory and all die and wafer inventory, which will be retained by Intersil. Accordingly, the accompanying unaudited condensed financial statements include the assets, liabilities and results of operations for the assembly and testing operations of the Company that are to be sold as part of the Letter of Intent.

   Interest expense of Intersil has not been allocated to the Company.

   In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of the results for these interim periods and are not necessarily indicative of full year results. This financial information should be read in conjunction with the audited financial statements and notes thereto for the year ended July 2, 1999.

Note B--Inventories

                                                                       Successor
                                                           Predecessor Combined
                                                             July 2,   March 31,
                                                              1999       2000
                                                           ----------- ---------
                                                              (In thousands)
   Raw materials..........................................   $3,144     $2,055
   Work-in-process........................................    3,384      3,557
                                                             ------     ------
     Total................................................   $6,528     $5,612
                                                             ======     ======

                         Intersil Technology Sdn. Bhd.

Note C--Recent Accounting Pronouncements

   In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Views on Selected Revenue Recognition Issues" which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Adoption of SAB 101 is required by the second quarter of fiscal 2000. Management is currently evaluating SAB 101 and its effects on company revenue recognition policies and practices. At this time, management believes that there is no significant effect on the revenue recognition policies currently in place.

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes standards for recording derivative financial instruments and the recognition of gains or losses resulting from changes in the fair values of those instruments. The Company plans to adopt the new standard no later than the first quarter of fiscal 2001. However, the Company has not determined the anticipated impact of FAS No. 133.

                                    GLOSSARY

Array........................  A group of items such as elements, leads, bonding pads, and circuits arranged in rows and columns.

ASIC.........................  Application Specific Integrated Circuit. A
                               custom-designed integrated circuit that
                               performs specific functions which would
                               otherwise require a number of standardized integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

Back-End Processing..........  The packaging and testing portion of the semiconductor manufacturing process.

BGA..........................  Ball grid array. A semiconductor package consisting of an encapsulated die mounted on top of a substrate. The bottom of the package has a matrix of solder balls; this matrix is attached to a printed circuit board by solder reflow. Its advantages over leaded packages include smaller size, greater assembly yield and better electrical performance. See "Business--Our Services."

Bonding......................  The process of attaching the chip, or die, to a package substrate is called die bonding, or die attach. The next step is to attach the bonding pads of the die to a lead frame, using wire bonding or tape automated bonding techniques.

Bonding Wire.................  Fine wires, usually aluminum or gold, connecting the metal bonding pads on an
                               integrated circuit to the internal terminations of the leads of the package.

Burn-In......................  Pretest operation of semiconductor devices, frequently at high temperatures, which
                               stabilizes product characteristics and
                               identifies early failures.

CDMA.........................  Code Division Multiple Access.

Chip.........................  Usually refers to a single integrated circuit die, but also used as a generic term for semiconductor devices.

Chipset......................  Two or more chips designed to perform as a unit for one or more functions.

Chip-Scale Packages (CSP)....  Any semiconductor package in which the package is no more than 1.2 times the size of the bare semiconductor die.

Die..........................  Individual integrated circuits, transistors, or diodes, separated from the original whole silicon wafer but not yet packaged. They vary in size from 20 mils on a side to larger than 250 mils on a side. The number of die on a wafer may vary from tens to thousands. Also called a chip. Refers to a semiconductor that has not yet been packaged.

Die Attachment...............  A step in the packaging process of an integrated circuit in which the individual chip or die is mounted in a package in preparation for wire bonding. This step is usually accomplished using either an epoxy resin or a welding process to attach the chip to the substrate.

DRAM.........................  Dynamic Random Access Memory. A type of volatile memory product that is used in
                               electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per send or else it will fade away.

DSP..........................  Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EconoCSP(TM).................  A low cost version of CSP with construction similar to that of PBGA.

Eeprom.......................  Electical Erasable Programmable Read Only
                               Memory.

Fab..........................  Short for wafer fabrication.

Fabless Semiconductor          A new class of semiconductor companies that
Companies....................  design, test and sell ICs, but subcontract wafer manufacturing by forming alliances with silicon wafer manufacturers.

FBGAT........................  Fine Pitch Ball Grid Array--Tape. A version of a BGA package, mounted on tape substrate, that has a solder ball pitch of less than 1.0mm.

Flash........................  A type of non-volatile memory product that is used in electronic systems to store data and program instructions.

FlashPAC(TM).................  A version of CSP where the silicon die is attached to the package using Flip-Chip
                               interconnect intended for Flash.

Flip-Chip....................  Package type where silicon die is attached to the packaging substrate using solder balls instead of wires. See "Business--Our Services."

FlipPAC(TM)..................  A version of a BGA package where the silicon die is attached to the package using a Flip-
                               Chip interconnect.

IC...........................  Integrated circuit. A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are very complicated ICs with thousands of transistors.

IDMs.........................  Integrated Device Manufacturers. A
                               semiconductor device manufacturer that has its own manufacturing facilities.

I/O..........................  A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin out connections or terminals.

iQUAD(TM)....................  Package type with superior thermal performance to that of the conventional Plastic Quad Flat Package.

ISDN.........................  Integrated Services Digital Network. An
                               international telecommunications standard for transmitting voice, video and data over digital lines running at 64 Kbps.

LAN..........................
                               Local area network.

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Leadframe....................  A metal frame, connected to the bonding pads of the die by leads, that provides electrical connection to the outside world.

Logic Device.................  A device that contains digital integrated circuits that process, rather than store,
                               information.
LQFP.........................  A thinner version of the Quad Flat Package. See
                               "Business--Our Services."

M/2/BGA(TM)..................  Molded Multi Die Ball Grid Array. A version of a BGA package that contains 2 or more silicon die.

M/2/CSP(TM)..................  Molded Multi Die Chip Scale Package. A version of a CSP that contains 2 or more silicon die.

BGA(TM)......................  Micro Ball Grid Array. A version of a BGA package that is adapted to chip scale size.
                               This is a proprietary package trademarked by the Tessera Corporation. See "Business--Our Services."

                               1/25,000 of an inch. Circuitry on an IC
Micron.......................  typically follows lines that are less than one micron wide.

Microprocessor (MPU).........  A standard circuit design that provides, in one or more chips, functions equivalent to those contained in the central processing unit of a computer. A microprocessor interprets and executes instructions and usually incorporates arithmetic capabilities. The CPU of a personal computer along with main memory and other components, typically contained on a single board.

MOS..........................  A device which consists of three layers--metal, oxide and semiconductors--and operates as a transistor.

MQFP.........................  Metric Quad Flat Package. See "Business--Our
                               Services."

Package......................  The protective container for an electronic component that connects it to the printed circuit board. The most common IC package is a DIP, or dual-in-line package--a rectangular plastic or ceramic package in which the leads run along the two longer edges.

Packaging....................  A process whereby a wafer is diced into individual die which are then separated from the wafer and attached to a substrate via an epoxy adhesive. Leads on the substrate are then connected by extremely fine gold wires to the input/output, or "I/O" terminals on the chips through the use of automated machines known as "wire bonders". Each die is then encapsulated in a plastic molding compound, thus forming the package. Semiconductor packaging serves to protect the chip, facilitate integration into electronic systems, and enable the dissipation of heat from the devices.

PBGA.........................  Plastic Ball Grid Array. See "Business--Our
                               Services."

Personal Computer Board......
                               See "Glossary--Printed Circuit Board."

PDA..........................
                               Personal Digital Assistant.

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PDIP.........................  Plastic Dual In-Line Packages. A semiconductor package with leads on two sides, bent
                               vertically, so that the leads can be inserted into holes drilled through the printed circuit board. See "Business--Our Services."

PGA..........................  Pin Grid Array. An IC package that has multiple rows of pins on the bottom.

Pitch........................  The center-to-center distance between adjacent leads on a package.

PLCC.........................  Plastic Leaded Chip Carrier. See "Business--Our
                               Services."

PLD..........................  A logic chip that is programmed at the customer's site.

PQFP.........................  Plastic Quad Flat Packages. See "Business--Our
                               Services."

Printed Circuit Board........  A laminate sheet into which integrated circuits are soldered. Wires in the board connect the circuits with each other, forming a larger functional unit. Printed circuit boards generally contain a subsystem of a larger electronic system, e.g., one board might hold the semiconductor memory of a computer.

QFP..........................  Quad Flat Pack. A semiconductor package with leads on all four sides and which is attached to a printed circuit board by surface mounting.

RamPAC(TM)...................  A version of a CSP where the die is attached to the package using Flip-Chip interconnect intended for DRAM.

RDRAM........................  Rambus Dynamic Random Access Memory.

RF...........................  Radio frequency.

SIP..........................  Single In-line Package. See "Business--Our
                               Services."

SOC..........................  System on a chip.

SOIC.........................  Small Outline IC packages. See "Business--Our
                               Services."

SOJ..........................  An SOIC package with J-leads for high density memory.

SRAM.........................  Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

SSOP.........................  Shrink Small Outline Packages. See "Business--
                               Our Services."

Substrate....................  The underlying material upon which a device, circuit, or epitaxial layer is fabricated, normally a silicon wafer.

Surface Mount Technology.....  A circuit board packaging technique in which the leads or pins on the chips and components are soldered on top of the board.

TBGA.........................  Thermally Enhanced Ball Grid Array. A version of a BGA package with superior thermal
                               properties compared to that of the conventional PBGA.

TQFP.........................
                               Thin Quad Flat Package. See "Business--Our
                               Services."

TSOC.........................
                               Thin Small Outline IC packages. See "Business-- Our Services."

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TSOP.........................  Thin Small Outline Packages. See "Business--Our
                               Services."
TSSOP........................  Thin Shrink Small Outline Packages. See
                               "Business--Our Services."

Wafer........................  Thin, round, flat piece of silicon that is the base of most integrated circuits.

Wafer Fabrication............  The sequence of oxidation, diffusion, deposition and photolithographic process steps by which semiconductor devices are batch fabricated on wafers.

Wire Bonding.................  The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor die and a terminal.

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